UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Management Proposal

Ordinary General Meeting

04.29.2022 – 3 p.m.

Management Proposal | Ordinary General Meeting - 29 April 2022

SUMMARY

1. Message from the Chairman of the Board of Directors	4
2. Call Notice of Meeting	5
3. Participation of shareholders in the OGM	7
3.1. Participation by Digital Platform	7
3.1.1. Registration for participation through the Digital Platform	8
3.1.2 Technological Resources required for participation via Digital Platform	9
3.2. Participation by Proxy	10
3.3. Remote Voting Participation	11
3.4. ADS holders	13
4. Matters to be resolved at the OGM	15
4.1. To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report	15
4.2. To DECIDE on the allocation of net income for the year 2021	15
4.3. To FIX the annual global compensation of the Company´s management and members of Audit Committee.	16
EXHIBIT I: POWER OF ATTORNEY	18
EXHIBIT II: COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY	20
EXHIBIT III: BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR	120

Management Proposal | Ordinary General Meeting - 29 April 2022

1. Message from the Chairman of the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), to participate in our Ordinary General Meeting (“OGM”), to be held on April 29, 2022, at 3:00 P.M. exclusively via digital platform.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the OGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2021 and the distribution of dividends; to

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Sérgio Agapito Lires Rial

Chairman of the Board of Directors

Management Proposal | Ordinary General Meeting - 29 April 2022

2. Call Notice of Meeting

[to be published in the newspaper “Valor Econômico” in editions of March 28, 29 and 30, 2022]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company of Authorized Capital

CNPJ/ME 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – ORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Ordinary General Meeting (“OGM”) to be held on April 29, 2022, at 3:00 PM, exclusively via digital platform, to resolve upon the following Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2021 and the distribution of dividends; to

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

Observation for participation and Vote during the Meeting by Digital Platform:

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

1. Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Instruction 481/09, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

2. Participation and Voting during the Meeting via Digital Platform: our Shareholders will be able to participate in the Meeting and vote via the Digital Platform, during its realization. The guidelines and connection data will be sent to Shareholders who, until 04/27/2022, register the documents necessary to participate in the OGM, attaching the identification and/or representation documents via the link:

https://plataforma.alfm.adv.br/ALFMH/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxe+3jbaWWbQ6/kzFvPcWsIqvQEFkvTn/Uf9/BUe6rv3B.aspx

According to Art. 5, §3 of CVM Instruction No. 481/09, shareholders who do not submit a request for registration on the digital platform on which the General Meeting will be held by the aforementioned date will not be able to participate in the Meeting.

Management Proposal | Ordinary General Meeting - 29 April 2022

General Instructions:

1.       As provided in § 2 of article 161 of Law No. 6,404/76 and art. 2 of CVM Instruction No. 324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the shares with voting rights, or 1% (one per cent) of non-voting shares;

2.       The shareholders or their legal representatives must register on the digital platform on which the OGM will be held, sending the appropriate identification documents. In the event of shareholder representation by proxy, shareholders must register on the digital platform the instrument granting the necessary powers to participate in the OGM granted less than 1 year ago to a proxy who is a shareholder or manager of Banco Santander, a lawyer or other financial institution;

3.       The documents related to the matters to be examined and resolved at the OGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

4.       Pursuant to the Annual Circular Letter CVM/SEP 2022, issued on February 24, 2022, and considering the entry into force of Law No. 13,818/19 that amended Article 289 of Law No. 6,404/76 ("Brazilian Corporate Law") , with effect from January 1, 2022, the Company's mandatory publications will no longer be made in the Official Gazette of the State of São Paulo and will take place exclusively in the Journal "Valor Econômico" in the form established in the Brazilian Corporate Law.

São Paulo, March 25, 2022 – Sérgio Agapito Lires Rial – Chairman of the Board of Directors.

___________________________________________________

Management Proposal | Ordinary General Meeting - 29 April 2022

3. Participation of shareholders in the OGM

Santander Brasil’s shareholders may participate in the OGM via Digital Platform, with the presence of the shareholder or his legal representative, as specified in item 3.2 below, or by Remote Voting.

Shareholders will be required to provide the following documents to participate in the OGM:

Individual:	• identity document with photo[1] (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)
Legal entity:	• corporate documents that prove the legal representation of the shareholder (original or copy)[2] • legal representative's identity document with photo (original or copy)
Investment fund

•        identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy)

•        simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. Participation by Digital Platform

Santander Brasil’s Shareholders may participate in the OGM through the digital platform provided by the Company, declaring their vote, according to the types of shares they hold (common and/or preferred) and the matters to be voted on.

Corporate shareholders, such as Commercial Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Regulations, delivering the documents proving the regularity of the representation, accompanied by the Minutes of election of the Managers, if applicable, at the time and place indicated in the item below. Shareholders without voting rights may attend the OGM and discuss all matters submitted for deliberation.

[1] The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.

[2] Articles of Incorporation/Organization e Minutes/Instruments of election of legal representatives registered with the competent body.

Management Proposal | Ordinary General Meeting - 29 April 2022

Shareholders who have already sent the Remote Voting Ballot may register to use the digital platform (i) simply to attend the General Meeting; or (ii) to attend and exercise their right to vote at the Meeting, in which case all voting instructions previously sent through the Remote Voting Ballot will be disregarded by the Company.

The participating Shareholders, from now on, authorize the Company to use any information contained in the recording of the Meeting and the documents previously forwarded to (i) record the manifestation and visualization of the documents presented during the Meeting; (ii) recording the authenticity and security of communications during the Meeting; (iii) registration of attendance and votes cast by participating Shareholders; (iv) compliance with a legal order from competent authorities; and (v) defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative proccedings.

Additionally, the Company recommends that, during the General Meeting, the participating shareholders keep their microphones muted and their cameras turned off, in order to avoid connection instability and improve sound quality, from now on allowing that the presiding board of the General Meeting turn off the shareholders cameras and microphones when the floor is not open to Shareholders. In any event, the platform will allow a written and instant dialog box with the presiding board of the Meeting.

The Company is not responsible for any operational or connection problems that the Shareholder may face, as well as for any other event that may make it difficult or impossible for them to participate in the General Meeting through the available digital platform.

3.1.1. Registration for participation through the Digital Platform

In accordance with the provisions of Article 126 of Law No. 6,404/76 and Article 5, paragraph 3 of CVM Instruction 481/09, shareholders must register within 2 (two) days before the date of the OGM, that is, 04/27/2022 (including), the identification documents mentioned in item 3 above.

Shareholders or attorneys-in-fact wishing to participate via Digital Platform must access the link below for registration, no later than 04/27/2022 (including), completely filling all the requested information and uploading the identification and/or representation documents.

https://plataforma.alfm.adv.br/ALFM/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxaUk6FFGGxfErg3HSOy4BmhnNCa+1JT13TcJx/tJ/OF2

After the registration, the Company will validate the information and the shareholders or attorneys-in-fact will receive, within 24 hours, an e-mail informing the approval or denial of the registration. Entries received during holidays and/or weekends will be validated until 6 pm on the next business day.

Management Proposal | Ordinary General Meeting - 29 April 2022

Shareholders will be allowed to regularize their pending registration until 04/27/2022 (including).

The Shareholder may participate in the Meeting and vote virtually, during its realization. The Company warns that, as provided for in Paragraph 3 of Article 5 of CVM Instruction 481/09, shareholders who do not submit a request to participate in the General Meeting by the aforementioned date, will not be able to participate in the General Meeting through the digital platform on which the Assembly will take place.

Access via the platform will be restricted to shareholders or their representatives or attorneys-in-facts, as the case may be, who are registered under the terms outlined in this document.

To ensure the exclusive presence of shareholders and their representatives, only after receiving the request and verifying the identification and representation documents of the Shareholder, 24 (twenty-four) hours before the beginning of the Meeting it will be sent to the indicated email by the shareholder or attorney-in-fact, the guidelines, the link and access password for participation.

Requests to participate in the Meeting through the Platform sent after the deadline and the rules described in this Manual will be disregarded by the Company.

The registered shareholders undertake, under penalty of liability: (i) to use the personal and non-transferable connection data and password, solely and exclusively for the remote monitoring of the Meeting; (ii) not transfer or disclose, in whole or in part, the connection data and password to any third party, shareholder or not; and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during or after the Meeting.

The Company (i) recommends that Shareholders who request their participation familiarize themselves in advance with the use of the digital platform, as well as ensure the compatibility of their electronic devices with the use of said platform; and (ii) requests that, on the day of the Meeting, the qualified Shareholders access the platform 30 minutes before the scheduled time for the start of the work, in order to allow the validation of access and their participation.

Shareholders who have requested to participate in the Meeting via the digital platform and have not received the respective access authorizations by 6:00 pm on April 28, 2022 should send an email to easyvoting@alfm.adv.br or call +55 (011) 2050-0700, for troubleshooting.

In case of doubts related strictly to the access or use of the digital platform, the Shareholders may contact technical assistance by e-mail easyvoting@alfm.adv.br or call +55 (011) 2050-0700.

Management Proposal | Ordinary General Meeting - 29 April 2022

3.1.2 Technological Resources required for participation via Digital Platform

• Personal computer Desktop or Notebook, with Internet connection and operating systems Microsoft Windows 10 (64-bit) or macOS Catalina 10.15.4;

• Audio and video compatibility;

• It is recommended to use headphones for better audio quality;

• Below browser compatibility table with the Platform:

	Chrome	FireFox	Safari	Edge	IE >=11	Opera	Vivaldi	Edge (Chromium)
Video	Yes	Yes	Yes	No	No	Yes	Yes	Yes
Computer Audio	Yes	77	No	No	No	No	Yes	Yes
View Sharing	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes
Screen Sharing	>= 72	>= 66	No	No	No	No	Yes	Yes
Chat	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes

• Make sure, in advance, that your equipment has a microphone;

• Before the scheduled start of the General Meeting, make sure that, in the “Site Settings” option, the camera and microphone access options are enabled;

• The Company recommends that, especially the legal representatives of corporate shareholders, verify with the IT support areas the existence of blocking access to the platform;

• Despite the Zoom platform being available, via app, for IOS and Android cell phones, the Company does not recommend the use of mobile devices, due to the limitations of shareholder x Santander communication interaction specifically for this application.

3.2. Participation by Proxy

The shareholder may be represented at the OGM by an attorney-in-fact, duly constituted by public or private instrument, and pursuant to article 126, §1 of the Brazilian Corporation Law, the attorneys-in-fact must have been constituted less than 1 (one) year ago, and must be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund manager representing the joint owners.

Management Proposal | Ordinary General Meeting - 29 April 2022

The originals or copies of the documents referred to above must be registered on the digital platform up to 2 days before the OGM is held, that is, 04/27/2022 (including).

If the Shareholder cannot be present at the OGM or cannot yet be represented by a proxy of its choice, the Company will provide a proxy to vote for the shareholder in accordance with its voting instructions, according to the power of attorney template contained in Annex I, to this Manual .

3.3. Remote Voting Participation

Pursuant to articles 21-A et seq. of CVM Ruling No. 481/2009, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 04/22/2022 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

Management Proposal | Ordinary General Meeting - 29 April 2022

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
  Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 7 days before the date of the OGM, in other words, by 04/22/2022 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/22/2022.

Ballots received by the Bookkeeper after 04/22/2022 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

Management Proposal | Ordinary General Meeting - 29 April 2022

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
  Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 7 days before the date of the OGM, in other words, by 04/22/2022 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitscheck, 2235 - 26th floor - Vila Olímpia - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/22/2022.

Ballots received by the Company after 04/22/2022 shall be disregarded.

General Information:

➢    in accordance with Article 21-S of CVM Ruling No. 481, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    upon termination of the deadline for remote voting, in other words, by 04/22/2022 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

Management Proposal | Ordinary General Meeting - 29 April 2022

3.4. ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

Management Proposal | Ordinary General Meeting - 29 April 2022

4. Matters to be resolved at the OGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OGM. According to the Call Notice made available to the shareholders, our OGM shall take resolutions regarding the following matters of the Agenda:

4.1. To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report

The documents presented by the management are:

  Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  Comments of the administrative officers on the financial condition of the Company (Exhibit II – Item 10 of the Reference Form);
  Copy of the Financial Statements and Explanatory Notes;
  Opinion of the Independent Auditors;
  Summary of the report of the Audit Committee; and
  Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on February 3rd, 2022, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on February 28th, 2022. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit II of this Proposal.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

4.2. To DECIDE on the allocation of net income for the year 2021

(a) Net Profit Allocation

The Executive Board presents a proposal for the fiscal year 2021 net profit allocation in compliance with the provisions of Article 9, first paragraph, item II and the respective Annex 9-1-II to CVM Instruction 481. Said proposal is contained in Exhibit III to this Proposal. We recommend the careful reading of said exhibit.

Management Proposal | Ordinary General Meeting - 29 April 2022

The net profit of the Company in the fiscal year 2021 was R$ 14,995,509,351.03.

Management proposes the following allocation for net income for the year 2021:

1.           The amount of R$ 749,775,467.55 to the Company’s legal reserve account;

2.           The amount of R$ 10,749,000,000.00, as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on April 27, 2021, July 27, 2021, October 26, 2021, December, 28 2021 and February 01, 2022, of which R$ 3,649,000,000.00 as and Interest on Equity allocated within the mandatory minimum dividends and R$ 7,100,000,000.00 as interim dividends; and

3.           The balance of the remaining net profit after the distributions above, to the value of R$ 4,796,733,883.48 for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As detailed in the Exhibt III of this Management Proposal, the Company's management approved the distribution to shareholders of the global amount of R$ 10,749,000,000.00, as dividends and interest on equity to shareholders, which have already been resolved in Meetings of the Board of Directors held on April 27, 2021, July 27, 2021, October 26, 2021, December 28, 2021 and February 1, 2022, with R$3,649,000,000.00 as interest on the equity allocated to the amount of the minimum mandatory dividends and R$ 7,100,000,000.00 in the form of interim dividends. These amounts correspond to 75.45% of the Company's adjusted net income, and were paid to shareholders based on their respective interest in the Company's capital stock.

4.3. To FIX the annual global compensation of the Company´s management and members of Audit Committee.

The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 12, items I and II of CVM Instruction 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit IV to this Proposal.

Management Proposal | Ordinary General Meeting - 29 April 2022

In 2021, the Ordinary General Meeting, held on April 30, approved an annual global compensation for the Company’s management, in an amount of up to R$ 433,940,000.00 for the 2021 financial year, and for the Audit Committee in an amount of R$ 4,832,500.00 for the same period. Effectively, for the period from January to December, 2021 it was paid to the Company’s management members the amount of R$ 353,366,139.48, being acknowledged that such amount does not include social security duties.

For the period from January to December, 2022, the amount proposed by the management as the annual global compensation for the Company’s management (Board of Directors and Executive Board) is of up to R$ 504,550,000.00, covering fixed remuneration, variable remuneration and the stock base remuneration.

The management members annual global compensation amount proposed is superior of the cap amount approved for the period from January to December, 2021, without considering the social security duties, which the estimative for the period from January to December 2022 is to reach the amount of up to R$ 39,900,000.00.

The amount proposed by the Board of Directors as annual global compensation of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2022 is of up to R$ 4,000,000.00.

Management Proposal | Ordinary General Meeting - 29 April 2022

EXHIBIT I:
POWER OF ATTORNEY

POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, LUIS EDUARDO GALVÃO; Brazilian, married, registered with OAB/SP 345.060 and under the CPF/ME under no. 398.957.548-17; LUIZA DE ANDRADE PIOVEZAN, Brazilian, single, registered with OAB/SP OAB/SP 433.972 and under the CPF/ME under no. 459.354.268-54; e BRUNO GARCIA ROSA CARNEIRO, Brazilian, married, registered with OAB/RJ 189.477 and under the CPF/ME under no. 135.562.137-29, all lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 - Bloco A - Vila Olímpia (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary General Meeting to be held, on first call, on April 29, 2022, at 3:00 PM, exclusively via digital platform, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

( ) For ( ) Against ( ) Abstention

(ii) To DECIDE on the allocation of net income for the year 2021 and the distribution of dividends;

( ) For ( ) Against ( ) Abstention

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee;

( ) For ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

Management Proposal | Ordinary General Meeting - 29 April 2022

This power of attorney shall only be valid for the Company's Ordinary General Meeting mentioned above.

[Place], [month] [day], 2022.

_____________________________________________

[Signature of Grantor]

Management Proposal | Ordinary General Meeting - 29 April 2022

EXHIBIT II:
COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to item III of article 9 of CVM Instruction 481)

10. Officers comments

10.1 Officers should comment on:

a.       general financial and equity conditions

We assessed that in the fourth quarter of 2021, we observed the median projections for the performance of the Brazilian economy indicate brazilian GDP growth of 4.7% in 2021 compared to the contraction of 4.06% in the previous year. The projection for 2021 is lower than that observed at the end of the third quarter and, in our assessment, was influenced by the recent publication that the actual result observed in that period fell short of the market consensus – the median of estimates indicated deseasonalized quarterly expansion of 0.34% for the third quarter of 2021, while the observed number was contraction of 0.1% in the same terms. However, the economic activity data released came in line with our estimate for GDP growth in the previous quarter, and reinforced our expectation that the Brazilian economy will grow 4.7% in 2021.

In the third quarter, we witnessed the interannual variation of the IPCA reaching 10.06%, a level above the target determined for 2021 (3.75%) and higher than the interannual value of 9.6% projected by Santander for the year 2021. We understand that this inflationary environment and its risk balance were the motivators for the Central Bank of Brazil to raise the basic interest rate from 5.25% p.a. to 6.25% p.a. in the third quarter and extended the high cycle in the fourth quarter, when Selic reached the level of 9.25% p.a. at the Copom meeting in December 2021. We believe that this approach to the Selic rate increases the chance that inflation will be towards the targets set within the time horizon relevant to monetary policy. In this sense, we project that the Selic rate will reach 12.25% p.a. at the end of 2022 and may fall back to 9.00% p.a. at the end of 2023.

Regarding the behavior of the exchange rate, we saw the price of the Brazilian currency against the U.S. dollar close the third quarter of 2021 quoted at R$5.44/US$. That is, above the price of R$5.00/US$ seen at the end of the previous quarter. This path of devaluation of the real lasted in the fourth quarter, with the exchange rate ending 2021 at R$5.58/US$, and is aligned with our forecast that it will end the year 2022 quoted at R$5.70/US$.

The performances mentioned above occurred in the midst of an international environment that we deem less favorable than in previous periods, having the following topics as highlights: 1) beginning of the reduction of monetary stimulus by the U.S. central bank and; 2) increase in cases of coronavirus due to the new ômicron variant (especially in Europe), which could lead to the return of stricter mobility restrictions. In the domestic environment, Santander understands that the main themes were as follows: 1) approval of the Pec of The Precatórios, which will change the fiscal structure and; 2) continuity of inflationary pressures, conditioning the current economic context. (i) 2021 For the year ended December 31, 2021, we reported a consolidated net income of R$15.6 billion, an increase of 15.7% compared to 2020. Total assets for the year ended December 31, 2021 reached R$931,208 million, a decrease of 0.3% compared to 2020. Shareholders' equity reached R$105,974 million and adjusted ROAE (excluding goodwill) was 20.2% in 2021. Our Basel capital adequacy index, in accordance with Central Bank standards, was 14.9% as of December 31, 2021. As of December 31, 2021, our portfolio of loans and advances to gross customers grew 18.1%, reaching R$493,355 million, compared to R$417,822 million as of December 31, 2020. The following table provides a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

Management Proposal | Ordinary General Meeting - 29 April 2022

(i)	2021

For the year ended December 31, 2021, we reported a consolidated net income of R$15.6 billion, an increase of 15.7% compared to 2020. Total assets for the year ended December 31, 2021 reached R$931,208 million, a decrease of 0.3% compared to 2020. Shareholders' equity reached R$105,974 million and adjusted ROAE (excluding goodwill) was 20.2% in 2021.

Our Basel capital adequacy index, in accordance with Central Bank standards, was 14.9% as of December 31, 2021.

As of December 31, 2021, our portfolio of loans and advances to gross customers grew 18.1%, reaching R$493,355 million, compared to R$417,822 million as of December 31, 2020.

The following table provides a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2021 vs. December 31, 2020
	2021	2020	2019	R$ million	%
	(in millions of R$, except percentages)
Individual	203,678	174,042	156,177	29,636	17.0%
Consumer finance	55,441	51,637	48,421	3,804	7.4%
Small and Medium Enterprises(1)	59,602	54,525	53,119	5,077	9.3%
Large Enterprises (2)	174,634	137,618	89,539	37,016	26.9%
Total	493,355	417,822	347,257	75,533	18.1%

(i)	2020

For the year ended December 31, 2020, we reported a consolidated net income of R$13.4billion, a reduction of 19.1% compared to 2019. Total assets for the year ended December 31, 2020, reached R$936,201 million, an increase of 22.8%over 2019. Shareholders' equity reached R$106,090 million and adjusted ROAE (excluding goodwill) was 18.4% in 2020.

Our Basel capital adequacy ratio, in accordance with Central Bank standards, was 15.3% as of December 31, 2020.

Management Proposal | Ordinary General Meeting - 29 April 2022

As of December 31, 2020, our portfolio of loans and advances to gross customers grew 20.3%, reaching R$417,822 million, compared to R$347,257 million as of December 31, 2019.

The following table provides a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2020 vs. December 31, 2019
	2020	2011	2018	R$ million	%
	(in millions of R$, except percentages)
Individual	174,042	156,177	133,603	17,865	11.4%
Consumer finance	51,637	48,421	40,964	3,216	6.6%
Small and Medium Enterprises(1)	54,525	53,119	49,624	1,406	2.6%
Large Enterprises (2)	137,618	89,539	97,112	48,079	53.7%
Total	417,822	347,257	321,303	70,565	20.3%

(1)	Companies with annual gross revenue of up to R$ 200 million.
(2)	Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Our total funding as of December 31, 2020 was R$647,465 million, an increase of 24.5% compared to R$519,664 million as of December 31, 2019.

(ii)	2019

For the year ended December 31, 2019, a Company reported consolidated net income of R$16.6 billion, an increase of 29.9% compared to 2018. Total assets, for the year ended December 31, 2019 December 2019, reached R$762,237 million, an increase of 5.3% in relation to 2018. Shareholders' equity reached R$97.209 million and the adjusted ROAE (excluding the goodwill effect) was 21.3% in 2019.

The Company's Basel capital adequacy index, according to the Brazilian Central Bank rules, was 15.0%, as of December 31, 2019.

As of December 31, 2019, the Company's loan and advances portfolio to customers grew 10.6%, reaching R$347,257 million, compared to R$321,933 million on December 31, 2018.

The following table provides a managerial breakdown of the Company's loans and advances to customers (gross) portfolio by customer category on the dates indicated.

	For the year ended December, 31			Variations between December 31, 2019 vs. December 31, 2018
	2019	2018	2017	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	156,177	133,603	107,610	22,574	16.9%
Consumers financing	48,421	40,964	33,170	7,457	18.2%
Small and Medium Companies	53,119	49,624	46,879	3,495	7.0%
Large Companies (1)	89,539	97,112	100,171	(7,573)	(0.1)%
Total	347,257	321,303	287,829	25,953	8.1%

(1)	Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Management Proposal | Ordinary General Meeting - 29 April 2022

Total funding of the Company as of December 31, 2019 was of R$519,664 million, a 4.5% increase compared to R$497,512 million on December 31, 2018.

b. capital structure:

Liability Structure
Liabilities In million of Real	Dez/21	% of total liability	Dez/20	% of total liability	Dez/19	% of total liability
Own Capital – Shareholders Equity (1)	105.974	11%	106,089	11%	97,209	13%
Third Capital – Short term (2)	427.965	46%	593,880	63%	410,492	54%
Third Capital – Long term (3)	366.988	43%	236,232	25%	254,536	33%
Total liability	931.208	100%	936,201	100%	762,237	100%

(1) Includes Non-Controlling Interest

(2) Current Liabilities

(3) Total liabilities, except Shareholders' Equity and Current Liabilities

Debt ratio, according to the formula: third capitals / total assets x 100, is 89.

Furthermore, the following table shows the direct shareholding interest (common and preferred shares) as of December 31, 2021:

Shareholder	Common shares (thousands)	Common shares (%)	Preferred shares (thousands)	Preferred shares (%)	Total shares (thousands)	Total shares (%)

Sterrebeeck BV (2)	1,809,583	47,39%	1,733,644	47,11%	3,543,227	47,25%
Grupo Empresarial Santander SL	1,627,891	42,63%	1,539,863	41,85%	3,167,755	42,25%
Banco Santander, S.A.	2,696	0,07%	-	0,00%	2,696	0,04%
Treasury Stock	15,705	0,41%	15,705	0,43%	31,409	0,42%
Employees (1)	4,888	0,13%	4,978	0,14%	9,865	0,13%
Other minority shareholders	357,932	9,37%	385,647	10,48%	743,579	9,92%
Total	3.818.695	100%	3.679.836	100%	7.498.531	100%

(1)	It includes members of the Company's senior management.
(2)	An affiliate of Santander Group

Management Proposal | Ordinary General Meeting - 29 April 2022

(i)	Equity and Participation of Non-Controlling Shareholders

As of December 31, 2021, the Company’s capital was of R$55,000,000,000.00, fully paid up and divided into 7,498,531,051 shares, all of them registered, book-entry and with no par value.

Pursuant to the current Bylaws, may be increased up to the limit of the authorized capital, irrespective of amendments to the Bylaws, upon a resolution of the Board of Directors of the Company and issuance of up to 9,090,909,090 new shares, whereas the total number of preferred shares shall not exceed 50.0% of the total number of outstanding shares. Any capital increase in excess of such limit requires the approval of the shareholders.

(ii) Equity and Third-Party

Revenue from equity instruments for the year ended December 31, 2021 totaled R$ 34 million, an increase of R$ 15 million compared to R$ 19 million in the year ended December 31, 2019, mainly due to the dividends received from “Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior” as the result of gains in stock positions for hedge of derivatives.

(iii) Benchmark Equity - Basel Ratio

Our capital management is based on conservative principles with continuous monitoring of items that affect our solvency level. We are obliged to comply with Brazilian capital adequacy regulations in accordance with the rules of the Central Bank of Brazil. In October 2013, the new capital implementation regulations and regulatory capital requirements of the Basel Banking Supervision Committee (Basel III) entered into force in Brazil. The minimum regulatory capital requirement is currently 11%. The Tier I requirement is 6.0%, divided into basic capital of at least 4.5%, consisting mainly of share capital and profit reserves, including shares, units of ownership, reserves and income earned, and additional capital consisting mainly of certain reserves, earned revenues and securities and hybrid instruments such as capital authorized by the Central Bank of Brazil.

According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of the capital base was deducted according to the "phase-in" for the implementation of Basel III in Brazil, which was concluded on January 1, 2019. The following table shows the percentage of goodwill deduction required for each year until 2021.

Basel III Phase in
2016	2017	2018	2019	2020	2021
60%	80%	100%	100%	100%	100%

Source: Central Bank of Brazil; Resolution No. 4,192 of the Central Bank of Brazil of March 2013.

Management Proposal | Ordinary General Meeting - 29 April 2022

To the base year 2021, the requirement of the Reference Equity was 10.625%, including 8.00% minimum reference equity, plus 2.00% additional capital conservation and 1.00% systemic additional. Reference Equity Level I reaches 9.00% and Principal Capital Minimum 7.50%.

From April 2022 the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity added to 2.50% of Additional Capital Conservation and 1.00% of Systemic Additional, with requirement of PR Level I and Minimum Principal Capital of 9.50% of 8.00%, respectively.

Basel's capital adequacy index, according to the Central Bank, was 14.9% at December 31, 2021.

	On December 31,
	2021(1)	2020(1)	2019
	(In millions of R$, except percentages)
Level I Reference Assets	76.969,9	77,571.5	66,481.7
Principal Capital	69.919,9	71,006.3	61,389.5
Supplementary Capital	7.050,1	6,565.2	5,092.2
Level II Reference Assets	12.591,3	6,554.4	5,083.8
Reference Assets (Level I and II)	89.561,3	84,125.9	71,565.5
Required Reference Assets	600.741,3	551,569.1	475,986.9
Credit Risk Portion (2)	527.119,3	478,303.5	407,786.2
Market Risk Portion (3)	15.122,2	15,846.2	20,235.2
Operational Risk Portion	58.499,8	57,419.4	47,965.5
Level I Basel Ratio	12,81%	14.06%	13.97%
Basel Ratio Principal Capital	11,64%	12.87%	12.90%
Basel Ratio	14,91%	15.25%	15.04%

(1)	Amounts calculated based on consolidated information by Prudential Consolidated.
(2)	For the calculation of capital allocation for Credit Risk, the modifications and inclusions of Brazilian Central Bank (“BACEN”) Official Letter 3714 of August 20, 2014, Bacen Official Letter 3770 of October 29, 2015, which amends Official Letter 3644 of March 4, 2013 were considered.
(3)	It includes portions for exposure to market risk subject to variations on coupon rates in foreign currency, or "PJUR2", price indexes or "PJUR3" and interest rate or "PJUR1 / PJUR4", of the price of goods “commodities” or "PCOM”, of the price of shares classified as negotiation portfolios, or "PACS”, and portions for exposure to gold, foreign currency and transactions subject to currency variation, or “PCAM.”

(c) ability to pay the financial obligations assumed

Our Executive Board understands that we present financial and property conditions sufficiently adequate for the paymentof our commitments assumed.

The management of our payment capacity is done dynamically through the implementation of limits and control models, approved and monitored by the Committee on Assets and Liabilities (ALCO), which operates in accordance with the guidelines and procedures established by the Santander Group and the Central Bank. Control and management of payment capacity is carried out through the analysis of cash flow positions, structural liquidity and simulations of potential resource losses under stress scenarios. A funding plan is also drawn up that takes into account the better structuring of funding sources to achieve the necessary diversification in terms of maturities, instruments and markets in addition to the establishment of contingency plans. These controls, added to the maintenance of a minimum margin of liquidity guarantee sufficient resources to honor client deposits and other obligations, grant loans and financing to clients, meet their own working capital needs for investment and face any risks related to liquidity crises.

Management Proposal | Ordinary General Meeting - 29 April 2022

We actively manage risks intrinsic to commercial banking activity, such as structural risks of interest rates, liquidity and exchange rates. Our goal of financial management is to make net interest income from commercial activities more stable and recurring, maintaining adequate levels of liquidity and solvency. Financial management also analyses the structural interest rate risk arising from divergences between maturity dates and revision of assets and liabilities in each of the currencies we operate.

The following tables show the intervals between pricing dates of financial assets and liabilities with different maturity dates as of December 31, 2021, 2020 and 2019, respectively (liquidity position):

2021	In millions of Reais
	On Demand	On Demand	On Demand	On Demand	On Demand	On Demand	On Demand
Assets:
Cash and balances with the Brazilian Central Bank	15.431	1.227	-	-	-	-	16.657
Debt instruments (2)	1.612	119.780	20.353	5.835	38.904	38.728	225.212
Equity instruments	-	-	-	-	-	2.528	2.528
Loans and amounts due from credit institutions	80.356	2.717	1.749	10.828	15	0	95.665
Loans and advances to customer	70.399	82.203	84.986	152.609	31.902	42.744	464.844
Derivatives	-	8.668	2.836	1.646	5.990	2.001	21.140
Total	167.797	214.595	109.923	170.916	76.811	86.000	826.046

Liabilities:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	10.052	60.636	39.748	6.681	1.657	2.230	121.006
Customer deposits (1)	86.052	79.688	56.178	163.642	83.327	75	468.961
Marketable debt securities (1)	-	28.052	5.039	35.844	9.342	760	79.037
Debt Instruments Eligible to Compose Capital	-	5.553	-	14.089	-	-	19.641
Other financial liabilities	3.935	10.733	19.132	35.108	-	-	68.908
Short positions	-	12.781	-	-	-	-	12.781
Derivatives	642	7.240	2.504	9.117	3.773	1.343	24.619
Total	100.681	204.682	122.602	264.481	98.098	4.409	794.953

Management Proposal | Ordinary General Meeting - 29 April 2022

2020	In millions of Reais
	On Demand	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Assets:
Cash and balances with the Brazilian Central Bank	7,374	12,775	-	-	-	-	20,149
Debt instruments (2)	433	13,196	33,904	64,226	70,183	48,162	230,102
Equity instruments	-	-	-	-	-	2,329	2,329
Loans and amounts due from credit institutions	57,722	2,778	36,783	15,155	363	48	112,850
Loans and advances to customer	29,386	80,282	93,750	98,550	47,161	44,640	393,768
Derivatives	-	14,558	1,994	6,727	1,870	3,721	28,871
Total	94,914	123,588	166,431	184,658	119,576	98,901	788,069

Liabilities:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	-	83,923	43,315	3,764	-	655	131,657
Customer deposits (1)	85,433	139,191	121,805	62,769	36,578	38	445,814
Marketable debt securities (1)	-	8,815	18,736	28,158	747	418	56,876
Debt Instruments Eligible to Compose Capital	-	220	-	12,899	-	-	13,120
Other financial liabilities	23	21,859	20,730	17,203	5	2	59,823
Short positions	-	45,808	-	-	-	-	45,808
Derivatives	-	2,047	1,974	8,011	7,744	12,204	31,980
Total	85,457	301,863	206,560	132,804	45,075	13,317	785,077

2019	In millions of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	6,549	13,578	-	-	-	-	20,127
Debt instruments (2)	7,748	1,174	22,926	45,058	35,118	61,307	173,331
Equity instruments	-	-	-	-	-	2,358	2,358
Loans and amounts due from credit institutions	69,135	1,943	21,065	14,525	2,411	153	109,232
Loans and advances to customer	9,452	84,840	43,181	89,624	34,093	65,511	326,701
Derivatives	6,806
Total	99,690	103,428	89,822	152,754	73,573	132,929	652,196

Liabilities:
Financial liabilities at amortized cost:	-	-	-	-	-	-	-
Deposits from credit institutions(1)	391	16,584	49,098	25,656	4,877	2,666	99,272
Customer deposits(1)	69,049	130,872	76,245	43,396	16,923	30	336,515
Marketable debt securities (1)	-	10,675	695	37,269	3,900	21,163	73,702
Subordinated liabilities	-	-	-	-	-	-	-
Debt Instruments Eligible to Compose Capital	-	171	-	10,005	-	-	10,176
Other financial liabilities	10	24,361	14,510	16,679	5	2	55,567
Financial liabilities held for trading:	6,777	9,094	1,961	5,953	6,250	16,230	46,265
Short positions	-	4,749	1,554	1,256	3,748	12,529	23,836
Derivatives	6,776	4,345	406	4,697	2,502	3,702	22,428
Total	76,226	191,757	142,508	138,958	31,955	40,092	621,496

(1)       Includes obligations that may have early enforceability, such as: demand deposits and time deposits, repurchase transactions with clients, LCI and LCA.

Management Proposal | Ordinary General Meeting - 29 April 2022

The following table shows financial assets and liabilities by national and foreign currency as of December 31, 2021, 2020 and 2019 (currency position):

	On December 31,
	2021		2020		2019
	National Currency	Foreign Currency	National Currency	Foreign Currency	National Currency	Foreign Currency
	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	21,543	10,851	4,531	15,617	4,878	15,250
Debt instruments	208,133	17,080	226,787	3,315	164,447	8,885
Equity securities	91,868	3,797	1,675	—	2,358	—
Loans and other amounts with credit institutions, gross	398,335	66,509	109,339	3,520	107,694	1,553
Loans and advances to customers, gross	2,078	45	396,950	20,822	326,421	20,835
Total	721,957	98,282	739,283	43,275	605,798	46,523

Liabilities
Financial liabilities at amortized cost
Deposits from Brazilian Central Bank and Credit Institutions	62,332	58,674	86,564	45,093	58,283	40,988
Customer deposits	470,973	—	445,900	—	336,515	—
Securities obligations	66,027	13,009	45,476	9,399	64,987	8,715
Subordinated liabilities	—	—	—	—	—	—
Capital-Eligible Debt Instruments	—	12,781	—	13,120	—	10,176
Other financial liabilities	68,496	413	66,727	153	60,885	—
Total	667,828	84,877	646,667	67,766	520,670	59,879

d. sources of financing for working capital and for investments in non-current assets used

The following table shows the composition of the captures n the dates indicated:

	On December 31,
	2021	2020	2019
	(in millions of R$)
Customer Deposits	468.961	445,813	336,515
Checking account	41.742	35,550	29,524
Savings Account	65.249	62,210	49,040
Time deposits	280.955	269,929	175,994
Repurchase agreements	81.014	78,124	81,957
Transactions backed by Private Bonds (1)	20.103	14,944	8,743
Transactions backed by Public Bonds (1)	60.911	63,180	73,214
Deposits from the Brazilian Central Bank and deposits from credit institutions	121.006	131,657	99,271
Demand deposits (1)	126	296	685
Time deposits (2)	75.755	76,489	56,602
Repurchase agreements	45.125	54,872	41,984
Transactions backed by Private Bonds (1)	13.478	13,844	9,506
Transactions backed by Public Bonds(1)	31.647	41,028	32,478

Total deposits	589.967	577,470	435,786
Debt securities	79.037	56,875	73,702
Agribusiness Credit Bills	16.989	14,747	14,777
Financial Bills	25.074	12,750	27,587
Real Estate Credit Notes	24.020	19,979	21,266
Eurobonds and other securities	12.952	9,399	10,072
Debt instruments Eligible to Establish Capital	19.641	13,120	10,176
Subordinated Debt	-	-	-
Total Funding	688.645	647,465	519,664
__________________
(1)	They basically refer to repurchase transactions backed by own debentures.

(2)	Includes transactions with credit institutions resulting from debt facilities to export and import, on lending in the country (BNDES and Finame) and from abroad, and other foreign debt facilities.

Management Proposal | Ordinary General Meeting - 29 April 2022

(i) Deposits

•                 Customer Deposits: Our clients' deposit balance was R$469.0 billion as of December 31, 2021, R$445.9 billion at December 31, 2020 and R$336.5 billion as of December 31, 2019, representing 68.1%, 68.9% and 64.8% of our total funding, respectively.

•                 Spot deposits: The balance of our current account clients' deposits was R$41.7 billion as of December 31, 2021, R$35.6 billion at December 31, 2020 and R$28.2 billion as of December 31, 2019, representing 7.1%, 6.2% and 6.5% of total deposits, respectively.

•                 Savings Accounts: Our customers' savings booklets were R$65.2 billion as of December 31, 2021, R$62.2 billion as of December 31, 2020 and R$49.0 billion as of December 31, 2019, representing 11.1%, 10.8% and 11.3% of total deposits, respectively.

•                 Term Deposits of Customers: The balance of term deposits of our clients was R$281.0 billion as of December 31, 2021, R$269.9 billion at December 31, 2020, R$200.7 billion as of December 31, 2019, representing 47.6%, 46.7% and 46.1% of total deposits, respectively.

•                 Client Deposits - Committed Operations: We maintain a portfolio of brazilian public and private sector debt instruments, which is used to obtain short-term (overnight) resources from other financial institutions or investment funds through the sale of these securities with simultaneous repurchase commitment. Due to the short-term (overnight) nature of this source of resources, these transactions are volatile and are generally composed of Brazilian government bonds and operations committed with ballast in debentures. Securities sold in committed transactions decreased to R$81.0 billion at December 31, 2021, from R$78.1 billion at December 31, 2020 and R$58.5 billion as of December 31, 2019, representing 13.7%, 13.5% and 18.8% of total deposits, respectively.

Management Proposal | Ordinary General Meeting - 29 April 2022

(ii) Deposits from Brazilian Central Bank and Credit Institutions

Our deposit balance of the Central Bank of Brazil and credit institutions was R$121.0 billion as of December 31, 2021, R$131.7 billion at December 31, 2020 and R$99.3 billion as of December 31, 2019, representing 22.8%, 22.8% and 22.8% of total deposits, respectively.

It also includes National Loan And Transfers Obligations:

•                 Loan obligations. We have relationships with banks around the world, providing credit lines tied to foreign currencies (both the U.S. dollar and a basket of foreign currencies). We apply the resources of these operations, mainly in credit concessions tied to the U.S. dollar and, in particular, to financing to trade operations.

•                 National transfers. We work in the transfer of public institutions, mainly BNDES and FINAME, for which we act as a financial agent. The financing of these sources in Brazil represents a method of providing long-term loans with medium competitive interest rates for some sectors of the economy. Loans of these funds are allocated by BNDES through banks to specific sectors directed to economic development. This type of loan is known as "transfer". Under this agreement, we borrow funds from BNDES or FINAME, the bndes equipment financing subsidiary, and pass them on to specific sectors of the economy. These loans are usually granted at rates below average market rates and have an average term of up to five years. Because the funds passed on are generally married and/or financed by loans from a federal government agency, we do not assume any risk of interest rate or risk of mismarriage of deadlines, nor do we charge interest at a fixed margin on the costs of the funds. However, we retain the borrower's commercial credit risk and therefore have discretion in the credit decision and application of the credit criteria. This type of financing is not affected by compulsory deposit requirements. The transfer is generally guaranteed, although this is not required by the terms of the transfer.

(iii) Other Methods of Funding

(iii.1)	Marketable Debt Securities

Our balance in debt securities was R$79.0 billion as of December 31, 2021, R$56.9 billion at December 31, 2020 and R$73.7 billion as of December 31, 2019, representing 11.5%, 8.8% and 14.2% of all our borrowings, respectively.

Agribusiness Letters of Credit are freely traded credit instruments and represent a future payment commitment, issued exclusively by financial institutions related to credit rights arising from transactions between rural producers and their cooperatives and other agents of the agricultural production chain and foreign exchange acceptances. Agribusiness Letters of Credit reached R$17.0 billion as of December 31, 2021, R$14.7 billion at December 31, 2020 and R$14.8 billion as of December 31, 2019.

Management Proposal | Ordinary General Meeting - 29 April 2022

Financial bills are alternative funding instruments for banks that may be characterized as senior or eligible to make up the Reference Equity for capital adequacy regulation purposes. According to CMN Resolution 4,733 of June 2019, its minimum term must be 24 months and must be issued for a minimum amount of R$300,000 for subordinated transactions and R$50,000 for senior transactions totaling R$25.1 billion as of December 31, 2021, an increase of 50, 9% compared to December 2020.

The Letters of Real Estate Credit, or "LCI," increased 13.9%, from R$18.8 billion in December 2020 to R$21.5 billion as of December 31, 2021.

We issue securities under the Global Medium Term Notes program. Our balance of securities issued abroad was R$13.0 billion as of December 31, 2021 and R$9.4 billion as of December 31, 2020. This change occurred mainly due to the non-substitution of certain debt instruments that reached their maturity.

(iv) Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

We issue U.S. dollar-denominated Notes that constitute Level 1 and Level 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2021, the balance of Tier 1 and Level 2 debt instruments was R$19.6 billion, compared to R$13.1 billion as of December 31, 2020. This variation occurred due to the emissums of financial letters with subordination clause, whose resources were used to compose The Reference Equity Level II (PR), in the total amount of R$ 5.5 billion, in negotiations with private investors and exchange rate differences arising from the devaluation of the Real in relation to the U.S. dollar in 2021 compared to 2020.

(v) Subordinated Debt

As of December 31, 2021, we had no subordinated debts.

e. Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

Due to our stable and diversified sources of fundraising, which include a large deposit base of its customers as detailed in the above 10.1.d item, we have historically had no liquidity issues.

As part of our liquidity risk management, we have a formal plan with measures to be taken in scenarios of systemic liquidity crisis and/or arising from possible risk of our corporate image. This liquidity contingency plan contains parameters of attention, in addition to preventive measures and actions to be triggered in times of liquidity deficiency, if the reserves fall below certain parameters.

Management Proposal | Ordinary General Meeting - 29 April 2022

As sources of financing for working capital and for investments in non-current assets used to cover liquidity shortties, the following resources may be used: (i) deposit capture; (ii) bond issues; (iii) transactions committed with public/private securities; (iv) transfer pricing review; (v) the establishment of more restrictive credit policies; and (vi) release of guarantee margin at B3 S.A. – Brasil Bolsa, Balcão.

f. levels of indebtedness and the characteristics of such debts, describing also :

(i) Relevant loan and financing agreements

There are no loan agreements or other debt instruments that our management deems relevant to us, with the exception of the debt-representing securities of our issue described in Section 18 of the Reference Form.

(ii) Other long-term relationships with financial institutions

Our main sources of resources are local deposits in spot modalities, savings and term accounts, in line with other Brazilian banks, as well as open market funding, other than own-issue securities and Federal Government bonds with a repurchase commitment ("committed transactions").

We also have deposits in credit institutions related to export and import financing lines taken from banks abroad and intended for application in commercial foreign exchange operations related to export and import financing. We are also party to long-term obligations via transfers, all in accordance with the operational policies of the BNDES system.

(ii.1)	Eurobonds and Securitization Notes - MT100

External issues of securities denominated in foreign currency include securities and other securities (Eurobonds and Structured Notes). The following table shows the detailed composition of Eurobonds:

	Issuance	Maturity	Currency		2020	2019	2018
Eurobonds	2017	2020	BRL	4,4%	-	-	929.042
Eurobonds	2018	2020	USD	Até 3,5%	-	-	37.476
Eurobonds	2018	2020	USD	Acima de 3,5%	-	-	35.438
Eurobonds	2019	2020	USD	0% a 4,4%	-	-	3.556.724
Eurobonds	2017	2025	USD	4,4%	117.150	14.469	63.181
Eurobonds	2018	2025	USD	0% a 4,4%	771.300	-	-
Eurobonds	2017	2024	USD	2,4% a 10%	-	853.929	664.996
Eurobonds	2018	2024	USD	6,6% a 6,7%	-	1.625.192	1.260.099
Eurobonds	2018	2025	USD	Até 9%	-	1.720.187	1.427.601
Eurobonds	2019	2025	USD	0% a 4,4%	225.533	-	-
Eurobonds	2019	2026	USD	4,4%	75.716	-	-

Management Proposal | Ordinary General Meeting - 29 April 2022

Eurobonds	2019	2027	USD	0% a 4,4%	632.831	-	-
Eurobonds	2020	2022	USD	4,4%	306.253	-	-
Eurobonds	2020	2023	USD	0% a 4,4%	455.666	-	-
Eurobonds	2019	2027	USD	CDI+6,4%	-	1.279.506	727.118
Eurobonds	2020	2021	USD	0% a 4%	-	3.252.482	-
Eurobonds	2020	2021	USD	CDI + 1,9%	-	170.257	-
Eurobonds	2020	2022	USD	0% a 4%	-	16.923	-
Eurobonds	2020	2022	USD	CDI + 1,9%	-	121.926	-
Eurobonds	2020	2025	USD	0% a 8%	46.655	22.888	-
Eurobonds	2020	2023	USD	CDI + 1,9%	-	223.435	-
Eurobonds	2020	2024	USD	CDI + 1,9%	-	98.082	-
Eurobonds	2021	2022	USD	0% a 4,4%	2.005.534	-	-
Eurobonds	2021	2022	USD	Até 9%	41.749	-	-
Eurobonds	2021	2022	USD	CDI+1,9%	205.624	-	-
Eurobonds	2021	2022	USD	CDI + 2,65%	181.116	-	-
Eurobonds	2021	2023	USD	0% a 4,4%	408.824	-	-
Eurobonds	2021	2023	USD	CDI+1,9%	157.370	-	-
Eurobonds	2021	2023	USD	CDI + 2,65%	5.316	-	-
Eurobonds	2021	2024	USD	0% a 4,4%	246.192	-	-
Eurobonds	2021	2025	USD	0% a 4,4%	593.036	-	-
Eurobonds	2021	2026	USD	0% a 4,4%	3.890.578	-	-
Eurobonds	2021	2026	USD	CDI + 2,65%	210.639	-	-
Eurobonds	2021	2027	USD	0% a 4,4%	101.029	-	-
Eurobonds	2021	2028	USD	Até 9%	30.126	-	-
Eurobonds	2021	2028	USD	CDI + 6,4%	26.018	-	-
Eurobonds	2021	2031	USD	0% a 4,4%	2.217.811	-	-
Other					-	-	13.707
Total					12.952.068	9.399.276	8.715.382

(ii.2)	Subordinated debts

We use subordinated debt instruments in its borrowing structure, represented by securities issued in the lines of the Central Bank standards, which are used as Reference Equity - Level 2, for the calculation of operational limits, including Subordinated CDBs, deposit certificates issued by us in the local market, in various issues, at interest rates updated by the CDI or the IPCA.

(iii) Level of subordination between the debts

In case of our judicial or extrajudicial settlement there is a preference order regarding the payment of the various creditors of the mass provided for by law, which must be respected in accordance with the Brazilian legislation in force at the time. Specifically with regard to the financial debts that make up our debt, the following payment order should be observed: debts guaranteed by real guarantee, chiropractic debts and subordinated debts. It is worth saying that, in relation to debts with real guarantee, creditors prefer the others up to the limit of the asset given in guarantee and, as it rises, they will have their claims included in the order of payment of the quirography creditors. Among the chiropractic creditors there is no degree of subordination, as well as there is no degree of subordination between the various subordinated creditors.

Management Proposal | Ordinary General Meeting - 29 April 2022

(iv) any restrictions imposed on the Company, particularly in relation to limits of indebtedness and contracting of new debts, to distribution of dividends, to sale of assets, to issuance of new securities and to the sale of equity control, and whether the Company has been respecting such restrictions

Regarding securities issued abroad, the descriptions of transactions and programs described in Item 18.10 of the Reference Form ("Securitization Program" and "Medium Term Notes – MTN"), the main restrictions imposed on the issuer, existing in financing agreements, are also described in the same item, more specifically in sessions 18.10.I.h.(v) and 18.10.II.h. (v).

g.           limits of loans taken out and percentages already used

The information requested in this item does not apply to financial institutions. We are, however, subject to the parameters determined by the monetary authorities, in line with the Basel principles.

/

h.           significant alterations in each item of the financial statements

(i)	Assets and Liabilities (in millions Reais):

Assets	2021	2020	Var. 2021x2020	2019	Var. 2020x2019
Cash and Balances With The Brazilian Central Bank	16.657	20.149	-17,3%	20.127	0,1%
Financial Assets Held For Trading	18.859	60.900	-69,0%	32.342	88,3%
Financial Assets Measured At Fair Value Through Profit Or Loss	70.571	95.843	-26,4%	55.396	73,0%
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	870	500	74,0%	171	192,4%
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	101.242	109.740	-7,7%	96.120	14,2%
Other Financial Assets At Fair Value Through Profit Or Loss	633.241	554.925	14,1%	474.681	16,9%
Available-For-Sale Financial Assets	342	743	-54,0%	340	118,5%
Financial Assets Measured At Fair Value Through Other Comprehensive Income	816	1.093	-25,3%	1.325	-17,5%
Held to Maturity Investments	816	1.095	-25,5%	1.071	2,2%
Loans and Receivables	41.757	41.064	1,7%	33.599	22,2%
Financial Assets Measured At Amortized Cost	6.049	7.222	-16,2%	5.062	42,7%
Hedging Derivatives	8.783	9.537	-7,9%	9.782	-2,5%
Non-Current Assets Held For Sale	30.787	30.766	0,1%	30.596	0,6%
Investments in Associates and Joint Ventures	931.208	933.578	-0,3%	760.613	22,7%
Tax Assets	16.657	20.149	-17,3%	20.127	0,1%
Other Assets	18.859	60.900	-69,0%	32.342	88,3%
Tangible Assets	70.571	95.843	-26,4%	55.396	73,0%
Intangible Assets	870	500	74,0%	171	192,4%
Total Assets	101.242	109.740	-7,7%	96.120	14,2%

Management Proposal | Ordinary General Meeting - 29 April 2022

The following are the main changes in balance sheet accounts for the years 2021, 2020 and 2019.

Liabilities and Stockholders' Equity	2021	2020	Var. 2021x2020	2019	Var. 2020x2019
Financial Liabilities Held For Trading	77.643	75.020	3,5%	0	100,0%
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	-	0,0%	44.440	-100,0%
Financial Liabilities Measured At Fair Value Through Profit Or Loss	7.460	7.038	6,0%	5.319	32,3%
Financial Liabilities at Amortized Cost	750.094	707.289	6,1%	575.230	23,0%
Hedging Derivatives	447	145	208,3%	201	-27,9%
Provisions	11.604	13.815	-16,0%	16.332	-15,4%
Tax Liabilities	8.175	10.130	-19,3%	10.960	-7,6%
Other Liabilities	10.501	14.051	-25,3%	10.921	28,7%
Total Liabilities	825.234	827.489	-0,3%	663.403	24,7%
Stockholders' Equity	109.046	106.205	2,7%	96.736	9,8%
Other Comprehensive Income	-3.406	-428	695,8%	-86	397,7%
Stockholders' Equity Attributable to the Parent	105.777	105.777	0,0%	96.650	9,4%
Total Stockholders' Equity	105.974	106.090	-0,1%	97.209	9,1%
Total Liabilities and Stockholders' Equity	931.208	933.578	-0,3%	760.613	22,7%

On December 31, 2020, our total assets reached R$931,208 million, a reduction of 0.3% compared to 2020, whose total assets reached R$933,578 million, 22.7% higher than the year ended December 31, 2019, in the amount of R$760,613 million.

The portfolio of loans and advances to gross customers, without guarantees and guarantees, totaled R$493,355 as of December 31, 2021, an increase of 18.1% compared to R$417,822 million as of December 31, 2020, an increase of 20.3% compared to R$347,257 million as of December 31, 2019. The Large Companies showed an evolution of 26.9% compared to 2020, followed by an increase of 17.0% in the Individual segment.

Consolidated shareholders' equity totaled R$105,640 million as of December 31, 2021, R$105,777 million as of December 31, 2020 and R$96,650 million as of December 31, 2019, down 0.1% on December 31, 2021 compared to 2020 and an increase of 9.4% on December 31, 2020 compared to 2019. The change in shareholders' equity in the year is mainly due to revenue growth, net income for the period in the amount of R$15,559 million and reduced by the highlight of Dividends and Interest on Equity in the amount of R$9,649 million.

Management Proposal | Ordinary General Meeting - 29 April 2022

10.2. Directors should comment:

a. Results of the Company's operations:

Results of Operations for years ended December 31,2021,2020 and 2019

The following table provides an overview of the main core aspects of our operating results for the years ended December 31, 2021, 2020 and 2019:

Executive Summary - Santander Brasil Results

Total Revenues totaled R$63,926 million in 2021, an increase of 32.5% compared to the year ended December 31, 2020, mainly due to the effects of hedging for investments abroad, which had a significant impact in 2020 due to exchange variation and increased net interest income due to the increase in the volume of the loan portfolio, as a result of increased commercial activity anchored by the growth of loyal customers and new acquisitions. Excluding the effects of investment hedging abroad, our total revenue would be R$ 61,825 million for the year, an increase of 3.3% over the year ended December 31, 2020. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Indices With IFRS Most Directly Comparable Financial Measures."

Consolidated Profit for 2021 totaled R$15,559 million, for the year ended December 31, 2021, an increase of 15.7% over the year ended December 31, 2020, mainly due to the increase in net interest income, due to the higher volume of transactions, and the performance of gains/losses with assets and liabilities financial (net) and net interest income.

The Client Loan Portfolio totaled R$493 billion in December 2021, an increase of 18.1% compared to December 31, 2020, mainly due to an increase in loans to individuals and the consumer financing portfolio.

Credit Quality remains at reasonable levels and supports our growth. The ratio of non-recoverable assets to credit risk was 5.0% for the year ended December 31, 2021, down 0.3 p.p. from the previous year. The Coverage Index was 110.4% for the year ended December 31, 2021, an increase of 0.2 p.p. compared to 110.6% in the year ended December 31, 2020. The Basel Capital Adequacy Index was 14.9% for the year ended December 31, 2021, a decrease of 0.3% compared to the year ended December 31, 2020.

The Deposits of the Central Bank of Brazil and deposits of credit institutions plus deposits of customers increased 2.2%, to R$ 590 billion in 2021.

Management Proposal | Ordinary General Meeting - 29 April 2022

Results of Operations

The following table presents our consolidated operating results for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
	2021	2020	2019	Var %	Var %
				2021/2020	2020/2019
	(in millions of R$, except percentages)
Net interest income	51.318	44.443	44.321	15,5	0,3
Income from equity instruments	90	34	19	166,8	78,9
Income from companies accounted for by the equity method	144	112	149	28,4	(24,8)
Net fee and commission income	15.273	16.228	15.713	(5,9)	3,3
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1.781)	(11.703)	(326)	(84,8)	3.489,9
Other operating income (expenses)	(1.119)	(873)	(1.108)	28,2	(21,2)
Total income	63.926	48.242	58.769	32,5	(17,9)
Administrative expenses	(17.316)	(17.115)	(16.942)	1,2	1,0
Depreciation and amortization	(2.434)	(2.579)	(2.392)	(5,6)	7,8
Provisions (net)	(2.179)	(1.657)	(3.682)	31,6	(55,0)
Impairment losses on financial assets (net)	(17.113)	(17.450)	(13.370)	(1,9)	30,5
Impairment losses on other assets (net)	(166)	(85)	(131)	95,3	(35,4)
Other nonfinancial gain (losses)	33	308	20	(89,5)	1.404,1
Operating profit before tax	24.750	9.664	22.273	156,1	(56,6)
Income tax	(9.191)	3.787	(5.642)	(342,7)	(167,1)
Consolidated profit for the year	15.559	13.451	16.631	15,7	(19,1)

Our consolidated profit for the year ended December 31, 2021 was R$15,559 million, an increase of R$2,108 million, or 15.7%, compared to our consolidated profit of R$13,451 million for the year ended December 31, 2020 as a result of an increase in net interest income of R$6,875, or 15.5%, to R$51,318 million for the year ended December 31, 2021 compared to R$44,443 million for the year ended December 31, 2020, due to the growth of the credit portfolio

Our consolidated profit for the year ended December 31, 2020 was R$13,451 million, a reduction of R$3,180 million, or 19.1%, compared to our consolidated profit of R$16,631 million for the year ended December 31, 2019 as a result of an increase of R$ 4,080 in losses due to a reduction in recoverable value in financial assets (net) mainly due to the covid-19 global pandemic that resulted in an additional provision of R$ 4,080 in losses due to a reduction in the recoverable value in financial assets (net) mainly due to the covid-19 global pandemic that resulted in an additional provision of R$ 4,080 in losses due to a reduction in the recoverable value in financial assets (net) mainly due to the covid-19 global pandemic that resulted in an additional provision r$ 3,200 million for potential loan losses. This was partially offset by the growth of the credit portfolio.

Management Proposal | Ordinary General Meeting - 29 April 2022

Our consolidated profit for the year ended December 31, 2019 was R$16,631 million, an increase of R$3,832 million, or 29.9%, compared to our consolidated profit of R$12,800 million for the year ended December 31, 2018 as a result of:

(i)	an increase of R$2,400 million in net interest income, mainly due to the growth of our loan portfolio driven by our commercial banking segment

(ii)	increase of R$1,581 million in net fees and commissions, mainly as a result of an increase of R$722 million in credit and debit card revenues, an increase of R$417 million in revenues from sales of insurance and securities premiums, an increase of R$295 million in revenues from the capital market and an increase of R$138 million in current account service revenues. These increases were explained by the expansion of our customer base, greater linkage, and greater transactionality.

Net interest income

Net interest income for the year ended December 31, 2021 was R$ 51,318 million, an increase of 15.5% or R$ 6,875 million compared to R$ 44,443 million for the year ended December 31, 2020. This increase was mainly due to an increase of 15.7%. in our credit portfolio driven by our Commercial Banking unit.

The average total profitable assets in 2021 were R$ 843.2 billion, an increase of 12.4% or R$ 93.2 billion compared to R$ 750.1 billion in 2020. The main drivers were an increase of R$ 76.8 billion, or 20.0%, in the average loans and advances to customers and an increase of R$ 21.3 billion in the average of debt instruments. Net income (net interest income divided by average profitable assets) was 5.86% in 2021 compared to 5.93% in 2020, down 7.74 p.p.

The average total of onerous liabilities in 2021 was R$ 647.7 billion, an increase of 13.0% or R$ 74.3 billion compared to R$ 573.4 billion in 2020. The main driver of this growth was an increase of R$ 40.1 billion in customer deposits and R$ 37.4 billion in deposits from the Central Bank of Brazil and deposits from credit institutions, as a result of a change in investor preferences for more stable instruments.

Management Proposal | Ordinary General Meeting - 29 April 2022

Finally, the income spread (difference between the gross yield of profitable assets and the average cost of onerous liabilities) was 4.8% in 2021, mainly due to the increase in the SELIC rate during the exercise ended December 31, 2021, 2.0% at December 31, 2020 and 9.25% at December 31, 2021.

Net interest income for the year ended December 31, 2020 was R$44,443 million, an increase of 0.3% or R$122 million compared to R$44,321 million for the year ended December 31, 2019. This increase was mainly explained by a 20.3% increase in the volume of our credit portfolio, a 12% increase in the number of linked customers.

The total average profitable assets in 2020 were R$750.1 billion, an increase of 14.5% or R$94.9 billion compared to R$655.2 billion in 2019. The main drivers were an increase of R$61.2 billion, or 18.9%, in the average number of loans and amounts owed by credit institutions, an increase of R$24.8 billion in the average of debt instruments. Net income (net interest income divided by average profitable assets) was 5.9% in 2020, compared to 6.8% in 2019, down 0.8 p.p.

The average total of onerous liabilities in 2020 was R$572.0 billion, an increase of 16.5% or R$80.8 billion, compared to R$491.2 billion in 2019. The main drivers of this growth were an increase of R$109.4 billion in client deposits, given the shift in investors' assets toward more stable instruments.

Finally, the income spread (the difference between the gross income of profitable assets and the average cost of onerous liabilities) was 5.2% in 2020, mainly due to the lower participation of our Commercial Bank segment in our total results and the effect of reducing the SELIC interest rate from 4.5% in 2019 to 2.0% in 2020.

Income from Equity Instruments

The profit of equity instruments for the year ended December 31, 2021 totaled R$90 million, an increase of R$56 million compared to R$34 million for the year ended December 31, 2019, mainly due to the higher dividend gains of Santander Fundo Investimento Amazonas Multimercado Crédito Privado Investimento Abroad as a result of gains in the positions of shares for hedge derivatives, r$84.8 million.

Profit from equity instruments for the year ended December 31, 2020 totaled R$34 million, an increase of R$15 million compared to R$19 million for the year ended December 31, 2019, mainly due to higher dividend gains from Santander Fundo Fundo Investimento Amazonas Multimercado Crédito Privado Investimento Abroad as a result of gains in stock positions for hedge derivatives.

Equity Income

Equity income for the year ended December 31, 2021 was R$144 million, an increase of R$32 million from R$112 million for the year ended December 30, 2020, mainly due to an increase of R$23.5 million in the results of Tecban's operations (Tecnologia Bancária S.A.) and an increase of R$7 million in the operating results of Webmotors S.A., both controlled together.

Management Proposal | Ordinary General Meeting - 29 April 2022

Equity income for the year ended December 31, 2020 was R$112 million, a decrease of R$37 million from R$149 million for the year ended December 2019, mainly due to a reduction of R$33 million in the results of Banco RCI Brasil S.A.'s operations and a reduction of R$8 million in the operating results of the Credit Intelligence Manager, both controlled together. These improved results were partially offset by an increase of R$10 million in the results of the operations of Tecban (Tecnologia Bancária S.A.), a jointly controlled company.

Revenues from net fees and commissions

Net commission s and tariff revenues for the year ended December 31, 2021 reached R$15,273 million, a reduction of 5.9% or R$956 million compared to R$16.228 million for the year ended December 31, 2020, mainly impacted due to a decrease in revenues from credit and debit card fees and commissions, due to major card issuance costs as a result of business growth and the impact of Getnet's spin-off. This was partially offset by revenue growth with fees and commissions related to insurance, capitalization, resource management and pension funds.

Net commission and rate revenues for the year ended December 31, 2020 reached R$16,229 million, an increase of 3.3% or R$515 million compared to R$15,713 million for the year ended December 31, 2019. This increase was mainly due to the increase in (i) trade financing, (ii) insurance and capitalization and (iii) credit and debit cards.

Net fees and commissions on credit and debit cards totaled R$3.666 million for the year ended December 31, 2021, a decrease of 28.8% compared to the year ended December 31, 2020. This reduction was mainly due to the Getnet Split.

Net credit and debit card fees and commissions totaled R$5,151 million for the year ended December 31, 2020, an increase of 3.3% over the year ended December 31, 2019. This increase was mainly due to a recovery in transaction volumes in the second half of 2020, despite the reduction in volume during the first half of 2020.

Net fees and commissions on insurance premiums and capitalization securities totaled R$4,311 million for the year ended December 31, 2021, an increase of 12.5% over the year ended December 31, 2020. The increase was mainly due to an increase in our lender insurance portfolio.

Net fees and commissions on insurance and securities premiums totaled R$3,831 million for the year ended December 31, 2020, an increase of 6.8% over the year ended December 31, 2019, mainly due to the increase in our lender insurance portfolio.

Management Proposal | Ordinary General Meeting - 29 April 2022

Net fees and commissions on foreign trade financing totaled R$ 1,758 million for the year ended December 31, 2021, an increase of 1.0% over the year ended December 31, 2020.

Net fees and commissions on foreign trade financing totaled R$ 1,740 million for the year ended December 31, 2020, an increase of 32.1% over the year ended December 31, 2019. This increase was mainly the result of the higher demand for this service during the COVID-19 pandemic and the effects of variations in exchange rates.

The following table reflects the composition of net rate and commission revenues for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31
	2020	2019	2018	Change % 2020/2019	Change % 2019/2018
		(in millions of R$. except percentages)
Current account services	3. 549	3. 716	4. 051	(4,5)	(8,3)
Collection and collection services	1. 626	1. 459	1. 313	11,4	11,1
Insurance and capitalization	4. 311	3. 831	3. 586	12,5	6,8
Investment and pension funds	1. 418	1. 114	1. 434	27,3	(22,3)
Credit and debit cards	3. 666	5. 151	4. 986	(28,8)	3,3
Capital Markets	1. 053	858	1. 211	22,8	(29,2)
Financing for foreign trade	1. 758	1. 740	1. 317	1,0	32,1
Service tax	(712)	(678)	(622)	5,1	8,9
Other	(1. 396)	(964)	(1. 562)	44,8	38,2
Total	15. 273	16. 229	15. 713	(5,9)	3,3

"Gains/losses on financial assets and liabilities (net) and exchange variations (net)"

Gains/losses on financial assets and liabilities (net) and exchange rate differences (net) for the year ended December 31, 2021 were losses of R$1,781 million, a gain of R$9,922 million against losses of R$11,703 million for the year ended December 31, 2020. This variation is mainly due to greater exposure to operations in Cayman and Luxembourg and unfavorable exchange variation in 2020. In 2021, there was a combination of lower exchange rate variation and the end of overhedge operations due to the change in taxation. Excluding the results of the hedging effect on investments abroad, gains/losses on financial assets and liabilities (net) and foreign exchange differences (net) were gains of R$731 million for the year ended December 31, 2021, an increase of R$ 1,149 million compared to gains of R$1,880 million for the year ended December 31, 2020, mainly due to the positive results in our derivatives position.

Management Proposal | Ordinary General Meeting - 29 April 2022

Gains/losses on financial assets and liabilities (net) and exchange rate differences (net) for the year ended December 31, 2020 were losses of R$11,703 million, an increase of R$11,377 million against losses of R$326 million for the year ended December 31, 2019. This variation is mainly due to gains of R$9,732 million related to financial assets measured at fair value through trading results and losses of R$21,912 million related to exchange variations (net). Excluding hedge results on the effect of investments abroad, gains/losses on financial assets and liabilities (net) and foreign exchange (net) differences were gains of R$1,880 million for the year ended December 31, 2020, an increase of R$942 million from earnings of R$938 million for the year ended December 31, 2019 mainly due to positive results in our derivatives position. Gains/losses on financial assets and liabilities (net) and exchange rate differences (net), excluding the effects of overseas hedging investment, is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected financial data - Reconciliation of non-GAAP measures and indices with your most directly comparable IFRS financial measures."

The following table shows our gains/losses on financial assets and liabilities (net) and exchange rate differences (net) in the periods indicated.

	For the year ended December 31
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
"Gains/losses on financial assets and liabilities (net) and exchange variations (net)"	(1. 781)	(11. 703)	(326)	(84,8)	3. 489,9
Effects of hedge on investments abroad	2. 512	13. 583	1. 264	(81,5)	974,6
"Gains/losses on financial assets and liabilities (net) and exchange variations (net)", except Hedge Impact(1)	731	1. 880	938	(61,1)	100,4

(1) Gains/losses on financial assets and liabilities (net) and exchange rate differences (net) excluding the effects of overseas hedging investment are a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Indices With IFRS Most Directly Comparable Financial Measures."

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2021 were R$1,119 million, an increase of R$246 million compared to expenses of R$873 million for the year ended December 31, 2020, mainly due to the lower result of our expenses with our FGB pension plan and higher expenses with the FGC (Credit Guarantee Fund) due to the increase in the deposit balance of R$ 436 million to R$478 million, which occurred mainly due to an increase in consumption of products covered by the FGC. For the year ended December 31, 2020, other operating income/expenses were expenses of R$873 million, compared to expenses of R$ 1,108 million for the year ended December 31, 2019.

Management Proposal | Ordinary General Meeting - 29 April 2022

Administrative Expenses

Administrative expenses for the year ended December 31, 2021 were R$ 17,316 million, an increase of R$ 202 million compared to expenses of R$ 17,115 million for the year ended December 31, 2020, mainly due to salaries and salaries, and technology and systems due to business growth. In the year ended December 31, 2020, our administrative expenses of R$ 17,115 million reflected an increase of R$ 173 million compared to administrative expenses of R$ 16,942 million for the year ended December 31, 2019, mainly as a result of higher expenses with technology and systems.

Personnel expenses increased by R$ 154 million in the year ended December 31, 2021, mainly due to higher salaries and salaries of employees, resulting from the collective bargaining agreement applied to the Company's salary base since September 2021. For the year ended December 31, 2020, our personnel expenses decreased by R$ 456 million (compared to the year ended December 31, 2019). This performance can be attributed mainly to the result of lower employee salaries and salaries, benefits and stock-based compensation.

The following table presents our personnel expenses for each of the periods indicated:

	For the year ended December 31.
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$. except percentages)
Salaries and salaries	5. 905	5. 731	5. 876	3,1	(2,5)
Charges	1. 153	1. 222	1. 277	(5,6)	(4,3)
Benefits	1. 435	1. 390	1. 491	3,2	(6,8)
Training	55	49	66	12,0	(25,9)
Other staff costs	477	479	617	(0,4)	(22,3)
Total	9. 026	8. 871	9. 328	1,7	(4,9)

Other administrative expenses increased R$47 million to R$8,291 million in the year ended December 31, 2021, from R$8,244 million in the year ended December 31, 2020, mainly due to higher expenses with real estate, utensils and supplies and technology and systems, resulting from the expansion of our business, partially offset by the reduction in communication expenses.

Other administrative expenses increased R$629 million to R$8,244 million in the year ended December 31, 2020, from R$7,614 million in the year ended December 31, 2019, mainly due to an increase of R$296 million in technology and systems, and an increase of R$176 million in communications.

The following table presents our other administrative expenses for each of the periods indicated:

Management Proposal | Ordinary General Meeting - 29 April 2022

	For the year ended December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Technical and specialized services	2. 184	2. 171	2. 173	0,6	(0,1)
Buildings, facilities and materials	889	744	748	19,6	(0,6)
Technology and systems	2. 474	2. 355	2. 059	5,1	14,4
Advertising	621	654	713	(5,0)	(8,2)
Communications	353	649	473	(45,6)	37,2
Travel expenses	72	69	140	4,2	(50,8)
Different income tax taxes	202	280	112	(27,7)	150,1
Value surveillance and transport services	598	595	631	0,5	(5,7)
Insurance premiums	22	17	35	34,6	(52,2)
Other administrative expenses	874	710	531	23,2	33,5
Total	8. 291	8. 243	7. 614	0,6	8,3

The efficiency index, calculated as total administrative expenses divided by Total Revenues, increased to 27.1% in the year ended December 31, 2021, compared to 35.5% in the year ended December 31, 2020. This reduction of 839 p.p. in the index is mainly due to the effects of investment hedging abroad and the growth of the financial margin due to the increase in the volume of the credit portfolio.

The efficiency index, calculated as total administrative expenses divided by Total Revenues, increased to 35.5% in the year ended December 31, 2020, compared to 28.8% in the year ended December 31, 2019. This increase of 6.7 p.p. in the index is mainly due to the effects of investment hedge carried out abroad.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2021 was R$2,434 million, an increase of R$187 million compared to R$2,392 million for the year ended December 31, 2019, mainly due to higher depreciation expenses for hardware and software items, results of investments made in that period.

Depreciation and amortization for the year ended December 31, 2020 was R$2,579 million, an increase of R$187 million compared to R$2,392 million for the year ended December 31, 2019, mainly due to higher depreciation expenses for hardware and software items, results of investments made in that period.

Provisions (Net)

Provisions mainly include provisions for tax, civil and especially labor causes. Provisions (net) totaled R$ 2,179 million for the year ended December 31, 2021, an increase of 31.5%, or R$ 523 million, compared to R$ 1,657 million in the year ended December 31, 2020, due to the fact that the provisioned amounts are indexed to the SELIC rate (for tax processes), the National Consumer Price Index (civil cases) and the National Broad Consumer Price Index – Special and SELIC Rate for each of which increased significantly in the year ended December 31, 2021.

Management Proposal | Ordinary General Meeting - 29 April 2022

The provisions (net) totaled R$1,657 million for the year ended December 31, 2020, a reduction of R$2,025 million compared to R$3,682 million for the year ended December 31, 2019, mainly due to an above-normal level of provisions in 2019, as explained below.

For the year ended December 31, 2019, the provisions (net) totaled R$3,682 million for the year ended December 31, 2019, an increase of R$1,682 million compared to R$2,000 million for the year ended December 31, 2018, mainly due to an increase of R$700 million related to the creation of an efficiency and productivity fund, increase in civil and labor proceedings due to the revision of the operational model and constitution of provisions related to the judicial process initiated by the Association of Retired Employees of the Bank of the State of São Paulo, or AFABESP, an association of former employees of Banespa in which the classification of the chance of loss was revised to probable in December 2019 (for more information, see note 23 of our audited consolidated financial statements included in "Item 18. Financial Statements" of this annual report).

Losses due to Reduction to Recoverable Value in Financial Assets (Net)

Losses due to reduction in recoverable value in financial assets (net) for the year ended December 31, 2021 were R$ 17,113 million, a reduction of R$ 338 million compared to R$ 17,451 million in the year ended December 31, 2020, mainly due to the resumption of economic activity in Brazil after the easing of the COVID-19 pandemic in the second half of 2021 and the use of the overlap provision 31 December 2020 in response to the potential effects of the COVID-19 pandemic.

Losses due to a reduction in recoverable value in financial assets (net) for the year ended December 31, 2020 were R$17,450 million, an increase of R$4,080 million compared to R$13,370 million for the year ended December 31, 2019. This increase was mainly due to the global pandemic COVID-19 which resulted in an additional provision of R$ 3,200 million for doubtful accounts and the recurring growth of the credit portfolio.

Our credit risk exposure portfolio increased by R$74.8 billion to R$540.0 billion as of December 31, 2021 compared to R$466.1 billion as of December 31, 2020. In addition, our deteriorated assets increased R$ 3.7 billion from R$ 23.2 billion at December 31, 2020 to R$ 26.9 billion in the year ended December 31, 2021.

The following table shows the proportion of our non-recoverable assets in relation to total exposure to credit risk and our coverage rate as of December 31, 2021, 2020 and 2019.

Management Proposal | Ordinary General Meeting - 29 April 2022

	From December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Loans and advances to customers, gross	493. 355	417. 822	347. 257	18,1	20,3
Non-recoverable assets	26. 923	23. 176	23. 426	16,2	(1,1)
Provisions for losses due to reduction to recoverable value	29. 723	25. 640	22. 626	15,9	13,3
Non-GAAP credit risk exposure - customers (1)	540. 873	466. 104	391. 569	16,0	19,0
Indexes
Non-recoverable assets in relation to credit risk exposure	5,0%	5,0%	6,0%	0,0	(1,0)
Coverage index (2)	110,4%	110,6%	96,6%	(0,2)	14,0
Losses due to reduction to recoverable value	(17. 113)	(17. 450)	(13. 370)	(1,9)	30,5
Gains (losses) due to the write-off of financial assets measured by amortized cost (3)	-	-	-	-	-
Losses due to reduction to recoverable value of financial assets (net) (4)	(17. 113)	(17. 450)	(13. 370)	(1,9)	30,5
________________________________

(1) Exposure to credit risk is a non-GAAP financial measure. Exposure to credit risk is the sum of amortized cost amounts of loans and advances to customers (including non-recoverable assets) in the amount of R$540,873 million and guarantees and documentary credits in the amount of R$47,518 million. We present off-balance sheet information to better demonstrate our total managed credit risk.

(2) Provisions for losses due to reduction to recoverable value as a percentage of assets with reduction to recoverable value.

(3) It corresponds to the record of permanent losses in the realisable value of securities and values classified as "Securities available for sale", currently recorded as "Gains in financial assets (net)".

(4) As of December 31, 2021, 2020 and 2019, our total losses due to reduction to the recoverable value of financial instruments included R$1,191 million, R$1,577 million and R$2,055 million, respectively, related to debt instruments.

The following graph shows our relationship between non-recoverable assets and credit risk from 2017 to 2021:

Management Proposal | Ordinary General Meeting - 29 April 2022

Non-recoverable assets by Loan Type

The following table shows our non-recoverable assets by loan type as of December 31, 2021, 2020, and 2019.

	For the year ended December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Commercial and industrial	10.645	10.558	10.073	0,8	4,8
Real estate	470	456	827	3,1	(44,8)
Installment loans for individuals	15.791	12.144	12.497	30,0	(2,8)
Leasing	17	17	29	(0,6)	(40,6)
Total	26.923	23.176	23.426	16,2	(1,1)

Commercial and Industrial

Non-recoverable assets in the commercial and industrial loan portfolio totaled R$11,440 million as of December 31, 2021, an increase of R$881 million, or 8.3%, compared to R$10,558 million as of December 31, 2020. The increase in non-recoverable assets in this portfolio was the result of the growth of the credit portfolio and the adverse macroeconomic situation caused by the COVID-19 pandemic.

Non-recoverable assets in the commercial and industrial loan portfolio totaled R$10,558 million as of December 31, 2020, an increase of R$485 million, or 4.8%, compared to R$10,073 million as of December 31, 2019. This increase was mainly due to the collective valuation of R$ 1,660 million carried out by Santander Brasil, which was based on the sensitivity of macroeconomic projections that indicate internship transfers through portfolio deterioration.

Real estate

Non-recoverable assets in the real estate loan portfolio totaled R$470 million as of December 31, 2021, an increase of R$14 million, or 3.1%, compared to R$456 million at December 31, 2020. The increase in deteriorated assets in this portfolio was the result of the recurrent growth of the credit portfolio.

Non-recoverable assets in the real estate loan portfolio totaled R$456 million as of December 31, 2020, a reduction of R$371 million, or 44.8%, compared to R$827 million as of December 31, 2019. The reduction of the assets deteriorated in this portfolio was the result of the measures that Santander Brasil implemented to manage it, including collection practices in relation to our customers.

Management Proposal | Ordinary General Meeting - 29 April 2022

Loans to Benefits to Individuals

Non-recoverable assets of term loans for individuals totaled R$ 14,996 million as of December 31, 2021, with an increase of R$ 2,852 million, or 23%, compared to 2020. The increase in depreciated assets in this portfolio was the result of growth in the credit portfolio and the deterioration of the macroeconomic situation caused by the COVID-19 pandemic.

Assets with reduction in the recoverable value of term loans for individuals totaled R$12,144 million as of December 31, 2020, with a reduction of R$353 million, or 2.8%, compared to 2019. The reduction of assets in this portfolio was the result of the measures that Santander Brasil implemented to manage it, including collection practices in relation to our borrowers, through which we offer certain clients the option of negotiating a restructuring of their debts, especially during the COVID-19 Pandemic or disposal of assets.

Financial Lease

Non-recoverable assets in the loan and lease financing portfolio totaled R$17 million as of December 31, 2021, remaining similar to December 31, 2020.

Non-recoverable assets in the loan and lease financing portfolio totaled R$17 million as of December 31, 2020, a reduction of R$12 million compared to December 31, 2019. This decrease in non-recoverable assets occurred mainly due to asset write-offs of R$ 15.6 million in 2020.

Losses due to Reduction to Recoverable Value in Other Assets (Net)

Losses due to reduction sum sums of other assets (net) for the year ended December 31, 2021 totaled losses of R$166 million, an increase of R$81 million compared to R$ 85 million for the year ended December 31, 2020, mainly due to further losses due to reduction sum of intangible assets, mainly due to the obsolescence of some of our information technology equipment. For the year ended December 31, 2020, losses due to a reduction in the recoverable value of other assets (net) totaled losses of R$85 million, a decrease of R$46 million compared to the year ended December 31, 2019, mainly due to less loss due to reduction in the recoverable value of intangible assets during the year.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were earnings of R$33 million for the year ended December 31, 2021, a negative change of R$275 million in earnings of R$308 million for the year ended December 31, 2020, mainly due to the positive extraordinary gain in 2020, as highlighted below.

Management Proposal | Ordinary General Meeting - 29 April 2022

In the year ended December 31, 2020, other non-financial gains/losses were earnings of R$308 million, a positive change of R$288 million in earnings of R$20 million for the year ended December 31, 2019, mainly due to the r$169 million gain in the sale of Superdigital in the first quarter of 2020.

Operating Income before Taxation

Operating profit before taxes for the year ended December 31, 2021 was R$24,750 million, an increase of R$15,086 million, or 156.1%, compared to R$9,664 million for the year ended December 31, 2020. For the year ended December 31, 2019, our operating profit before tax for the year was R$22,273 million.

Excluding the effects of investment hedge realized abroad, operating income before taxation totaled R$27,262 million for the year ended December 31, 2021, an increase of 17.3% compared to R$23,247 million compared to the year ended December 31, 2020. For the year ended December 31, 2019, operating profit before taxes was R$23,537 million. Operating Income before Taxation, excluding the effects of hedging for investments held abroad, is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Indices With IFRS Most Directly Comparable Financial Measures."

The table below shows our operating profit before tax and our operating profit before taxes, excluding the effects of hedging for investments held abroad in the periods presented.

	For the year ended December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Operating Income before Taxation	24. 750	9. 664	22. 273	156,1	(56,6)
Effects of hedge on investments abroad	2. 512	13. 583	1. 264	(81,5)	974,4
Adjusted operating income before taxes (1)	27. 262	23. 247	23. 537	17,3	(1,2)

(1) Adjusted operating income is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Indices With IFRS Most Directly Comparable Financial Measures."

Management Proposal | Ordinary General Meeting - 29 April 2022

Income Taxes

Income tax expense includes income tax, social contribution, PIS and COFINS. Income tax totaled expenses of R$9,191 million for the year ended December 31, 2021, an increase of 342.7%, or R$12,978 million, compared to the balance of R$3,787 million for the year ended December 31, 2020. This increase in expenditure was mainly attributed to the following events: (i) foreign exchange losses of R$ 2,512 million due to the effects of exchange variations on foreign investment in our subsidiary and on hedging instruments, affecting the line "Gains (losses) on financial assets and liabilities (net)", (ii) an increase of 154.0% or R$ 15,086 million in Operating Income before taxation arising from the results of the entities' operations to R$ 24,750 million in the year ended December 31, 2021, r$ 9,664 million for the year ended December 31, 2020, mainly due to an increase in net interest income of R$ 6,875 million, or 15.5%, to R$ 51,318 million for the year ended December 31, 2021, from R$ 44,443 million in the year December 31, 2020, driven by our credit portfolio, and (iii) an increase of R$ 1,237 million in the CSLL rate for banks and other financial institutions in the period from July 1, 2021 to December 31, 2021, as a result of Law 14,183/2021. For more information, see note 24 of our audited consolidated financial statements.

In the year ended December 31, 2020, income tax totaled expenses of R$3,787 million, an increase of R$9,429 million over expenses of R$5,642 million for the year ended December 31, 2019. This increase was mainly attributable to the following events: (i) foreign exchange losses of R$13,583 million as a result of the effects of exchange variations on foreign investments and losses on hedging instruments, affecting the line "Gains (losses) in financial assets and liabilities (net)"; (ii) reduction of operating profit before taxation resulting from the results of the entities' operations and (iii) recognition of certain deferred tax credits in December 2020. For more information, see note 23 of our audited consolidated financial statements included in this annual report.

The following table shows our income tax and income tax excluding the effects of hedging for investments held abroad for the periods indicated.

	For the year ended December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Income taxes	(9. 191)	3. 787	(5. 642)	(342,7)	(167,1)
Effects of hedge on investments abroad	(2. 512)	(13. 583)	(1. 264)	(81,5)	974,6
Income Tax excluding Hedge effects on investments abroad	(11. 703)	(9. 796)	(6. 906)	19,5	41,9

* Income tax excluding the effects of investment hedge carried out abroad, is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Indices With IFRS Most Directly Comparable Financial Measures."

Management Proposal | Ordinary General Meeting - 29 April 2022

Results of Operations by Segment of the Years Ended December 31, 2021, 2020 and 2019

The following tables show our operating results for the years ended December 31, 2021, 2020 and 2019 for each of our operating segments.

Commercial bank

	For the year ended December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Net interest income	46. 236	41. 457	42. 044	11,5	(1,4)
Revenue from equity instruments	10	4	5	183,8	(26,5)
Equity income	105	84	150	25,5	(43,8)
Revenues from net fees and commissions	13. 285	14. 404	13. 923	(7,8)	3,5
"Gains/losses on financial assets and liabilities (net) and exchange variations (net)"	(1. 433)	(13. 515)	(1. 541)	(89,4)	777,0
Other Operating Income (Expenses)	(974)	(767)	(1. 069)	27,0	(28,3)
Total Revenues	57. 229	41. 667	53. 511	37,4	(22,1)
Personnel expenses	(8. 221)	(8. 140)	(8. 554)	1,0	(4,8)
Other administrative expenses	(7. 697)	(7. 635)	(7. 140)	0,8	6,9
Depreciation and amortization	(2. 343)	(2. 489)	(2. 297)	(5,9)	8,4
Provisions (net)	(2. 177)	(1. 639)	(3. 669)	32,8	(55,3)
Losses due to reduction to recoverable value in financial assets (net)	(17. 170)	(17. 379)	(13. 423)	(1,2)	29,5
Losses due to reduction to recoverable value on non-financial assets (net)	(164)	(28)	(73)	485,5	61,2
Other non-financial gains (losses)	33	309	21	(89,5)	1. 404,1
Operating Income before Taxation	19. 491	4. 666	18. 375	317,8	(74,6)

	For the year ended December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Operating Income before Taxation	19. 491	4. 666	18. 375	317,8	(74,6)
Effects of hedge on investments abroad	2. 512	13. 583	1. 264	(81,5)	974,6
Adjusted Operating Income Before Taxes	22. 003	18. 249	19. 639	20,6	(7,1)

Management Proposal | Ordinary General Meeting - 29 April 2022

2021 and 2020

Operating profit before taxes attributed to the Commercial Bank segment for the year ended December 31, 2021 was R$ 19.5 billion, an increase of R$ 14.8 billion compared to R$ 4.7 billion for the year ended December 31, 2020.

This variation is mainly due to:

• an increase of R$ 4.8 billion in financial margin, representing a 11.5% change over the year ended December 31, 2020, mainly due to the increase in the credit portfolio resulting from the resumption of economic activity in the year ended December 31, 2021 compared to the year ended December 31, 2020, as a result of the relative loosening of the covid-19 pandemic-related restrictions.

• losses in financial assets and liabilities and exchange rate differences of R$ 1.43 billion for the year ended December 31, 2021, compared to losses of R$ 12.1 billion in the year ended December 31, 2020 (down 89.4%, or R$ 12.0 billion), was due to positive gains from the increase in market operations in derivatives and mainly gains in the portfolio of securities indexed to the IPCA. We believe that the variation between the years ended December 31, 2021 and 2020 is not recurrent.

This variation was partially offset by a reduction of R$ 1.1 billion in net revenue from fees and commissions for the year ended December 31, 2021, compared to the year ended December 31, 2020, mainly due to getnet's split.

Excluding the effects of hedge for investments abroad on our revenues, our operating profit before taxes would have been R$ 22.0 billion, 20.6% higher than the fiscal year ended December 31, 2020. Operating income excluding the effects of hedge for investment abroad is a non-GAAP measure.

2020 and 2019

Operating profit before taxes attributed to the Commercial Bank segment for the year ended December 31, 2020 was R$4.7 billion, a reduction of R$13.7 billion, from R$18.4 billion for the year ended December 31, 2019. This variation was mainly due to:

• an increase of R$ 3,956 million in losses due to reduction in recoverable value in financial assets mainly due to the global pandemic of COVID 19 which resulted in an additional provision of R$ 3,200 million for potential loan losses and the recurring growth of the credit portfolio.

• a reduction of R$587 million in net interest income for the year ended December 31, 2020, compared to the year ended December 31, 2019, mainly attributed to the impact of spread pressure and the effect of the mix as a result of the economic effects of the COVID-19 Pandemic.

Management Proposal | Ordinary General Meeting - 29 April 2022

This change was partially offset by an increase of R$481 million in net revenue from fees and commissions for the year ended December 31, 2020, compared to the year ended December 31, 2019, mainly due to (i) an increase in revenue from the sale of insurance and capitalization; and (ii) increased trade finance revenues; and (iii) the increase in credit and debit card revenues.

Excluding the hedging effects of investments held abroad on our revenues, our operating profit before taxes would have been R$18.2 billion, 7.1% lower than in the fiscal year ended December 31, 2019.

Global Wholesale Bank

	For the year ended December 31,
	2021	2020	2019	Change % 2021/2020	Change % 2020/2019
	(in millions of R$, except percentages)
Net interest income	5. 082	2. 985	2. 277	70,2	31,1
Revenue from equity instruments	80	30	14	165,2	114,2
Equity income	39	28	-	37,5	-
Revenues from net fees and commissions	1. 988	1. 823	1. 790	9,1	1,8
"Gains/losses on financial assets and liabilities (net) and exchange variations (net)"	(347)	1. 812	1. 215	(119,1)	49,2
Other operating income (expenses)	(145)	(105)	(39)	37,6	172,4
Total Revenues	6. 697	6. 574	5. 258	1,9	25,0
Administrative expenses	(1. 399)	(1. 340)	(1. 248)	4,3	7,4
Personnel expenses	(805)	(732)	(774)	10,1	5,4
Other administrative expenses	(593)	(609)	(474)	(2,5)	28,4
Depreciation and amortization	(91)	(91)	(95)	0,8	(4,6)
Provisions (net)	(3)	(18)	(13)	(85,3)	37,9
Losses due to reduction to recoverable value in financial assets (net)	57	(71)	54	(180,6)	(232,1)
Losses due to reduction to recoverable value on non-financial assets (net)	(2)	(56)	(58)	(96,7)	(2,9)
Operating Income before Taxation	5. 260	4. 998	3. 898	5,2	28,2

2021 and 2020

Operating profit before taxes attributed to the Global Wholesale Bank segment for the year ended December 31, 2021 was R$ 5.3 billion, an increase of 5.2%, or R$ 262 million, compared to R$ 5.0 billion for the year ended December 31, 2020, which was mainly due to an increase in Total Revenue mainly driven by an increase of R$ 165 million in net tariff revenue and commissions, and a reduction in expenses and losses mainly due to R$ 128 million in losses due to reduction in recoverable value in financial assets related to an increase in coverage for possible loan losses.

Management Proposal | Ordinary General Meeting - 29 April 2022

2020 and 2019

The pre-tax profit attributed to the Global Wholesale Banking segment for the year ended December 31, 2020 was R$5.0 billion, an increase of 28.2% or R$1,100 million compared to R$3.9 billion for the year ended December 31, 2019.

This variation was mainly due to:

•	r$708 million in net interest income, representing a 31% change over 2019, mainly due to the increase in the credit portfolio due to the economic effects of the COVID-19 pandemic.

•	Gain from financial assets and liabilities and exchange variations of R$597 million due to positive gains from the expansion of market operations with derivatives and mainly gains in the portfolio of securities indexed to the IPCA.

This variation was partially offset by an increase of R$125 million in losses due to reduction to recoverable value in financial assets due to an increase in coverage for potential loan losses.

10.3. The directors shall comment on the relevant effects that the events below have caused or are expected to cause in the Company's financial statements and results:

a.           introduction or disposal of operating segment

No introduction or disposal of the operating segment was performed in the last 3 fiscal years.

b.        constitution, acquisition or disposal of equity interest

•                 Acquisition of Acorporate Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. ("SHI") – a wholly owned subsidiary of the Company – concluded, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. ("Apê11"), certain Share Purchase and Sale Agreement and Investment Agreement, for which, once the transaction is effective, it will have 90% of Apê11's share capital ("Operation"). Apê11 acts as a collaborative marketplace, a pioneer in digitizing the shopping journey of houses and apartments. After complying with the previous conditions set forth in the Investment Agreements Purchase and Sale of Shares, the closing of the Transaction was formalized on December 16, 2021.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Acquisition of Corporate Participation in Leadership Specialized Services in Collections Ltda. ("Leadership") and Fozcobra Agência de Cobranças Ltda. ("Fozcobra") and subsequent incorporation of Fozcobra by the

On August 4, 2021, The Current Credit recovery Services and Digital Media S.A. ("Current") – a wholly owned subsidiary of the Company – concluded, together with the partners of Liderança Serviços Especializados em Cobranças Ltda. ("Leadership"), a certain Contract for the Assignment of Quotas and Other Covenants, whereby, once the transaction has been carried out, it will have 100% of the capital of the Leadership ("Operation"). The Leadership operates in the area of recovery of overdue credits, providing out-of-court collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After compliance with the previous conditions set forth in the Contract for assignment of Quotas and Other Covenants, the closing of the Operation was formalized on October 1, 2021. A continuous act, Fozcobra was incorporated by The Leadership on October 4, 2021.

•                 Acquisition of Corporate Interest in Solutions 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. ("Aymoré"), concluded with the partners of Solutions 4Fleet Consultoria Empresarial Ltda. ("Solutions4Fleet"), certain Investment and Share Purchase Agreement, for which, once the transaction has been effective, Aymoré will now have 80% of the share capital of Solutions 4Fleet ("Operation"). Solutions 4Fleet specializes in structuring rental and subscription businesses – a long-term rental modality for individuals. After complying with the previous conditions set forth in the Investment Agreements Purchase and Sale of Shares, the closing of the Transaction was formalized on October 8, 2021.

•                 Acquisition of Corporate Interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. ("Webmotors" celebrated, together with the partners of Car10 Tecnologia e Informação S.A. ("Car10 Tecnologia") and Pag10 Fomento Mercantil Eireli. ("Pag10" and, together with Car10 Tecnologia, "Car10"), certain Investment and Purchase and Sale of Shares Agreements, for which, once the transaction is effective, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole owner of Pag10 ("Operation"). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; funneling and painting; cleaning and hygiene, as well as emergency assistance and towing. After complying with the previous conditions established in the Investment Agreements Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Acquisition of equity interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. ("Pi"), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") concluded, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together "Monetus"), investment agreement and other agreements, whereby, once the transaction has been carried out, Toro Investimentos will now own 100% of Monetus' share capital ("Operation"). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives, after considering the needs and risk profile of the client, the application automatically creates, executes and monitors a diversified and personalized strategy of investments that use the platform to undertake and serve customers in the best way. The execution of the Operation will be subject to the conclusion of the definitive instruments and the implementation of certain common conditions in this type of transaction, including the applicable regulatory approvals.

•                 Acquisition of Corporate Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Solutions in Technology Ltda.

On 15 June 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. ("Pi"), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") concluded, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together "Mobills"), investment agreement and other agreements, for which, once the transaction has been carried out, Toro Investimentos will now have 100% of Mobills' share capital ("Operation"). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. The execution of the Operation will be subject to the conclusion of the definitive instruments and the implementation of certain common conditions in this type of transaction, including the applicable regulatory approvals.

•                 Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil e Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. ("Banco Santander") and Banco Bandepe S.A. ("Bandepe") signed a Share Purchase and Sale Agreement through which Banco Santander acquired the entire shareholding held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil ("Santander Leasing"), which corresponds to 21.42%. In this operation Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, santander leasing's entire shares were incorporated into a wholly-owned subsidiary of Santander Leasing ("Share Incorporation"). The Merger of Shares resulted in an increase in santander leasing's share capital of R$ 5,365,189,080.65 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand, eighty-five cents), due to the incorporation of the shares issued by Banco Bandepe held by Banco Santander.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, superdigital holding company, S.L. indirectly controlled by Banco Santander, S.A., of the shares representing the entire share capital of Super Pagamentos e Administração de Meios Eletrônicos S.A. ("Superdigital") was sold to Superdigital Company for r$ 270 million. As a result, the Company ceased to be a shareholder of Superdigital.

•                 Option to sell a stake in Banco Olé Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. ("Banco Olé") formalized his interest in exercising the option of sale provided for in the Investment Agreement, concluded on July 30, 2014, for the disposal of his 40% stake in the capital of Olé Consignado for us.

On December 20, 2019, the parties concluded a binding agreement for the acquisition by us of all shares issued by Bosan Participações S.A. (holding company whose sole assets are shares representing 40% of Banco Olé's share capital), for the total amount of R$1.6 billion, to be paid on the closing date of the transaction.

On January 31, 2020, the Company and the shareholders of Bosan Participações S.A. concluded the final agreement and signed the purchase and sale agreement of 100% of the shares issued by Bosan, through the transfer of Bosan shares to us and the payment to sellers in the total amount of R$ 1,608,772,783.47. As a result, we have become, directly and indirectly, holders of 100% of Banco Olé's shares.

•                 Incorporation of Banco Olé Consignado S.A. in Banco Santander (Brasil) S.A.

After the acquisition of the remaining shareholding of Banco Olé Consignado S.A., through the holding company Bosan Participações S.A. (jointly known as "Olé Companies"), our shareholders and Olé Companies approved the incorporation of The Olé Companies in Santander Brazil, as expected by the general meetings held on August 31, 2020. As a result, Olé Companies ceased to exist and were succeeded by Santander Brasil. The incorporation of Olé Companies is in the process of being approved by the Central Bank of Brazil.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Creation of Credit Intelligence Manager S.A.

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. ("Banco"), for the creation of a Credit Intelligence Manager (GIC). GIC was structured as a corporation and each of the Banks has a 20% equity interest in GIC. Gic's goal is to develop a database that, in accordance with applicable law, will collect, reconcile and process the credit information of registered individuals and legal entities who expressly authorize the inclusion of their credit information in such database. On April 14, 2017, the final documents were executed by GIC shareholders. The necessary regulatory authorizations, including those issued by the Central Bank of Brazil and CADE, have already been granted. GIC entered full operation in 2019.

•                 Incorporation of split portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off operation of Integry Tecnologia e Serviços AHU Ltda was approved. ("Integry"), a wholly owned subsidiary of Getnet Acquiring and Services for Means of Payment S.A. ("Getnet"), with a version of the portion split from its assets, relating to its assets and liabilities, to Getnet.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, S.L. ("SMPS Global"), a company based in Spain and controlled by Banco Santander, S.A. (Santander Spain), concluded a Contract to buy and sell the shares representing integry's entire share capital, so that SMPS Global now owns 100% of Integry's share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Soluções Tecnológicas Brasil Ltda.

•                 Acquisition of Return Capital Serviços e Recuperação de Crédito S.A.

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Current Credit recovery services and Digital Media S.A. ("Current"), acquired a direct ownership interest in Return Capital Serviços e Recuperação de Crédito S.A. ("Return Capital"), and an indirect shareholding interest in Return Gestão de Recursos S.A. ("Return Asset") corresponding to 70% of the share capital of Return Capital and Return Asset (both "Return Companies").

On October 16, 2019, Atual informed the other shareholders of Return Companies of their decision to exercise their call option to acquire the shares representing the remaining 30% of the return companies' share capital, in the amount of approximately R$ 17 million.

On November 1, 2019, The Current and Return Capital's minority shareholders signed a Contract for the Purchase and Sale of Shares and Other Covenants of Return Capital, in which Atual acquired all the shares of the minority shareholders, corresponding to 30% of the capital of the Return Companies in order that The Current began to hold, directly and indirectly, 100% of the shares representing the share capital of return companies.

Management Proposal | Ordinary General Meeting - 29 April 2022

Return Companies operate in the credit recovery intelligence sector, providing services such as credit portfolio valuation and pricing, collection, management and recovery of unpaid loans.

•                 Acquisition of Residual Stake in Getnet Acquiring and Services for Means of Payment S.A.

On December 19, 2018, we and the Minority Shareholders of Getnet Acquiring and Services for Means of Payment S.A. ("Getnet") signed an amendment to Getnet's Share Purchase and Sale Agreement, in which we undertake to acquire all minority shares, corresponding to 11.5% of Getnet's share capital, r$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and completed on February 25, 2019, so that we now have 100% of the shares representing Getnet's share capital.

•                 Partial Division of Getnet Acquiring and Services for Means of Payment S.A.

After the approval of the studies and a favorable proposal from the Board of Directors of Santander Brasil, on March 31, 2021, Santander Brasil shareholders approved the partial split of Santander Brasil, for the segregation of the shares owned by Getnet Acquired and Services for Means of Payments S.A. ("Getnet"), with a version of the installment split for Getnet itself. After the conclusion of the split, Santander Brasil's shareholders became direct shareholders of Getnet in proportion to its stake in Santander Brasil's share capital and Santander Brasil's shares and Units were traded with the right to receive getnet's shares and units.

As a result of the Split, Santander Brasil's share capital was reduced by a total amount of 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital from 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

•                 Transfer of control of Banco Olé Bonsucesso Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October 23, 2019, Aymoré Crédito, Financiamento e Investimento S.A. had its share capital reduced, without the cancellation of shares, through the transfer of the common shares representing its equity interest held in Banco Olé Bonsucesso Consignado S.A. ("Banco Olé") and Super Pagamentos e Administração de Meios Eletrônicos S.A. ("Super") to us. On December 23, 2019, the necessary conditions for completion of the operation were fulfilled, such as: (i) approval of the Central Bank of Brazil; and (ii) termination of the term of opposition of creditors, pursuant to Article 174 of Law No. 6,404/76, so that Banco Olé and Super became directly controlled by us.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, we and our wholly owned subsidiary, Santander Holding Imobiliária S.A. ("SHI") signed a binding document with the members of Summer Empreendimentos Ltda. ("Summer") establishing the terms of the purchase and sale of the shares representing summer's entire share capital. The acquisition was approved by BACEN on September 16, 2019 and completed on September 20, 2019, so SHI now owns 99.999% and we 0.001% of summer's share capital shares. Due to an initial short-term sale plan for Summer, we had initially registered the investment as Non-Current Assets Held for Sale for their cost. In June 2020, with the non-execution of the plan established, Summer became part of the scope of Banco Santander's Consolidated Financial Statements.

•                 Constitution of Esfera Fidelidade S.A.

On August 14, 2018, we constituted Esfera Fidelidade S.A., with a stake wholly owned by us. Esfera Fidelidade S.A. operates in the development and management of customer loyalty programs. The company began operations in November 2018.

•                 Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., a company with a 70% stake indirectly owned by us, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire a share holding corresponding to 51% of the share capital of Loop Gestão de Pátios S.A. ("Loop"), by increasing capital and issuing new Loop shares to be fully subscribed and paid up by Webmotors S.A. Loop operates in the physical and virtual marketing and auction segment of motor vehicles. On September 25, 2018, the transaction was completed with the effection of the capital increase in the amount of R$23,900 through the issuance of shares representing 51% of the equity interest in Loop, which were fully subscribed and paid by Webmotors S.A.

•                 Constitution of BEN Benefícios e Serviços S.A.

On June 11, 2018, we constituted BEN Benefícios e Serviços S.A. ("Ben"), with a stake wholly owned by us to act in the supply and administration of food stamps, food stamps, transportation vouchers, cultural vouchers and the like, via printed issue or loaded on electronic or magnetic cards. Ben started operations in the second quarter of 2019.

•                 Partnership With Hyundai Capital Services, Inc.

On April 28, 2016, Aymoré Crédito, Financiamento e Investimento S.A. ("Aymoré") concluded with Hyundai Capital Services, Inc. ("Hyundai Capital") the documents necessary for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance broker with the objective of offering car financing and financial services and insurance brokerage to Hyundai consumers and dealerships in Brazil.

Management Proposal | Ordinary General Meeting - 29 April 2022

o       Banco Hyundai Capital Brasil S.A.

On April 11, 2018, the parties constituted, with a 50% stake in Aymoré and 50% of Hyundai Capital, the non-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré and Hyundai Capital decided to transform BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. non-operating corporation called Banco Hyundai Capital Brasil S.A. ("Banco Hyundai"). On December 13, 2018, the constitution of Hyundai Bank was completed.

On February 21, 2019, the authorization granted by BACEN for the operation of Banco Hyundai was published in the Official Gazette. Hyundai Bank began operations in April 2019.

o       Hyundai Corretora de Seguros Ltda.

On April 30, 2019, BACEN authorized us to have an indirect stake in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. ("Hyundai Broker"). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019, Hyundai Corretora obtained the company's registration as an insurance broker with SUSEP. Hyundai Corretora started operations in November 2019.

•                 Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the acquisition by the Bank of the shares representing the entire share capital of Toque Fale Serviços de Telemarketing LTDA ("Toque Fale") was carried out for the amount of R$ 1,099,854.72, corresponding to the equity value of the shares as of February 29, 2020, previously owned by Getnet Acquiring and Services for Means of Payment S.A. and Auttar HUT Data Processing LTDA. As a result, the Bank became a direct shareholder of Toque Fale and holds 100% of its capital.

•                 Reduction of the Share Capital of Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, the shareholders of Norchem Holding and Negócios S.A. and Norchem Participações e Consultoria S.A. (together, "Norchem Companies") approved the capital reduction of the two Norchem Companies, in the amounts of R$ 14,770,468.94 and R$ 19,950,000.00, respectively, so that, after the expiry of the creditors' opposition deadline, on December 8, 2020, Banco Santander withdrew from the shareholders' board of Norchem Companies.

•                 Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., a subsidiary indirectly controlled by us, was converted into a securities distributor and had its registered name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process was approved by BACEN on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., and the process of changing the company name approved by BACEN on January 22, 2019. The company began operations on March 14, 2019.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Conclusion of A Contract for the Acquisition of a Shareholding in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos S.A. ("Pi"), which is indirectly controlled by Banco Santander, concluded with the shareholders of Toro Controle e Participações S.A. ("Toro Controle"), an investment agreement and other agreements. Toro Controle had been a holding company that ultimately controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. ("Toro CTVM") and Toro Investimentos S.A. ("Toro Investimentos" and together "Toro"). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and began its operation as a securities broker aimed at the retail public. After compliance with all applicable suspensive conditions, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the share capital of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became directly the holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos

•                 Acquisition of Corporate Interest in Gira - Integrated Management of Receivables of Agribusiness S.A.

On August 11, 2020, Banco Santander concluded, with the shareholders of Gira – Integrated Management of Receivables of Agribusiness S.A., a contract for the purchase and sale of shares and other agreements. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, with the ability to add greater security to agricultural credit operations. By complying with the conditions set out in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on 8 January 2021. With the execution of the operation, Banco Santander now held 80% of Gira's share capital.

•                 Acquisition of Corporate Interest in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logistics and Warehouse EIRELI

On December 8, 2020, Banco Santander concluded, together with the partners and holders of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli (together "Paytec"), a contract for the purchase and sale of shares, transfer of ownership and other agreements, whereby, once the operation has been carried out, it will hold 100% of Paytec's share capital. Paytec acts as a logistics operator with national coverage and focused on the payments market. By complying with the conditions set out in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on March 12, 2021. With the execution of the operation, Banco Santander now held 100% of Paytec's share capital.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Sale of all stake held in CIBRASEC

On July 24, 2019, Banco Santander divested its entire stake in the share capital of CIBRASEC – Companhia Brasileira de Securitização, corresponding to 4,000 common shares and 50 preferred shares, to ISEC Securitizadora S.A. for the amount of R$ 9,845,611.54. Due to the closing of the transaction, Banco Santander ceased to be a shareholder of CIBRASEC.

•                 Joint Venture with HDI Seguros

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership through the creation of a new insurer called Santander Auto S.A., or "Santander Auto". Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, holds 50% of the share capital issued by Santander Auto, with the remaining 50% held by HDI Seguros. Santander Auto focuses on offering car insurance policies through a fully digital platform. The transaction was terminated on October 9, 2018, when the documentation for the formation of Santander Auto S.A. on January 11, 2019, was executed, Santander Auto received regulatory authorization to start operations by SUSEP and effectively began operations in August 2019.

•                 Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, we approved the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A., a Spanish entity wholly owned by us, which we mainly use for the acquisition of funds in the banking and international capital market to provide credit lines to us that are extended to our clients for working capital and trade-related financing. The capital invested abroad was repatriated to Brazil in November 2020. The deed of dissolution and liquidation of the entity was registered in the Mercantile Registry of Madrid and effective on December 15, 2020. These activities are now carried out by our Luxembourg subsidiary.

•                 Acquisition of the companies Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, respectively, we bought all shares issued by Isban Brasil of Ingenería de Software Bancário, S.L., and all shares issued by Produban Serviços de Informática S.A. of Produban Servicios Informáticas Generales, S.L., for R$61,078,000 and R$42,731,000, respectively. Although all parts of these transactions are ultimately controlled by Santander Spain, the transactions were carried out on an equitable basis of values. On February 28, 2018, Isban Brasil was incorporated into Produban Serviços de Informática S.A. and, on the same date, Produban Serviços de Informática S.A. changed its corporate reason for Santander Brasil Tecnologia S.A.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                 Acquisition of participation in CSD Central Registration and Deposit Services to Financial and Capital Markets S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors – including Banco BTG Pactual S.A. and CBOE III, LLC – formalized, with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR") and their respective shareholders, agreement and other agreements with a view to underwriting a minority stake in CSD BR ("Operation").  CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Brazilian Securities and Exchange Commission and the Superintendence of Private Insurance. The execution of the Operation will be subject to the conclusion of the definitive instruments and the implementation of certain common conditions in this type of transaction, including the applicable regulatory approvals. After the implementation of these conditions and with the closing of the Transaction, Santander Corretora's equity interest in CSD BR will be 20% (twenty percent).

c.        Non-normal events or operations

Nothing to report.

10.4. Directors should comment:

a.           Significant changes in accounting practices

As of January 1, 2019, we have adopted IFRS 16, which replaces IAS 17.

I.      Rental Identification

In the adoption of IFRS 16, we recognize lease liabilities, following the principles of IFRS 16 - Leases.

The following recognition exemptions are also being used:

•                 The accounting of leases with a remaining term of less than 12 months on January 1, 2019 as short-term leases;

•                 the accounting of leases whose underlying asset is of low value;

•                 Until January 1, 2019, leases of fixed assets, in which the Bank, as a tenant, had substantially all the risks and benefits of the property were classified as leases. The balances presented are immaterial.

We rented several properties and equipment. Predominantly, the assets objects of the lease agreements are real estate deals related to the agencies.

We do not have right-of-use assets that fall under the definition of investment properties.

Management Proposal | Ordinary General Meeting - 29 April 2022

II.      Lease term

Lease agreements are formalized, analyzed and renegotiated individually and contain a wide range of distinct terms and conditions. We evaluate the term of the contract, as well as the intention to stay in the properties. Thus, time estimates may vary according to contractual conditions, considering extension options, and also according to legal provisions.

We assume that the fines for contractual termination charged before the maturity do not make up a significant portion.

Lease agreements do not contain restrictive clauses, but leased assets cannot be used as collateral for loans.

III.      Initial Measurement

In their initial registration, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at its cost in return for the rental liabilities that represent the present value of the lease payments that are not made to date. Lease payments are discounted using the incremental interest rate on the tenant's loan. There is no onerous contract that required an adjustment to the usage rights to be registered as assets on the date of initial adoption.

Direct usage is measured at amortized cost according to the following:

•	The value of the initial measurement of lease liabilities;
•	Any lease payment made before or on the reduced start date of any incentive received;
•	Any directly assigned initial cost; and
•	Restoration costs, if ias 37 requirements are met for the registration of Provisions, Contingent Liabilities and Contingent Assets.

Grupo Santander uses as an incremental rate the interest rate that would have to pay when borrowing the necessary resource to obtain the asset with value similar to the asset subject to the lease, by term, guarantee and similar economic scenarios, represented in Santander Brazil, by the financing cost curve (funding) of a free asset, applied individually to each contract according to the estimates projected as rental term.

Lease liabilities include the net present value of the following lease payments:

•	Reduced fixed payments of any incentive;
•	Variable payments that are based on a rate or indexer;
•	Amounts expected to be paid by the lessee based on the residual value of guarantees;
•	The exercise price of a purchase option, if the lessee is reasonably sure about the exercise of the option; and
•	Payments of penalties for the closing of the lease if the term of the operation reflects the exercise of the option for the lessee.

Management Proposal | Ordinary General Meeting - 29 April 2022

Rental liabilities are mainly adjusted by inflation (IGP-M), whose projections estimated on the base date of December 31, 2021 are presented below:

IGP-M Projection (annualized)
Up to 3 months	17,8%
From 3 to 12 months	6,6%
From 1 year to 3 years	3,5%
From 3 years to 5 years	3,5%
More than 5 years	3,5%

IV.      Subsequent measurement

After the initial measurement, the values of the assets recorded as the right of use are being updated using the cost method, thus any accumulated depreciation is deducted monthly, according to the criteria of IAS 16 / CPC 27 – Fixed Assets in the depreciation of the right-of-use assets and corrected any remeasurement of the lease liability, when applicable.

The lease liabilities initially recorded, is updated by increasing monthly the amount of the liability of the interest portion of each lease and reducing the value of the monthly lease payments and corrected of any lease remeasurement, when applicable.

The lease liability is remeasured, in case of changes in the lease term or contract value, the amount resulting from the new calculation of the lease liability is recorded in return for the corresponding right-of-use asset.

The effects of the adoption of IFRS 16 have an impact exclusively on the operating segment - Banco Comercial.

Definitions and classification of financial instruments

i. Settings

"Financial instrument" is any contract that gives rise to a financial asset in one entity and simultaneously to a financial liability or financial holding in another entity. "Equity instruments" means any contract that represents a residual interest in the assets of the issuing entity after deducting all of its liabilities.

"Financial derivative" is the financial instrument whose value changes in response to changes in an observable market variable (such as interest rate, exchange rate, price of financial instruments, market index or credit rating), in which the initial investment is very low, compared to other financial instruments with a response similar to changes in market factors, and is usually settled at a future date.

Management Proposal | Ordinary General Meeting - 29 April 2022

"Hybrid financial instruments" are contracts that include both a non-derivative principal contract and a derivative, known as a embedded derivative, which cannot be transferred separately and has the effect of making part of the hybrid contract's cash flows vary in a similar way to that of an isolated derivative.

The following transactions are not treated as financial instruments for accounting purposes:

•        Investments in subsidiaries, jointly controlled entities and affiliates (3&11 notes of our Financial Statements).

•        Rights and obligations due to employee benefit plans (note 21 c of our Financial Statements).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they are required to present them as "Non-current assets held for sale or if they refer to "Cash and reserves at the Central Bank of Brazil", "Derivatives used as hedge" and "Investments in affiliates", which are accounted for separately.

In the initial recognition of a capital instrument not held for trading, we may irrevocably choose to submit subsequent changes in fair value through Other Comprehensive Results. This option is made considering each investment individually and has not been used by us. In addition, in the initial recognition, we can irrevocably assign to fair value through profitor end a financial asset that otherwise meets the measurement requirements at amortized cost or fair value through Other Comprehensive Results, if such designation substantially eliminates or reduces an accounting mismarriage that could exist. This option was not used by us.

Financial assets are included, for measurement purposes, in one of the following categories:

•                   Financial assets measured at fair value in profit or loss held for trading: this category includes financial assets acquired to generate short-term profit resulting from the fluctuation of their prices and financial derivatives not classified as hedge instruments, whose primary business model of the Bank is to trade them frequently.

•                   Financial assets not intended for trading mandatorily measured at fair value on the result: this category includes financial assets that did not meet the criteria set out in the SPPI Test (principal payment and interest only).

•                   Financial assets measured at fair value in income: This category includes the financial assets for which at the time of initial designation the fair value option was made.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                   Financial assets measured at fair value in Other Comprehensive Results: are shown at fair value. This category does not include debit instruments classified as "Investments held to maturity", joint control, provided that such instruments have not been classified as "Financial assets measured at fair value in income " or as "Other financial assets at fair value in income".

Results arising from changes in fair value are recognized in the item adjustment to market value in shareholders' equity, with the exception of cumulative losses due to non-recovery, which are recognized in the result. When the investment is disposed of or has indications of a decline in fair value due to non-recovery, the result previously accumulated in the fair value adjustments account in shareholders' equity is reclassified to the result.

iii. Financial assets measured at amortized cost

This category includes financing granted to third parties, based on their nature, regardless of the type of borrower and form of financing, including financial leasing transactions in which the entities included in the consolidation act as tenants. The entities included in the consolidation generally intend to maintain the loans and credits they grant until final maturity, which are therefore presented in the consolidated balance sheet at amortized cost (which includes the adjustments necessary to reflect the estimated recovery losses).

• A financial asset is measured at amortized cost if it meets the following conditions and is not assigned to fair value through income;

• The asset is maintained within a business model whose objective is to maintain assets to receive contractual cash flows;

• The contractual terms of the financial asset generate, on specific dates, cash flows that refer exclusively to payments of the principal and interest on the value of the principal open;

• A debt instrument is measured at fair value through Other Comprehensive Results if it meets the following conditions and is not assigned to fair value through income;

• The asset is kept within a business model whose objective is achieved by receiving contractual cash flows and selling financial assets; and

• The contractual terms of the financial asset generate, on specific dates, cash flows that refer exclusively to payments of the principal and interest on the principal value open.

Management Proposal | Ordinary General Meeting - 29 April 2022

iv. Business model assessment

We evaluate the purpose of a business model in which an asset is kept at the portfolio level, to better reflect how the business is managed and what information is provided to our Management. The information considered includes:

- Policies and objectives defined for the portfolio and the implementation of these policies in practice. Including, if our Management's strategy is focused on acknowgoingled contractual interest income, maintaining a specific interest rate profile, aligning the duration of assets;

- How the portfolio performance is evaluated and reported to our Management;

- The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

- How business managers are remunerated - for example, whether the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and time of sales in previous periods, the reasons for such sales and their expectations about future sales. However, information about sales activity is not considered in isolation, but as part of a general assessment of our objective set to manage financial assets.

Financial assets held for trading or managed, whose performance is valued on the basis of fair value, are measured at fair value through income, as (i) they are not held to receive contractual cash flows (ii) or held to receive contractual cash flows and sell financial assets.

v. Assessment to determine whether contractual cash flows relate exclusively to principal payments and interest

For the purposes of this valuation, "principal" is defined as the fair value of the financial asset in the initial recognition. "Interest" is defined as the default for the value of the currency in time and for the credit risk associated with the outstanding principal value for a specific period and for other risks and basic costs of the loans (e.g. liquidity risk and administrative costs), as well as for the profit margin.

When assessing whether contractual cash flows relate exclusively to principal and interest payments, we consider the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of contractual cash flows in a way that would not meet this condition. When performing the evaluation, we consider:

- contingent events that would alter the value and term of cash flows;

- leverage;

- prepayment and extension terms;

- terms that limit the right to cash flows of assets;

- resources that modify the default on the value of the currency in time, for example, periodic adjustment of interest rates.

Management Proposal | Ordinary General Meeting - 29 April 2022

vi. Classification of financial liabilities for measurement purposes

Financial liabilities are classified, for measurement purposes, into one of the following categories:

•        Financial liabilities measured at fair value in profit or loss held for trading: this category includes financial liabilities issued to generate short-term profit resulting from the fluctuation of their prices, financial derivatives not considered hedge accounting and financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments ("Short positions").

•        Financial liabilities at fair value in income: financial liabilities are included in this category when there is more relevant information obtained, either by eliminating or significantly reducing recognition or measurement inconsistencies ("accounting misassociations") derived from the measurement of assets or liabilities or from the recognition of gains or losses with them on a different basis, or because there is a group of financial liabilities or financial assets and liabilities that is managed and whose performance is assessed on the basis of fair value, according to a documented risk management or investment strategy, and our information is provided to key professionals in our Management on the same basis.

•        Financial liabilities at amortized cost: financial liabilities, regardless of their form and maturity, not included in any of the previous categories and resulting from financing activities carried out by financial institutions.

vii. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature in the following items of the consolidated balance sheet:

•        "Deposits of the Central Bank of Brazil": deposits of any kind received from Bacen.

•        "Deposits of credit institutions": deposits of any kind, including obligations for loans and transfers and borrowings on the open market, received from credit institutions.

•        "Customer deposits" means deposits of any nature such as cash, savings and term, including open market transactions received from customers.

•        "Securities bonds" means the value of bonuses and other debts represented by negotiable securities, except subordinated liabilities.

•        "Derivatives": includes the fair value with negative balance of our derivatives that are not part of hedge accounting.

•        "short positions" means the value of financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments.

•        "subordinated debts" means the amount of the financing received which, for the purposes of priority payment, is below the common debts. This category also includes financial instruments issued by us that, although they constitute actions for legal purposes, do not meet the requirements for classification as shares.

Management Proposal | Ordinary General Meeting - 29 April 2022

•        "other financial liabilities" means the value of payment obligations of the nature of financial liabilities not included in the other headings and the liabilities subject to financial guarantee contracts, unless classified as doubtful.

•        "Derivatives used as hedge": includes the fair value of our liabilities for derivatives designated as hedge instruments.

•        "Instruments of Eligible Debts to Capital": financial instruments issued by other entities, such as shares, with a nature of equity instruments for the issuer, except investments in our subsidiaries, jointly controlled entities or affiliates.

viii. Lower financial liabilities

We hold a financial liability down when your contractual obligations are extinguished, cancelled or when they win.

ix. Compensation

Financial assets and liabilities are offset, i.e. recorded in the balance sheet at their net value, only if we or our subsidiaries currently have a legally enforceable right to offset the recognized amounts and intend to settle on a net basis, or realize the asset and settle the liability simultaneously.

Clearing and Settlement Agreements - CMN Resolution No. 3,263/2005 - We have a compensation and settlement agreement under the National Financial System (SFN), signed with individuals and legal entities that are or are not members of the SFN, resulting in a greater guarantee of financial settlement, with the parties who have this type of agreement. These agreements provide that payment obligations to us arising from credit and derivative transactions, in the event of default by the payshare, will be offset against our payment obligations together with the payshare.

i.	Fair value measurement

Financial assets are measured at fair value, without deduction of estimated transaction costs that would eventually be incurred at the time of their disposal, except financial assets measured at amortized cost, investments held to maturity, equity instruments, whose fair value cannot be calculated sufficiently objectively and financial derivatives that have as object equity instruments of this kind and that are settled upon the delivery of these Instruments.

The "fair value" of a financial instrument on a given date is the price that would be received by the sale of an asset or that would be paid for the transfer of a liability in an unforced transaction between market participants on the date of measurement. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it in an active, transparent and significant market ("quoted price" or "market price").

Management Proposal | Ordinary General Meeting - 29 April 2022

If there is no market price for a given financial instrument, its fair value is estimated based on the assessment techniques normally adopted by the international financial community, taking into account the specific characteristics of the instrument to be measured and especially the various species of risks associated with it.

All derivatives are recognized in the balance sheet at fair value from the date of the deal. When fair value is positive, they are recognized as assets; when negative, such as liabilities. Changes in the fair value of derivatives since the date of the business are recognized under the heading "Gains (losses) on financial assets and liabilities" of the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities measured at fair value in income is considered equivalent to their daily quoted price; if, for exceptional reasons, it is not possible to determine the quoted price on a specific date, these derivatives are measured by adopting methods similar to those used to measure derivatives traded on the over-the-counter market.

The fair value of derivatives traded over the counter is considered equivalent to the sum of future cash flows resulting from the instrument, devalued at present value at the date of measurement ("present value" or "theoretical closing"), adopting valuation techniques commonly adopted by financial markets: Net Present Value - NPV, options pricing models and other methods.

The "Financial assets measured at amortized cost" and "Investments held to maturity" are measured at amortized cost, adopting the effective interest method. The "amortized cost" is the cost of acquiring an asset or financial liability, added or subtracted, as the case may be, the principal payments and the accumulated amortization (included in the income statement) of the difference between the initial cost and the amount at maturity. In the case of financial assets, the amortized cost also includes any reductions for non-recovery or impossibility of collection. In the case of financial assets measured at the amortized cost hedged in hedges of fair value, changes in the fair value of these assets related to the risk(s) subject to hedges are recognized.

The "Effective Interest Rate" is the discount rate that corresponds exactly to the initial value of the financial instrument in relation to all its estimated cash flows, of all species, over its remaining useful life. In the case of fixed income financial instruments, the effective interest rate coincides with the contractual interest rate defined on the date of contract, added, as the case may be, the commissions and transaction costs that, by their nature, are part of their financial return. In the case of variable income financial instruments, the effective interest rate coincides with the rate of return in force in all commitments up to the next reference date for interest renewal.

Equity instruments whose fair value cannot be accurately calculated are measured at acquisition cost, adjusted, as the case may be, to losses due to related recoverable value reduction.

Management Proposal | Ordinary General Meeting - 29 April 2022

The amounts by which financial assets are recognized represent, in all relevant respects, our maximum exposure to credit risk on the date of each of the financial statements. In addition, we receive guarantees and other credit increments to mitigate our exposure to credit risk, which mainly include mortgages, cash securities, equity instruments, guarantees, assets leased through leasing and leasing contracts, assets acquired through repurchase commitments, securities loans and derivatives.

ii. Provisions for losses on credits due to reduction to recoverable value

The book value of non-recoverable financial assets is adjusted by recording a provision for loss of debt of "Losses on financial assets (net) – Financial Assets measured at amortized cost" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the reduction to recoverable value decreases and can be objectively related to a recovery event.

To measure individually the loss by reduction in the recoverable value of loans evaluated for the reduction to recoverable value, we consider the conditions of the payshare, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value, and also based on historical experience of reduction to recoverable value and other circumstances known at the time of valuation.

To measure the loss by reduction to the recoverable value of collectively valuated loans regarding the reduction to recoverable value, we separate financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with the historical experience of reduction to recoverable value and other circumstances known at the time of valuation.

iii. Impairment reduction

We recognize adjustments to expected credit losses in relation to the following financial instruments that are not measured at fair value through the result:

- financial assets that are debt instruments;

- amounts to be received from leasing;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment loss is recognized in capital instruments.

We measure adjustments for losses at an amount equal to expected credit losses during the useful life, except for the instruments below, for which credit losses are recorded as expected in 12 months:

Management Proposal | Ordinary General Meeting - 29 April 2022

- debt instruments with a low credit risk on the closing date; and

- other financial instruments (except amounts to be received from leasing) in which credit risk has not increased substantially since their initial recognition.

Adjustments for losses on rental amounts are always measured at an amount equal to the expected credit losses during the useful life.

iv . Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. They are measured as follows:

- financial assets not subject to the reduction in recoverable value on the closing date: as the present value of all cash shortfall, i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows we expect to receive;

- financial assets subject to the reduction to recoverable value on the closing date: such as the difference between the gross book value and the present value of the estimated future cash flows;

- loan commitments to be released: such as the present value of the difference between contractual cash flows due to us if the commitment is used in full and the cash flows we expect to receive; and

- financial guarantee contracts: payments expected to reimburse the holder, deducted from any amounts we hope to recover.

v. Modified assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to assess whether the financial asset should be written off and expected credit losses are measured as follows:

- If the expected restructuring does not result in a loss of the existing asset, the expected cash flows and arising from the modified financial asset are included in the calculation of the cash shortfalls of the existing asset.

- If the expected restructuring results in a loss of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the existing financial asset at the time of its downflow.

This value is included in the calculation of cash shortfalls arising from the existing financial asset discounted from the estimated date of the year-to-date, using the original effective interest rate of the existing financial asset.

Management Proposal | Ordinary General Meeting - 29 April 2022

vi . Determination of significant increases in credit risk

On each date of calculation of its balance sheets, we evaluate whether financial assets recorded at amortized cost and financial instruments of debt recorded at fair value through Other Comprehensive Results are subject to a reduction in recoverable value, as well as other financial instruments subject to this valuation.

A financial asset is "subject to a reduction in recoverable value" when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to a reduction in recoverable value includes the following observable data:

- significant financial difficulty of the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as default or delay;

- the restructuring of a loan or advance by us under conditions that we would not consider as interesting to carry out;

- the likelihood that the debtor will go bankrupt or other financial reorganisation; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the borrower's condition is generally considered to be subject to a reduction in recoverable value unless there is evidence that the risk of not receiving contractual cash flows has been significantly reduced and there is no other indicator of impairment.

vii. Presentation of the provision for expected credit losses in the balance sheet

Provisions for loss due to reduction to recoverable value are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction of the gross book value of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Results: no provision for losses is recognized in the balance sheet, because the book value of these assets corresponds to fair value.

viii. Individual or collective assessment

An individual impairment measurement was based on our Management's best estimate of the present value of cash flows whose receipt was expected. In estimating these cash flows, our Management has exercised judgment as to the financial situation of a debtor and the net realisable value of any underlying collateral. Each asset reduced to recoverable value was evaluated in relation to its merits, while the test strategy and the estimation of cash flows considered recoverable were approved by our credit risk managers.

Management Proposal | Ordinary General Meeting - 29 April 2022

When assessing the need for collective provision for losses, our Management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary provision, assumptions were established to define how the inherent losses were modeled and to determine the necessary data parameters, based on historical experience and current economic conditions.

ix. Measurement of impairment

Losses due to reduction to recoverable value of assets measured at amortized cost were calculated as the difference between the book value and the present value of the estimated future cash flows, discounted by the original effective interest rate of the asset. Losses due to reduction to recoverable value in assets measured at fair value through Other Comprehensive Results were calculated as the difference between book value and fair value.

x. Reversal of impairment

For assets measured at amortized cost: If an event occurring after the reduction to recoverable value caused the reduction in the value of the loss by reduction of the recoverable value, the reduction in the loss by reduction of the recoverable value was reversed through the result.

For debt securities measured at fair value through Other Comprehensive Results: If, in a subsequent period, the fair value of a debt bond reduced to recoverable value has increased and this increase could be objectively tied to an event that occurred after the recognition of the loss by reduction to recoverable value, the loss by reduction to recoverable value was reversed through the result; otherwise, any increase in fair value was recognized through Other Comprehensive Results.

Any subsequent recovery in the fair value of a equity bond measured at fair value through Other Comprehensive Results and reduced to recoverable value has been recognized at any time in Other Comprehensive Results.

Information, assumptions and techniques used to estimate the impairment reduction

i.	Classification of financial instruments by traineeships

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage has not had a significant increase in risk since its initial recognition. The provision on this Asset represents the expected loss resulting from possible non-compliance over the next 12 months;

Management Proposal | Ordinary General Meeting - 29 April 2022

- Stage 2: If a significant increase in risk is identified from initial recognition, without having materialized deterioration, the financial instrument will be framed within this stage. In this case, the amount referring to the provision for expected loss due to default reflects the estimated loss of residual life of the financial instrument. For the assessment of the significant increase in credit risk, quantitative measurement indicators used in normal credit risk management, as well as other qualitative variables, such as the indication of being an undeteriorated operation if considered as refinanced or operations included in a special agreement, will be used; and

- Stage 3: A financial instrument is recorded within this stage, when it shows evident signs of deterioration as a result of one or more events that have already occurred and that materialize at a loss. In this case, the amount referring to the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

ii.	Impairment estimation methodology

The measurement of the loss by reduction to recoverable value is carried out by the following factors:

- Exposure to Default or EAD: is the amount of the transaction exposed to credit risk, including the ratio of current available balance that could be provided at the time of default. The models developed incorporate assumptions about the changes in the payment schedule of operations.

- Probability of Default (PD): is defined as the probability that the third party can fulfill its obligations to pay the principal and/or interest. For the purposes of IFRS 9, both: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as the PD - lifetime (Stages 2 and 3), which considers the probability that the operation will default between the balance sheet date and the residual maturity date of the operation. The standard requires that future information relevant to the estimation of these parameters should be considered.

- Loss by Default (LGD): is the resulting loss in case of non-compliance, that is, the percentage of exposure that cannot be recovered in case of default. It depends mainly on the guarantees associated with the transaction, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As set out in the regulations, future information for your estimation must be taken into account.

- Discount rate: is the rate applied to future cash flows estimated during the expected life of the asset, to bring them to the present value.

To estimate the parameters mentioned above, the Bank has applied its experience in the development of internal models for the calculation of parameters for both the regulatory and internal management purposes.

Management Proposal | Ordinary General Meeting - 29 April 2022

iii.	Definition of default

We consider that a financial asset is in default when:

- it is likely that the debtor will not pay us in full his credit obligations; or

- the debtor has significant credit obligations to us that have been due for more than 90 days as a general rule.

Overdrafts are considered overdue if the customer violates a recommended limit or has been granted a limit lower than the current open amount.

When assessing whether a debtor is in default, we consider the following indicators:

- qualitative - for example, violations of restrictive clauses (covenants)

- quantitative – for example, status of overdue and non-payment of another obligation of the same issuer to us; and

- based on data collected internally and obtained from external sources.

b.           Reservations and emphasis given in the auditor's opinion

In the years ended December 31, 2021, 2020 and 2019, there were no reservations and emphasis in the opinion of the responsible auditor.

10.5. The directors shall indicate and comment on critical accounting policies adopted by the Company, exploring, in particular, accounting estimates made by management on uncertain issues relevant to the description of the financial situation and results, which require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign currency conversion adjustments, environmental recovery costs, criteria for asset recovery testing and financial instruments.

I.I.Estimates used

Consolidated results and consolidated equity calculation are impacted by accounting policies, assumptions, estimates and measurement methods used by our managers in the preparation of financial statements. We make estimates and assumptions that affect the reported values of assets and liabilities of future periods. All required estimates and assumptions, in accordance with IFRSs, are the best estimate of administration according to the applicable standard.

In the consolidated financial statements, estimates are made by our Management and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

Management Proposal | Ordinary General Meeting - 29 April 2022

(i) Critical estimates

The main estimates were discussed in detail with a view to the preparation of the consolidated financial statements as of December 31, 2021.

In the year ended December 31, 2021, there were no significant changes in the estimates made at the end of 2020, in addition to those indicated in these financial statements.

Critical estimates and assumptions that have a more significant impact on the accounting balances of certain assets, liabilities, income and expenses and on the disclosures of explanatory notes are described below:

i.Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution to Social Security Financing

The income tax expense is obtained through the sum of income tax, social contribution, pis and cofins. Income Tax and current Social Contribution stem from the application of the respective rates on real profit, and the PIS and COFINS rates applied on the respective calculation basis provided for in the specific legislation, also added to the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate for banks of any kind was raised from 15% to 20% effective march 1, 2020, pursuant to Article 32 of Constitutional Amendment 103, published on November 13, 2019.

The IRPJ charge is calculated at the rate of 15%, plus the additional 10%, applied on the profit, after making the adjustments determined by the tax legislation. The CSLL is calculated at the rate of 15% for financial institutions and private insurance legal entities and those of capitalization and 9% for other companies, incident on profit, after considering the adjustments determined by the tax legislation.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recover on differences between the book values of the assets and liabilities and their respective calculation bases, and accumulated tax credits and losses. These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered likely that consolidated entities will have sufficient future taxable profits against which deferred tax assets can be used, and deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in an operation that does not affect either actual profit or accounting profit. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered likely that consolidated entities will have sufficient future taxable profits against which they can be used.

Management Proposal | Ordinary General Meeting - 29 April 2022

Due to the change in the CSLL rate, the group companies remeasured their tax assets and liabilities deferred at the rates applicable to the period in which the asset stake and the liquidation of the liabilities are estimated.

For additional details see Note 2. z. of our Financial Statements.

ii.Assessment of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the judgment of our Management based on information and market conditions existing on the balance sheet date.

We classify fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Levels I, II or III.

Notes 2.e & 46.c8 of our Financial Statements present accounting practice and sensitivity analysis for Financial Instruments, respectively.

iii.IFRS 9 - Financial Instruments

Issued in its final format in July 2014, the International Accounting Standards Board (IASB) approved IFRS 9, which replaced IAS 39 Financial Instruments, in accordance with the guidelines defined by the G-20 (a group composed of finance ministers of the world's 20 largest economies) in April 2009, establishing the requirements for recognition and measurement of financial instruments. This Standard began to be adopted from January 1, 2018.

iii.1.Provisions for credit losses

The book value of non-recoverable financial assets is adjusted by recording a provision for loss of debt of "Losses on financial assets (net) – Financial Assets measured at amortized cost" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the reduction to recoverable value decreases and can be objectively related to a recovery event.

To individually measure the loss by reduction to the recoverable value of loans evaluated for the reduction to recoverable value, we consider the conditions of the payshare, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value, and also based on historical experience of reduction to recoverable value and other circumstances known at the time of valuation.

Management Proposal | Ordinary General Meeting - 29 April 2022

To measure the loss by reduction to the recoverable value of collectively valuated loans regarding the reduction to recoverable value, we separate financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with the historical experience of reduction to recoverable value and other circumstances known at the time of valuation.

iii.2.        Business model evaluation

We evaluate the purpose of a business model in which an asset is kept at the portfolio level, to better reflect how the business is managed and what information is provided to our Management. The information considered includes:

- Policies and objectives defined for the portfolio and the implementation of these policies in practice. Including, if the management strategy is focused on earning contractual interest income, maintaining a specific interest rate profile, aligning the duration of assets;

- How the portfolio performance is evaluated and reported to our Management;

- The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

- How business managers are remunerated - for example, whether the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and time of sales in previous periods, the reasons for such sales and their expectations about future sales. However, information about sales activity is not considered in isolation, but as part of a general assessment of the objective set by us to manage financial assets.

Financial assets held for trading or managed, whose performance is valued on the basis of fair value, are measured at fair value through income, as (i) they are not held to receive contractual cash flows (ii) or held to receive contractual cash flows and sell financial assets.

iii.3.        Valuation to determine whether contractual cash flows relate exclusively to principal and interest payments

For the purposes of this valuation, "principal" is defined as the fair value of the financial asset in the initial recognition. "Interest" is defined as the default for the value of the currency in time and for the credit risk associated with the outstanding principal value for a specific period and for other risks and basic costs of the loans (e.g. liquidity risk and administrative costs), as well as for the profit margin.

Management Proposal | Ordinary General Meeting - 29 April 2022

When assessing whether contractual cash flows relate exclusively to principal and interest payments, we consider the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of contractual cash flows in a way that would not meet this condition. When performing the evaluation, we consider:

- contingent events that would alter the value and term of cash flows;

- leverage;

- prepayment and extension terms;

- terms that limit our right to asset cash flows; and

- resources that modify the default on the value of the currency in time, for example, periodic adjustment of interest rates.

iii.4.        Financial Asset Showway

We hold down a financial asset when the contractual rights to the asset's cash flows expire or when we transfer the rights to receive contractual cash flows in a transaction in which essentially all risks and benefits of ownership of the financial asset are transferred or in which we do not substantially transfer or retain all the risks and benefits of ownership of the financial asset and do not control the financial asset.

At the loss of a financial asset, the difference between the book value of the asset (or book value allocated to the portion of the asset sumed) and the sum (i) of the payment received (including any new asset obtained, deducted from any new assumed liabilities) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Results" is recorded in the income statement.

From the opening date of IFRS, mentioned above, any accumulated and recognized gains/losses in "Other Comprehensive Results" in relation to equity instruments designated at fair value through Other Comprehensive Results are not recorded in profit or loss by the loss of these securities.

We carry out operations in which we transfer the assets recognized in our balance sheet, but we maintain all or substantially all the risks and benefits of the transferred assets or part thereof. In these cases, transferred assets are not downloaded. Examples of these transactions include restraining of portfolios of loans with co-obligation. In operations in which we do not substantially retain or transfer all risks and property benefits of a financial asset and retain control of the asset, we continue to recognize the asset to the extent of our ongoing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

iii.5.        Short so-how of Financial Liabilities

We hold a financial liability when your contractual obligations are extinguished, cancelled or when they expire.

Management Proposal | Ordinary General Meeting - 29 April 2022

iii.6.        Compensation

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, we have a legally enforceable right to offset the amounts and the intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Revenues and expenses are presented on a net basis only when allowed by IFRSs or for gains or losses resulting from a group of similar transactions, as in our trading activity.

iii.7.        Impairment reduction

We recognize adjustments for expected credit losses against the following financial instruments that are not measured at fair value through the result:

- financial assets that are debt instruments;

- amounts to be received from leasing;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment loss is recognized in capital instruments.

We measure adjustments for losses at an amount equal to expected credit losses during the useful life, except for the instruments below, for which credit losses are recorded as expected in 12 months:

- debt instruments with a low credit risk on the closing date; and

- other financial instruments (except amounts to be received from leasing) in which credit risk has not increased substantially since their initial recognition.

Adjustments for losses on rental amounts are always measured at an amount equal to the expected credit losses during the useful life.

iii.8.        Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. They are measured as follows:

- financial assets not subject to the reduction in recoverable value on the closing date: as the present value of all cash shortfall, i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows we expect to receive;

- financial assets subject to the reduction to recoverable value on the closing date: such as the difference between the gross book value and the present value of the estimated future cash flows;

- loan commitments to be released: such as the present value of the difference between contractual cash flows due to us if the commitment is used in full and the cash flows we expect to receive; and

- financial guarantee contracts: payments expected to reimburse the holder, deducted from any amounts we hope to recover.

Management Proposal | Ordinary General Meeting - 29 April 2022

iii.9. Modified assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to assess whether the financial asset should be written off and expected credit losses are measured as follows:

- If the expected restructuring does not result in a loss of the existing asset, the expected cash flows and arising from the modified financial asset are included in the calculation of the cash shortfalls of the existing asset.

- If the expected restructuring results in a loss of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the existing financial asset at the time of its downflow.

This value is included in the calculation of cash shortfalls arising from the existing financial asset discounted from the estimated date of the year-to-date, using the original effective interest rate of the existing financial asset.

iii.10.        Determination of significant increases in credit risk

On each date of calculation of its balance sheets, we evaluate whether financial assets recorded at amortized cost and financial instruments of debt recorded at fair value through Other Comprehensive Results are subject to a reduction in recoverable value, as well as other financial instruments subject to this valuation.

A financial asset is "subject to a reduction in recoverable value" when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to a reduction in recoverable value includes the following observable data:

- significant financial difficulty of the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as default or delay;

- the restructuring of a loan or advance by us under conditions that we would not consider as interesting to carry out;

- the likelihood that the debtor will go bankrupt or other financial reorganisation; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the borrower's condition is generally considered to be subject to a reduction in recoverable value unless there is evidence that the risk of not receiving contractual cash flows has been significantly reduced and there is no other indicator of impairment.

Management Proposal | Ordinary General Meeting - 29 April 2022

iii.11.        Presentation of the provision for expected credit losses in the balance sheet

Provisions for loss due to reduction to recoverable value are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction of the gross book value of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Results: no provision for losses is recognized in the balance sheet, because the book value of these assets corresponds to fair value.

iii.12.        Individual or collective evaluation

An individual impairment measurement was based on the best estimate of the Management of the present value of cash flows whose receipt was expected. In estimating these cash flows, our Management has exercised judgment as to the financial situation of a debtor and the net realisable value of any underlying collateral. Each asset reduced to recoverable value was evaluated in relation to its merits, while the test strategy and the estimation of cash flows considered recoverable were approved by our credit risk managers.

When assessing the need for collective provision for losses, our Management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary provision, assumptions were established to define how the inherent losses were modeled and to determine the necessary data parameters, based on historical experience and current economic conditions.

iii.13.        Measurement of impairment

Losses due to reduction to recoverable value of assets measured at amortized cost were calculated as the difference between the book value and the present value of the estimated future cash flows, discounted by the original effective interest rate of the asset. Losses due to reduction to recoverable value in assets measured at fair value through Other Comprehensive Results were calculated as the difference between book value and fair value.

iii.14.        Reversal of impairment

For assets measured at amortized cost: If an event occurring after the reduction to recoverable value caused the reduction in the value of the loss by reduction of the recoverable value, the reduction in the loss by reduction of the recoverable value was reversed through the result.

For debt securities measured at fair value through Other Comprehensive Results: If, in a subsequent period, the fair value of a debt bond reduced to recoverable value has increased and this increase could be objectively tied to an event that occurred after the recognition of the loss by reduction to recoverable value, the loss by reduction to recoverable value was reversed through the result; otherwise, any increase in fair value was recognized through Other Comprehensive Results.

Management Proposal | Ordinary General Meeting - 29 April 2022

Any subsequent recovery in the fair value of a equity bond measured at fair value through Other Comprehensive Results and reduced to recoverable value has been recognized at any time in Other Comprehensive Results.

The following is the reconciliation of shareholders' equity resulting from the initial adoption of IFRS 9:

Reconciliation of Shareholders' Equity
Shareholders' equity prior to IFRS adjustments 9 - 12/31/2017	87.087.601
Provision for doubtful accounts	(2.149.051)
Provision for contingent commitments	(674.513)
Remeasurement of assets arising from the new categories	17.806
Other	237.867
Income tax and deferred social contribution	1.026.066
Shareholders' equity after ifrs adjustments 9 - 01/01/2018	85.545.776

iii.15.        Information, assumptions and techniques used to estimate the impairment reduction

iii.15.1Classification of financial instruments by traineeships

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage has not had a significant increase in risk since its initial recognition. The provision on this Asset represents the expected loss resulting from possible non-compliance over the next 12 months;

- Stage 2: If a significant increase in risk is identified from initial recognition, without having materialized deterioration, the financial instrument will be framed within this stage. In this case, the amount referring to the provision for expected loss due to default reflects the estimated loss of residual life of the financial instrument. For the assessment of the significant increase in credit risk, quantitative measurement indicators used in normal credit risk management, as well as other qualitative variables, such as the indication of being an undeteriorated operation if considered as refinanced or operations included in a special agreement, will be used; and

- Stage 3: A financial instrument is recorded within this stage, when it shows evident signs of deterioration as a result of one or more events that have already occurred and that materialize at a loss. In this case, the amount referring to the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

Management Proposal | Ordinary General Meeting - 29 April 2022

iii.15.2        Impairment estimation methodology

The measurement of the loss by reduction to recoverable value is carried out by the following factors:

- Exposure to Default or EAD: is the amount of the transaction exposed to credit risk, including the ratio of current available balance that could be provided at the time of default. The models developed incorporate assumptions about the changes in the payment schedule of operations.

- Probability of Default (PD): is defined as the probability that the third party can fulfill its obligations to pay the principal and/or interest. For the purposes of IFRS 9, both: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as the PD - lifetime (Stages 2 and 3), which considers the probability that the operation will default between the balance sheet date and the residual maturity date of the operation. The standard requires that future information relevant to the estimation of these parameters should be considered.

- Loss by Default (LGD): is the resulting loss in case of non-compliance, that is, the percentage of exposure that cannot be recovered in case of default. It depends mainly on the guarantees associated with the transaction, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As set out in the regulations, future information for your estimation must be taken into account.

- Discount rate: is the rate applied to future cash flows estimated during the expected life of the asset, to bring them to the present value.

To estimate the aforementioned parameters, we have applied our experience in the development of internal models for the calculation of parameters both for the purposes of the regulatory environment and for internal management.

iii.15.3Definition of default

We consider that a financial asset is in default when:

- it is likely that the debtor will not pay us in full his credit obligations; or

- the debtor has significant credit obligations to us that have been due for more than 90 days as a general rule.

Overdrafts are considered overdue if the customer violates a recommended limit or has been granted a limit lower than the current open amount.

When assessing whether a debtor is in default, we consider the following indicators:

- qualitative - for example, violations of restrictive clauses (covenants);

- quantitative – for example, status of overdue and non-payment of another obligation of the same issuer to us; and

- based on data collected internally and obtained from external sources.

Management Proposal | Ordinary General Meeting - 29 April 2022

iv.	Provisions for pension funds

The defined benefit plans are recorded based on an actuarial study, conducted annually by a specialized company, at the end of each fiscal year, effective for the subsequent period and are recognized in the consolidated statement of income in the lines of Interest expenses and similar and provisions (net).

The present value of the defined benefit obligation is the present value without the deduction of any plan assets, of the expected future payments required to settle the obligation resulting from the employee's service in the current and past periods.

Additional details are in note 2.x of our Financial Statements.

v.Contingent provisions, assets and liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of legal or administrative action is assessed as probable and the amounts involved are measured with sufficient security, based on the nature, complexity and history of the actions and the opinion of internal and external legal advisors.

Note 2.r of our Financial Statements provides information on provisions and contingent assets and liabilities. There were no significant changes in the Bank's provisions and contingent assets and liabilities between December 31, 2019 and December 31, 2020, the date of preparation of these consolidated financial statements.

vi.Goodwill

The registered goodwill is subject to the recoverability test at least once a year or in a shorter period, in case of any indication of reduction in the recoverable value of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rate, inflation, exchange rate and others; (ii) behavior and estimates of growth of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to perpetuity flows. The adoption of these estimates involves the probability of future events occurring and the change of any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there are indications of a reduction in its recovery value, which is reviewed and approved by our Management.

Additional details are in note 13 of our Financial Statements.

Management Proposal | Ordinary General Meeting - 29 April 2022

II.Functional and presentation currency

Our consolidated financial statements are presented in Reais, functional currency of the entities and presentation of these statements.

For each subsidiary, entity abroad and investment in an unconsolidated company, we define the functional currency. The assets and liabilities of these entities are converted as follows:

o	- assets and liabilities are converted at the exchange rate of the balance sheet date.
o	- revenues and expenses are converted at the average monthly exchange rate.
o	- gains and losses of conversion of the net investment are recorded in the comprehensive income statement, in the line of "exchange variation of investees located abroad".

III.Basis for consolidation

i. Subsidiaries

"Subsidiaries" are defined as entities over which we have control. Control is based on: i) power over the onslaught; ii) exposure, or rights to varying returns of their involvement with the onslaught, and iii) ability to use its power over the onslaught to affect the amount of returns as set forth in the law, statutes or contract.

Consolidation of a subsidiary begins when we get control over the subsidiary and end when we lose control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the fiscal year are included in the income statement and Other Comprehensive Results from the date we obtain control until the date we no longer control the subsidiary.

The result and each component of Other Comprehensive Results are attributed to our controlling shareholders and non-controlling interests even if the effect is attributed to non-controlling interests. The total comprehensive result of the subsidiaries is attributed to our owners and non-controlling interests, even if this generates a negative balance for non-controlling interests. All transactions, balances, revenues and expenses between the santander conglomerate companies are eliminated in full in the consolidated financial statements.

Any change in santander conglomerate's holdings in subsidiaries that do not result in loss of control over subsidiaries are recorded as capital transactions. The difference between the amount on the basis of which non-controlling interests are adjusted and the fair value of considerations paid or received is recorded directly in shareholders' equity and attributed to our owners.

When we lose control of a subsidiary, the gain or loss is recognized in the income statement and is calculated by the difference between: (i) the sum of the fair value of the considerations received and the fair value of the residual interest; and (ii) the previous balance of the assets (including goodwill) and liabilities of the subsidiary and non-controlling interests, if any. All amounts previously recognized in "Other Comprehensive Results" related to the subsidiary are recorded as if we had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another equity account, as required or permitted by the applicable IFRSs). The fair value of any investment held in the former subsidiary at the date of loss of control is considered as fair value in the initial recognition for subsequent accounting by IFRS 9 Financial Instruments or, where applicable, the cost in the initial recognition of an investment in an affiliate or joint venture.

Management Proposal | Ordinary General Meeting - 29 April 2022

ii.Holdings in joint ventures (entities under joint control) and affiliated

Joint ventures are holdings in entities that are not subsidiaries but are jointly controlled by two or more unrelated entities. This is reflected in contractual agreements in which two or more entities ("entrepreneurs") acquire stakes in entities ("entities under joint control") or have operations or hold assets, so that the strategic financial and operational decisions affecting the joint venture depend on the unanimous decision of the entrepreneurs.

Affiliates are entities in which we are able to exert significant influence (significant influence is the power to participate in the financial and operational policy decisions of the onslaught) but does not control or have joint control.

In the consolidated financial statements, the holdings in entities under joint control and investments in affiliates are accounted for by the equity method, that is, our participation in the net assets of the invested, taking into account the dividends received from the eliminationof capital and other derivatives.

iii.Mergers, acquisitions and disposals of companies

A business combination means the union of two or more individual businesses or economic units into a single entity or group of entities, accounted for according to IFRS 3 – "Business Combinations".

Business combinations are made so that we gain control of an entity and are recognized accountably as follows:

•  We calculate the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if applicable.

•  Fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including intangible assets that have not been recognized by the acquired entity, are estimated on the date of acquisition and recognized in the consolidated balance sheet.

•  The excess of the acquisition cost over the fair value of the identifiable net asset acquired is recognized as goodwill. The surplus of the fair value of the identifiable net assets on the acquisition costs is considered as an advantageous purchase and recognized in the result on the date of acquisition.

Management Proposal | Ordinary General Meeting - 29 April 2022

Note 3 of our Financial Statements has the most significant transaction descriptions that occurred in 2020, 2019 and 2018.

iv.Investment Funds

It includes investment funds in which we and our subsidiaries hold a substantial stake or all of their shares and over which we and our subsidiaries are exposed, or entitled to, variable returns and have the ability to affect those returns through decision-making power in accordance with IFRS 10 – Consolidated Financial Statements, are therefore consolidated in these Consolidated Financial Statements.

IV.Definitions and classification of financial instruments

i. Definitions

"Financial instrument" is any contract that gives rise to a financial asset in one entity and simultaneously to a financial liability or financial holding in another entity. "Equity instruments" means any contract that represents a residual interest in the assets of the issuing entity after deducting all of its liabilities.

"Financial derivative" is the financial instrument whose value changes in response to changes in an observable market variable (such as interest rate, exchange rate, price of financial instruments, market index or credit rating), in which the initial investment is very low, compared to other financial instruments with a response similar to changes in market factors, and is usually settled at a future date.

"Hybrid financial instruments" are contracts that include both a non-derivative principal contract and a derivative, known as a embedded derivative, which cannot be transferred separately and has the effect of making part of the hybrid contract's cash flows vary in a similar way to that of an isolated derivative.

The following transactions are not treated as financial instruments for accounting purposes:

- Investments in subsidiaries, jointly controlled entities and affiliates (3&11 notes of our Financial Statements).

- Rights and obligations due to employee benefit plans (note 21 of our Financial Statements).

ii.Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they are required to present them as "Non-current assets held for sale or if they refer to "Cash and reserves at the Central Bank of Brazil", "Derivatives used as hedge" and "Investments in affiliates", which are accounted for separately.

Management Proposal | Ordinary General Meeting - 29 April 2022

In the initial recognition of a capital instrument not held for trading, we may irrevocably choose to submit subsequent changes in fair value through Other Comprehensive Results. This option is made considering each investment individually and has not been used by us. In addition, in the initial recognition, we can irrevocably assign to fair value through profitor end a financial asset that otherwise meets the measurement requirements at amortized cost or fair value through Other Comprehensive Results, if such designation substantially eliminates or reduces an accounting mismarriage that could exist. This option was not used by us.

Financial assets are included, for measurement purposes, in one of the following categories:

•   Financial assets measured at fair value in profit or loss held for trading: this category includes financial assets acquired to generate short-term profit resulting from the oscillation of their prices and financial derivatives not classified as hedge instruments, whose primary business model is to trade them frequently.

•   Financial assets not intended for trading mandatorily measured at fair value on the result: this category includes financial assets that did not meet the criteria set out in the SPPI Test (principal payment and interest only).

•   Financial assets measured at fair value in income: This category includes the financial assets for which at the time of initial designation the fair value option was made.

•   Financial assets measured at fair value in Other Comprehensive Results: are shown at fair value. This category does not include debit instruments classified as "Investments held to maturity", joint control, provided that such instruments have not been classified as "Financial assets measured at fair value in income " or as "Other financial assets at fair value in income".

•   Results arising from changes in fair value are recognized in the item adjustment to market value in shareholders' equity, with the exception of cumulative losses due to non-recovery, which are recognized in the result. When the investment is disposed of or has indications of a decline in fair value due to non-recovery, the result previously accumulated in the fair value adjustments account in shareholders' equity is reclassified to the result.

•   Financial assets measured at amortized cost: This category includes financing granted to third parties, based on their nature, regardless of the type of borrower and form of financing, including financial leasing transactions in which the entities included in the consolidation act as tenants. The entities included in the consolidation generally intend to maintain the loans and credits they grant until final maturity, which are therefore presented in the consolidated balance sheet at amortized cost (which includes the adjustments necessary to reflect the estimated recovery losses).

• A financial asset is measured at amortized cost if it meets the following conditions and is not designated at fair value through the result:

• The asset is maintained within a business model whose objective is to maintain assets to receive contractual cash flows;

Management Proposal | Ordinary General Meeting - 29 April 2022

• The contractual terms of the financial asset generate, on specific dates, cash flows that refer exclusively to payments of the principal and interest on the value of the principal open.

• A debt instrument is measured at fair value through Other Comprehensive Results if it meets the following conditions and is not assigned to fair value through the result:

• The asset is kept within a business model whose objective is achieved by receiving contractual cash flows and selling financial assets; and

• The contractual terms of the financial asset generate, on specific dates, cash flows that refer exclusively to payments of the principal and interest on the principal value open.

Business model evaluation

We evaluate the purpose of a business model in which an asset is kept at the portfolio level, to better reflect how the business is managed and what information is provided to our Management. The information considered includes:

- Policies and objectives defined for the portfolio and the implementation of these policies in practice. Including, if the management strategy is focused on earning contractual interest income, maintaining a specific interest rate profile, aligning the duration of assets;

- How the portfolio performance is evaluated and reported to our Management;

- The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

- How business managers are remunerated - for example, whether the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and time of sales in previous periods, the reasons for such sales and their expectations about future sales. However, information about sales activity is not considered in isolation, but as part of a general assessment of the objective set by the Bank to manage financial assets.

Financial assets held for trading or managed, whose performance is valued on the basis of fair value, are measured at fair value through income, as (i) they are not held to receive contractual cash flows (ii) or held to receive contractual cash flows and sell financial assets.

Valuation to determine whether contractual cash flows relate exclusively to principal and interest payments

For the purposes of this valuation, "principal" is defined as the fair value of the financial asset in the initial recognition. "Interest" is defined as the default for the value of the currency in time and for the credit risk associated with the outstanding principal value for a specific period and for other risks and basic costs of the loans (e.g. liquidity risk and administrative costs), as well as for the profit margin.

Management Proposal | Ordinary General Meeting - 29 April 2022

When assessing whether contractual cash flows relate exclusively to principal payments and interest, we consider the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of contractual cash flows in a way that would not meet this condition. When performing the evaluation, we consider:

- contingent events that would alter the value and term of cash flows;

- leverage;

- prepayment and extension terms;

- terms that limit ours to asset cash flows; and

- resources that modify the default on the value of the currency in time, for example, periodic adjustment of interest rates.

iii.Classification of financial assets for presentation purposes

Financial assets are classified by nature in the following items of the consolidated balance sheet:

•             "Cash and reserves at the Central Bank of Brazil": cash balances and spot creditor balances related to deposits in the Bacen.

•             "Financial assets measured at amortized cost": includes loans granted by the Bank, as well as financial leasing credits and other financial debtor balances in our favor, such as cheques drawn against financial institutions, creditor balances in relation to clearing rooms and settlement agencies for stock exchange transactions and organized markets, cash-paid bonuses, capital calls, fee credits and commissions for financial guarantees and outstanding balances resulting from transactions not originating in banking transactions and services, such as collection of rents and similar items.

•             "Loans and other amounts with credit institutions": credits of any kind on behalf of financial institutions.

•             "Loans and advances to customers" means balances of all other credits and loans transferred by us, including operations on the open market through centralized counterparties.

•             "debt instruments" means bonuses and other securities that represent debt to the issuer, yield interest and are issued in a physical or book-entry manner.

•             "equity instruments" means financial instruments issued by other entities, such as shares, with a nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or affiliated. Unconsolidated investment fund quotas are included in this heading.

•             "Derivatives": includes fair value in our favor of derivatives that are not part of hedge instruments.

•             "Derivatives used as hedge": includes fair value in our favor of derivatives designated as hedge instruments.

•             "Holdings in affiliates and jointly controlled": includes our investments in jointly controlled or associated entities.

Management Proposal | Ordinary General Meeting - 29 April 2022

iv.Classification of financial liabilities for measurement purposes

Financial liabilities are classified, for measurement purposes, into one of the following categories:

•                 Financial liabilities measured at fair value in profit or loss held for trading: this category includes financial liabilities issued to generate short-term profit resulting from the fluctuation of their prices, financial derivatives not considered hedge accounting and financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments ("Short positions").

•                 Financial liabilities at fair value in income: financial liabilities are included in this category when there is more relevant information obtained, either by eliminating or significantly reducing recognition or measurement inconsistencies ("accounting misassociations") derived from the measurement of assets or liabilities or from the recognition of gains or losses with them on a different basis, or because there is a group of financial liabilities or financial assets and liabilities that is managed and whose performance is assessed on the basis of fair value, according to a documented risk management or investment strategy, and our information is provided to key professionals in our Management on the same basis.

•          Financial liabilities at amortized cost: financial liabilities, regardless of their form and maturity, not included in any of the previous categories and resulting from financing activities carried out by financial institutions.

v.Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature in the following items of the consolidated balance sheet:

•         "Deposits of the Central Bank of Brazil": deposits of any kind received from Bacen.

•         "Deposits of credit institutions": deposits of any kind, including obligations for loans and transfers and borrowings on the open market, received from credit institutions.

•         "Customer deposits" means deposits of any nature such as cash, savings and term, including open market transactions received from customers.

•         "Securities bonds" means the value of bonuses and other debts represented by negotiable securities, except subordinated liabilities.

•         "Derivatives": includes the fair value with negative balance of our derivatives that are not part of hedge accounting.

•         "short positions" means the value of financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments.

•         "subordinated debts" means the amount of the financing received which, for the purposes of priority payment, is below the common debts. This category also includes financial instruments issued by us that, although they constitute actions for legal purposes, do not meet the requirements for classification as shares.

•         "other financial liabilities" means the value of payment obligations of the nature of financial liabilities not included in the other headings and the liabilities subject to financial guarantee contracts, unless classified as doubtful.

•         "Derivatives used as hedge": includes the fair value of our liabilities for derivatives designated as hedge instruments.

Management Proposal | Ordinary General Meeting - 29 April 2022

•                     " Instruments of Eligible Debts to Capital": financial instruments issued by other entities, such as shares, with a nature of equity instruments for the issuer, except investments in our subsidiaries, jointly controlled entities or affiliates.

V.Funding, emissions and other liabilities

Fundraising instruments are initially recognized at their fair value, basically considered to be the transaction price. They are subsequently measured at amortized cost (competence) with the inherent expenses recognized as a financial cost.

Among the criteria for initial recognition of liabilities, it is worth mentioning those instruments of a composite nature, which are thus classified, given the existence of a debt instrument (liabilities) and a component of embedded equity (derivative).

The composite instrument record consists of the combination of (i) a main instrument, which is recognized as a genuine liability of the entity (debt) and (ii) a component of equity (derivatives of convertibility in common shares).

The issuance of "Notes" must be recorded in a specific account of the liability and updated according to the rates agreed and adjusted by the effect of exchange variation, when denominated in foreign currency. All remuneration stemming from these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be recorded as expenses of the period, following the system of competence.

The relevant detail sanding of these eligible debt instruments to capital is described in note 19 of our Financial Statements.

VI.Measurement of financial assets and liabilities and recognition of changes in fair value

In general, financial assets and liabilities are initially recognized at fair value, which is considered equivalent, until proven otherwise, to the transaction price. Financial instruments not measured at fair value in profit or loss are adjusted for transaction costs. Financial assets and liabilities are subsequently measured at the end of each period as follows:

i.Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated transaction costs that would eventually be incurred at the time of their disposal, except financial assets measured at amortized cost, investments held to maturity, equity instruments, whose fair value cannot be calculated sufficiently objectively and financial derivatives that have as object equity instruments of this kind and that are settled upon the delivery of these Instruments.

Management Proposal | Ordinary General Meeting - 29 April 2022

The "fair value" of a financial instrument on a given date is the price that would be received by the sale of an asset or that would be paid for the transfer of a liability in an unforced transaction between market participants on the date of measurement. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it in an active, transparent and significant market ("quoted price" or "market price").

If there is no market price for a given financial instrument, its fair value is estimated based on the assessment techniques normally adopted by the international financial community, taking into account the specific characteristics of the instrument to be measured and especially the various species of risks associated with it.

All derivatives are recognized in the balance sheet at fair value from the date of the deal. When fair value is positive, they are recognized as assets; when negative, such as liabilities. Changes in the fair value of derivatives since the date of the business are recognized under the heading "Gains (losses) on financial assets and liabilities" of the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities measured at fair value in income is considered equivalent to their daily quoted price; if, for exceptional reasons, it is not possible to determine the quoted price on a specific date, these derivatives are measured by adopting methods similar to those used to measure derivatives traded on the over-the-counter market.

The fair value of derivatives traded over the counter is considered equivalent to the sum of future cash flows resulting from the instrument, devalued at present value at the date of measurement ("present value" or "theoretical closing"), adopting valuation techniques commonly adopted by financial markets: Net Present Value - NPV, options pricing models and other methods.

The "Financial assets measured at amortized cost" and "Investments held to maturity" are measured at amortized cost, adopting the effective interest method. The "amortized cost" is the cost of acquiring an asset or financial liability, added or subtracted, as the case may be, the principal payments and the accumulated amortization (included in the income statement) of the difference between the initial cost and the amount at maturity. In the case of financial assets, the amortized cost also includes any reductions for non-recovery or impossibility of collection. In the case of financial assets measured at the amortized cost hedged in hedges of fair value, changes in the fair value of these assets related to the risk(s) subject to hedges are recognized.

The "Effective Interest Rate" is the discount rate that corresponds exactly to the initial value of the financial instrument in relation to all its estimated cash flows, of all species, over its remaining useful life. In the case of fixed income financial instruments, the effective interest rate coincides with the contractual interest rate defined on the date of contract, added, as the case may be, the commissions and transaction costs that, by their nature, are part of their financial return. In the case of variable income financial instruments, the effective interest rate coincides with the rate of return in force in all commitments up to the next reference date for interest renewal.

Management Proposal | Ordinary General Meeting - 29 April 2022

Equity instruments whose fair value cannot be accurately calculated are measured at acquisition cost, adjusted, as the case may be, to losses due to related recoverable value reduction.

The amounts by which financial assets are recognized represent, in all relevant respects, our maximum exposure to credit risk on the date of each of the financial statements. In addition, we receive guarantees and other credit increments to mitigate our exposure to credit risk, which mainly include mortgages, cash securities, equity instruments, guarantees, assets leased through leasing and leasing contracts, assets acquired through repurchase commitments, securities loans and derivatives.

ii.Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except those included in the headings "Financial liabilities measured at fair value in income" and financial liabilities designated as the subject of hedging (or protective instruments) in fair value hedges , which are measured at fair value.

iii.Recognition of changes in fair value

As a general rule, changes in the book value of financial assets and liabilities are recognized in the consolidated statement of income, being distinguished between those arising from the provision of interest and similar gains - recognized under the heading "Interest and similar income" or "Interest expenses and the like", as appropriate - and those arising from other reasons, recognized by their net value under the heading "Gains (losses) on financial assets and liabilities (liquids)".

Adjustments due to changes in fair value arising from financial assets measured at fair value through Other Comprehensive Results are temporarily recognized in equity under the heading "Other Comprehensive Results". Items debited or credited to this account remain in our consolidated shareholders' equity until the respective assets are debited, when they are then debited to the consolidated statement of income.

iv.Operações de hedge

Consolidated entities use financial derivatives for the following purposes: (i) to facilitate these instruments to clients who request them to manage their market and credit risks; (ii) to use them in the risk management of our entities' own positions and assets and liabilities (Derivatives used as hedge) and (iii) to obtain gains from changes in the prices of these derivatives (Derivative Financial Instruments).

Management Proposal | Ordinary General Meeting - 29 April 2022

Financial derivatives that do not fall into accounting for hedging operations are treated, for accounting purposes, as derivatives for trading.

A derivative is framed for hedge transaction accounting if all of the following conditions are met:

1. The derivative protects against one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities as a result of fluctuations, among others, in the interest rate and/or at the exchange rate at which the position or balance to be protected is subject (fair value hedge).

b. Changes in estimated cash flow arising from highly probable financial assets and liabilities, commitments and forecasttransactions (cash flow hedge).

c. Net investment in an overseas transaction (hedge of a net investment in an overseas transaction).

2. Where it is effective in compensating for the exposure inherent to the protected item or position throughout the expected period of the hedge, i.e.:

a. On the date of the agreement, the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was effective throughout the existence of the item or covered position (retrospective effectiveness).

3. There shall be adequate documentation proving the specific designation of the financial derivative for the protection of certain balances or transactions and how this effective protection was expected to be achieved and measured, provided that this is consistent with our own risk management.

Changes in the value of financial instruments that fall into accounting for hedge transactions are recognized as follows:

a. In fair value hedges, gains or losses on both hedge instruments and protected items (attributable to the type of risk being protected) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in the value of the hedge instrument is temporarily recognized in shareholders' equity under the heading "Other Comprehensive Results - Cash Flow Hedges" until the expected transactions occur, when then this portion is recognized in the consolidated income statement, unless the planned transactions result in the recognition of non-assets or liabilities this portion will be included in the cost of non-financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange protection derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of gains and losses on hedge instruments related to cash flow hedges and hedges of a net investment in an overseas transaction is recognized directly in "Gains (losses) on financial assets and liabilities (net) in the consolidated statement of income.

Management Proposal | Ordinary General Meeting - 29 April 2022

If a derivative designated as a hedge instrument no longer meets the requirements described above as a result of maturity, ineffectiveness or for any other reason, that derivative will be classified as a derivative measured at fair value in income.

When the accounting of hedge transactions at fair value is discontinued (revoked, expired, sold or no longer meets the accounting hedge criteria ), the previously recognized adjustments on the protected item are transferred to profit or loss at the effective interest rate recalculated on the date of hedge deletion. Adjustments must be fully amortized at maturity.

When cash flow hedge transactions are discontinued, any cumulative gain or loss on the hedge instrument recognized in equity under the heading "Other Comprehensive Results" (from the period in which the hedge became effective) remains recognized in equity until the expected transaction occurs, when then that gain or loss is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any accumulated gain or loss is recognized immediately in the result.

For the accounting and dissemination of hedge accounting structures on December 31, 2020, we used the faculty of IFRS 9 to maintain the practices determined by IAS 39.

VII.Lower financial assets and liabilities

We realize the loss of a financial asset when the contractual rights to the asset's cash flows expire or when we transfer the rights to receive contractual cash flows in a transaction in which essentially all the risks and benefits of ownership of the financial asset are transferred or in which we do not substantially transfer or retain all the risks and benefits of the ownership of the financial asset and do not control the financial asset.

At the loss of a financial asset, the difference between the book value of the asset (or book value allocated to the portion of the asset sumed) and the sum (i) of the payment received (including any new asset obtained, deducted from any new assumed liabilities) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Results" is recorded in the income statement.

From the opening date of IFRS, mentioned above, any accumulated and recognized gains/losses in "Other Comprehensive Results" in relation to equity instruments designated at fair value through Other Comprehensive Results are not recorded in profit or loss by the loss of these securities.

We carry out operations in which we transfer the assets recognized in our balance sheet, but we maintain all or substantially all the risks and benefits of the transferred assets or part thereof. In these cases, transferred assets are not downloaded. Examples of these transactions include restraining of portfolios of loans with co-obligation. In transactions where we do not substantially retain or transfer all risks and property benefits of a financial asset and retain control of the asset, we continue to recognize the asset to the extent of our ongoing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Management Proposal | Ordinary General Meeting - 29 April 2022

VII.Compensation of assets and liabilities

Financial assets and liabilities are offset, i.e. recorded in the balance sheet at their net value, only if we and our subsidiaries have a legally enforceable right to offset the recognized amounts and intend to settle on a net basis, or realize the asset and settle the liability simultaneously.

Clearing and Settlement Agreements - Resolution CMN 3.263/2005 - We have a compensation and settlement agreement under the National Financial System (SFN), signed with individuals and legal entities that are or are not members of the SFN, resulting in a greater guarantee of financial settlement, with the parties to which they have this type of agreement. These agreements provide that payment obligations to us arising from credit and derivative transactions, in the event of default by the payshare, will be offset against our payment obligations together with the payshare.

(i) Non-recoverable financial assets

i.Definição

A financial asset is considered non-recoverable when there is objective proof of the occurrence of events that:

•   They have an adverse impact on future cash flows estimated at the date of the transaction in the case of debt instruments (loans and debt securities).

•   They mean that their book value cannot be fully recovered in the case of equity instruments.

•   Arising out of the violation of loan clauses or terms, and

•   On the occasion of the bankruptcy proceedings.

As a general rule, whenever the above events are observed, the book value of non-recoverable financial assets is adjusted by recording a provision for loss of expense debt as "Losses on financial assets (net)" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the reduction to recoverable value decreases and can be objectively related to a recovery event.

ii.Debt instruments recorded at amortized cost

The value of a loss to ascertain the recoverable value of a debt instrument measured at amortized cost is equal to the difference between its book value of the asset and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), excluding the original effective interest of the financial asset (i.e., the effective interest rate calculated in the initial recognition), being presented as a reduction in the balance of the asset and recognized in the income statement.

Management Proposal | Ordinary General Meeting - 29 April 2022

When estimating future cash flows from debt instruments, the following factors are taken into account:

•  All the values expected to be obtained over the remaining life of the instrument, including, as the case may be, the guarantees provided. The non-recovery loss also takes into account the probability of charging accrued interest on intake;

•  the various types of risks to which each instrument is subject; and

•  The circumstances in which the charges are expected to be made.

These cash flows are subsequently discounted using the effective interest rate of the transaction.

Specifically in relation to the adjustment in recoverable value arising from the materialisation of the risk of insolvency of counterparties (credit risk), a debt instrument becomes non-recoverable due to insolvency when there is evidence of deterioration of the counterparty's ability to pay, either because it is in arrears or for other reasons.

We, through our risk area, apply policies, methods and procedures to mitigate your exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, contingent liabilities and other commitments, in identifying the recoverable amount and calculating the amounts necessary to cover the respective credit risk.

The procedures applied in the identification, measurement, control and reduction of credit risk exposure are based on individual level or grouped by similarity.

•   Clients with individualized management: wholesale clients, financial institutions and certain companies. Risk management is carried out through an analysis complemented by decision-making support tools based on internal risk assessment models.

•   Clients with standardized management: individuals and companies not framed as individualized customers. Risk management is based on automated models of decision-making and internal risk assessment, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. Credits related to standardized customers are typically considered non-recoverable when they have historical experience of losses and delay sofa greater than 90 days.

Management Proposal | Ordinary General Meeting - 29 April 2022

Regarding the provision for losses due to reduction to the recoverable value of credit risk, we evaluate all loans. Loans are evaluated individually for the reduction of recoverable value or evaluated together for the reduction to recoverable value. The loans recorded as amortized cost, which are not evaluated individually for the reduction to recoverable value, are evaluated together for the reduction to recoverable value, being grouped considering the similarity of risk. Individually assessed loans for recoverable value reductions are not included in jointly valuated balances for the reduction to recoverable value.

To individually measure the loss by reduction in the recoverable value of loans evaluated for the reduction to recoverable value, we consider the borrower's conditions, such as his economic and financial situation, level of indebtedness, income generation capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value, and also based on historical experience of reduction to recoverable value and other circumstances known at the time of valuation.

To measure the loss by reduction to the recoverable value of collectively valuated loans for the reduction to recoverable value, we separate financial assets into groups taking into account the characteristics and similarities of credit risk, i.e., according to the segment, type of assets, guarantees and other factors associated with the historical experience of recoverable value reduction and other circumstances known at the time of valuation.

In some cases, the observable data required to estimate the amount of a loss for reduction in the recoverable value of a financial asset may be limited or no longer fully relevant to the current circumstances.

In such cases, we use our expertise to estimate the value of any loss by reduction to recoverable value. Similarly, we use our expertise to adjust the observable data of a group of financial assets to reflect current circumstances.

Loss by reduction to recoverable value is calculated using statistical models that take into account the following factors:

•   Exposure at Default is the value of the risk exposure on the date of default by the borrower. The default time is considered in the measurement "PD - Probability of Default".

•   According to IFRS, the degree of exposure used for this calculation is the actual exposure as disclosed in the balance sheet.

•   Probability of default, or "PD - Probability of Default", is the probability of the borrower not fulfilling his principal payment obligations and/or interest.

Management Proposal | Ordinary General Meeting - 29 April 2022

PD is measured using a one-year time horizon in the case of stage 1 operations, as well as by the lifetime of the asset (stages 2 and 3); i.e. quantifies the probability of the borrower incurring default. The loan will be deemed delinquent if the principal or interest is due for ninety days or more or the loan is pending, but there are doubts as to the solvency of the pay-off (subjective dubious assets).

•   Loss by default, or "LGD - Loss Given at Default", is the loss arising in the event of default.

The LGD calculation is based on net write-offs of defaulted loans, taking into account the guarantees associated with loans, revenue and expenses associated with the recovery process and also the time of default.

•   Loss identification period, or "LIP - Loss identification period," is the period of time between the occurrence of a loss event and the identification of evidence of that loss. In other words, it represents the time horizon from the occurrence of credit loss to the effective confirmation of such loss.

In addition, before defaulting on overdue loans (which is done only after we exhaust all recovery efforts and after approximately 360 days of delay), full provision is made for the remaining outstanding amount of the loan so that the provision for loan losses fully covers the losses. Thus, we understand that our loan loss provision methodology has been developed to match our risk metric and capture loans that could potentially decrease recoverable value.

iii.Debt instruments or Equity instruments classified as financial assets measured at fair value through Other Comprehensive Results

The difference between the amortized cost and fair value of debt instruments or Equity instruments classified as financial assets measured at fair value through Other Comprehensive Results are recorded in shareholders' equity under the heading "Other Comprehensive Results".

When there is objective proof that the differences mentioned above are due to the loss considered by the decline in fair value due to non-recovery, they are no longer recognized in shareholders' equity and are reclassified to the consolidated statement of income by the cumulative value on that date. Losses considered permanent in return for an investment in equity instruments are not reversed in subsequent periods.

IX.Committed operations

Purchases (sales) of financial assets based on a non-optional fixed-price resale (repurchase) contract are recognized in the consolidated balance sheet as investments (borrowings) in committed transactions, based on the nature of the debtor (lender), under the heading "Cash and reserves at the Central Bank of Brazil", "Loans and other amounts with credit institutions" or "Loans and advances and clients", ("Deposits of the Central Bank of Brazil", "Deposits of credit institutions" or "Deposits of customers").

Management Proposal | Ordinary General Meeting - 29 April 2022

Differences between buy and sell prices are recognized as interest over the term of the contract.

X.Leasing accounting

i.Financial leases

Financial leases, until December 31, 2018, are leases that transfer to the lessee substantially all the risks and benefits associated with the ownership of the leased asset. From 1 January 2019, see note 1.c.1. financial statements.

When the consolidated entities act as lessors of an asset, all types of financial leases have guaranteed residual values, and the sum of the present value of the payments to be received from the lessee in relation to the leasing plus the guaranteed residual value – which is the exercise price of the option to purchase the lessee at the end of the lease term is recognized as a loan to third parties and, therefore included in the heading "Financial assets measured at amortized cost" in the consolidated balance sheet.

The financial revenue resulting from these contracts is credited to the account "Interest income and similar" in the consolidated income statement in order to achieve a constant rate of return on the lease term.

XI.Non-current assets held for sale

Non-current assets held for sale include the book value of individual items, or disposal groups or items that are part of a business unit intended for disposal ("Discontinued Operations"), the sale of which in its current condition is highly likely and the occurrence of which is expected within one year. Real estate or other non-current assets received by consolidated entities in total or partial liquidation of the payment obligations of their debtors are considered as non-current assets intended for sale through the execution of auctions in which they normally take place within one year.

Non-current assets held for sale are measured at what is lower between fair value minus the cost of sale and book value on the date they are classified in this category. These assets are not depreciated.

Losses due to a reduction in recoverable value with an asset or disposal group as a result of a reduction in its book value to fair value (minus sales costs) are recognized in "Income from disposal and expenses with non-current assets held for sale not classified as discontinued operations" in the consolidated income statement. Gains with a non-current asset destined for sale arising from subsequent increases in fair value (minus sales costs) increase its book value and are recognized in the consolidated income statement up to the amount equivalent to losses due to reduction to recoverable value previously recognized.

Management Proposal | Ordinary General Meeting - 29 April 2022

XII.Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets at the end of the 2020, 2019 and 2018 financial statements is reported in note 43-d of our Financial Statements.

XIII.Tangible asset

Tangible assets includethe value of buildings, land, furniture, vehicles, computer equipment (hardware) and other utensils owned by the Bank, including tangible assets received by us in the total or partial liquidation of financial assets representing accounts receivable from third parties, intended to be maintained for continuous use, and tangible assets acquired on the basis of financial leases, being presented at acquisition cost minus the respective accumulated depreciation and any losses due to reduction to recoverable value (net book value greater than recoverable value).

Depreciation is calculated by the linear method, based on the cost of acquiring the assets minus their residual value. The land on which the buildings and other structures are located have an indefinite useful life and are therefore not depreciated.

The depreciation expense of the tangible asset is recognized in the consolidated income statement and calculated basically using the following depreciation rates (based on the average estimated useful life of the different assets):

Yearly rate

Buildings for your own use	4%
Mobile	10%
Utensils	10%
Office and computer equipment	20%
Improvements in third-party properties	10% or until the expiration of the contract

We evaluate at the end of each period if there is any indication that the items of tangible assets may present a loss in their recoverable value, that is, an asset that presents the book value above the realization value, either by use or sale.

Once a reduction in the recoverable value of the tangible asset is identified, it is adjusted until it reaches its realization value through the accounting recognition of a loss by reduction in its recoverable value recorded in "Losses on other (net) assets". Additionally, the depreciation value of said asset is recalculated in such a way as to adjust the value of the useful life of the asset.

Management Proposal | Ordinary General Meeting - 29 April 2022

In case of evidence or indication of recovery of the value of a tangible asset, we recognize the reversal of the non-recovery loss recorded in previous periods and must adjust future depreciation expenses according to the value of the useful life of the asset. Under no circumstances could the reversal of a non-recovery loss of an asset increase its book value above the amount it would have if no loss for non-recovery had been recognized in previous years.

Conservation and maintenance expenses relating to own-use property assets are recognized as expenses in the period in which they are incurred.

XIV.Intangible assets

Intangible assets represent identifiable non-monetary assets (separable from other assets) without physical substance resulting from internally developed business combinations or software , with a determined or undetermined useful life. Only assets whose cost can be reliably estimated and from which consolidated entities consider it likely that future economic benefits will be generated are recognized.

Intangible assets are initially recognized at the cost of acquisition or production and are subsequently measured deducted from any accumulated amortization and any losses due to reduction to recoverable value.

i.Goodwill

In the acquisition of investment in subsidiaries, any difference between the cost of the investment and the investor's share of the net fair value of the identifiable contingent assets, liabilities and liabilities of the investee (controlled or affiliated) is accounted for in accordance with IFRS 3, "Business Combination".

Goodwill is recognized only when the amount of the loan acquired from the invested exceeds the fair value at the date of acquisition, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of the acquired entity's assets that cannot be identified individually and recognized separately.

Annually or whenever there is any indication of loss to recoverable value, goodwill is tested for impairment purposes and if there is any loss, goodwill is lowered with recognition as Losses with other assets (net) - Other intangible assets in the Consolidated Statement of Income.

The adjustments to the net fair value of the assets, liabilities and identifiable contingent liabilities of the invested in relation to its book value are allocated individually to the identifiable assets acquired and to the assumed liabilities that compose it based on their respective fair values at the date of purchase.

Management Proposal | Ordinary General Meeting - 29 April 2022

In the case of a business combination carried out in stages, the previous interest in the acquired at fair value is measured again on the date of acquisition, which is obtained by the control of this acquired.

ii.Other intangible assets

It is an identifiable non-monetary asset without physical substance. It is primarily due to software development as well as acquisition of rights that are capable of generating economic benefits for us. They may have a defined or undefined term characteristic.

Other intangible assets are considered to have an indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no predictable limit to the period over which the asset is expected to generate cash inflows for us, or a finite useful life, in all other cases.

Intangible assets with indefinite useful life are not amortized: at the end of each period we revised the classification as undefined useful life, maintained this classification these are subject to the annual tests of reduction to recoverable value (IAS36).

Intangible assets with defined useful life are amortized over this useful life using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under the heading "Depreciation and amortization" in the consolidated income statement.

We evaluate at the end of each period if there is any indication that the items of intangible assets may present a loss in their recoverable value, that is, an asset that presents the book value above the realization value. Identifying any reduction in recoverable value, this is adjusted until it reaches its realization value.

The measurement of the recoverable value of other intangible assets - software is performed based on the value in use, as well as the analysis of the discontinuity of the asset in relation to our activities.

Software acquisition and development expenses are amortized for a maximum of 5 years.

XV.Other assets

It includes the balance of all advances and accrued income (excluding accrued interest), relationship with acquired customers, the net value of the difference between pension plan obligations and the value of plan assets with balance in favor of the entity, if the net amount is to be disclosed in the consolidated balance sheet, and the value of any other amounts and assets not included in other items.

Management Proposal | Ordinary General Meeting - 29 April 2022

We use the value in use of customer relationships as a basis for measuring recoverable value, since it is not reasonably possible to determine the net selling value, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction on a commutative basis, between knowledgeable and interested parties. The amount in use of acquired customer relationships related to the purchase of "payrolls" is determined individually. An analysis is prepared by the business areas that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the book value, verifying whether or not there is a need for loss recording for non-recoverability.

XVI.Liabilities for insurance contracts

Liabilities for insurance contracts are composed substantially of mathematical provisions of benefits to be granted and granted (PMBaC and PMBC). Insurance contracts are contracts where we accept a significant risk, other than financial risk, of an insured person agreeing to compensate the beneficiary in the event of uncertain future events where the beneficiary will be adversely affected.

Insurance liabilities are recognized when the contract is registered and the premium is charged. Contracts that are classified as insurance are not subsequently reclassified. The liability is lowered when the contract ends or is cancelled.

All valuation methods used by our subsidiary are based on the general principles that the book value of net liabilities must be sufficient to meet any foreseeable obligation resulting from insurance contracts. Investment assumptions are also determined by the local regulatory body and based on the future expectation of our Management. In the latter case, the anticipated return on future investment is defined by our Management considering the information of available markets and economic indicators. A significant premise related to the estimate of gross profit in variable annuities is the annual rate of long-term growth of the underlying assets.

Tests are performed to verify that the mathematical provisions are appropriate for each exercise.

In the years ended December 31, 2020, 2019 and 2018, as determined by IFRS 4 - Classification of Contracts and subsequent changes, the adequacy of the technical provisions constituted was evaluated through the Liability Adequacy Test (TAP).

On December 31, 2020, TAP indicated the need for additional constitution of technical provisions of R$ 285,554 (12/31/2019 - R$357,539 and 12/31/2018 - R$215,754) for benefit guarantee fund (FGB) plans.

Management Proposal | Ordinary General Meeting - 29 April 2022

       XVII.Provisions for judicial and administrative proceedings, commitments and other provisions

We and our subsidiaries are party to judicial and administrative proceedings of a tax, labor and civil nature, arising from the normal course of their activities.

Provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object of challenge is their legality or constitutionality, which, regardless of the assessment of the probability of success, have their amounts fully recognized in the financial statements.

The provisions are revalued on each balance sheet date to reflect the best current estimate and can be fully or partially reversed or reduced when the outflows of resources and obligations pertinent to the process are no longer likely, including the decay of legal deadlines, the final transit of proceedings, among others.

Judicial and administrative provisions are constituted when the risk of loss of legal or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of internal and external legal advisors and the best available information. For processes whose risk of loss is possible, provisions are not constituted and the information is disclosed in the explanatory notes and for processes whose risk of loss is remote is not required for disclosure.

Contingent assets are not recognized accountingly, except when there are real guarantees or favorable court decisions, on which no more resources are appropriate, characterizing the gain as virtually certain. Contingent assets likely to succeed, when existing, are only disclosed in the financial statements.

In the case of final judgments favorable to us, the partner has the right, if met specific legal requirements, to file a rescission action within a period determined by the legislation in force. Rescission shares are considered new shares and will be evaluated for the purposes of contingent liabilities if, and when, they are filed.

XVIII.Other obligations

Other obligations include the balance of all provisioned expenses and deferred income, excluding accrued interest, and the amount of any other obligations not included in other categories.

XIX.Stock-based compensation

We have long-term compensation plans with conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the term; (2) performance conditions, the amount of shares to be delivered to each participant will be determined according to the result of the measurement of a performance parameter: comparison of the Total Return on Shareholder (RTA) of the Santander Conglomerate with the RTA of the Group's main global competitors and (3) market conditions, since some parameters are conditioned to the market value of our shares. We measure the fair value of the services provided by reference to the fair value of the equity instruments granted on the date of the concession, taking into account the market conditions for each plan when estimating the fair value.

Management Proposal | Ordinary General Meeting - 29 April 2022

Settlement in Shares

We measure the fair value of the services provided by reference to the fair value of the equity instruments granted on the date of the concession, taking into account the market conditions for each plan when estimating fair value. In order to recognize staff expenses in return for capital reserves over the period of validity, how services are received, we consider the treatment of service conditions and recognize the amount for services received during the term, based on the best assessment of the estimate for the amount of equity instruments that are expected to be granted.

Cash Settlement

For payments based on shares settled in cash (in the form of appreciation of the shares), we measure the services provided and the corresponding liabilities incurred at fair value. This procedure consists of capturing the valuation of the shares between the date of grant and settlement. We reassess the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in the results of the period. In order to recognize personnel expenses in return for provisions in "salaries payable" throughout the term, reflecting how services are received, we record the total liability that represents the best estimate of the amount of appreciation right of the shares that will be acquired at the end of the term and recognize the value of the services received during the term, based on the best available estimate. Periodically, we analyze our estimate of the number of shares valuation rights that will be acquired at the end of the grace period.

XX.Recognition of revenues and expenses

The most significant criteria used by us to recognize your revenues and expenses are summarized below:

i.Income and expenses with interest and the like

Interest and similar income and expenses are generally recognized by the competency regime, using the effective interest rate method.

ii.Commissions, rates and similar items

Revenues and expenses of fees and commissions are recognized in the result using criteria that vary according to their nature (note 34 of our Financial Statements). The main criteria are as follows:

Management Proposal | Ordinary General Meeting - 29 April 2022

•                    Revenues and expenses of fees and commissions, relating to financial assets and financial liabilities measured at fair value in income, are recognized when paid;

•            Those resulting from transactions or services carried out over a period of time are recognized throughout the life of those transactions or services; and

•            Those relating to services provided in a single act are recognised when the implementation of that single act

iii.Non-financial income and expenses

They are recognized for accounting purposes by the competency regime.

iv.Deferred collections and payments

Recognized for accounting purposes for the amount resulting from the discount of expected cash flows at market rates.

v.Rates of loan agreements

Loan contract fees, particularly loan application and loan rates, are provisioned and recognized in the result over the term of the loan. In the case of loan collection fees, the portion relating to the associated direct costs incurred in the loan agreement is immediately recognised in the consolidated statement of income.

XXI.        Guarantees

i.Financial Guarantees

Financial guarantees are defined as contracts by which an entity undertakes to make specific payments on behalf of a third party if it does not, regardless of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

We initially recognize the commissions of financial guarantees as liabilities in the consolidated balance sheet at fair value, which is usually the present value of fees, commissions or interest payable from these contracts over the course of their term.

Financial guarantees, regardless of the assessment, instrumentation or other circumstances, are reviewed periodically for the determination of the credit risk to which they are exposed and, as the case may be, to consider whether a provision is required. Credit risk is determined by the application of criteria similar to those established for the quantification of losses due to reduction to recoverable value on debt instruments measured at amortized cost.

Management Proposal | Ordinary General Meeting - 29 April 2022

The provisions constituted for these transactions are recognized under the heading "Provisions for judicial and administrative proceedings, commitments and other provisions" in the consolidated balance sheet (note 22 of our Financial Statements).

If a specific provision is required for financial guarantees, the respective commissions to be appropriated are recognized under the heading "Financial liabilities at amortized cost – Other Financial Liabilities" in the consolidated balance sheet are reclassified to the appropriate provision.

ii.Guarantees and Credit Risk Mitigation Policy

Our practice is to control credit risks through the use of guarantees in our operations. Each business unit is responsible for credit risk management and formalizes the use of guarantees in its credit policies.

We use guarantees in order to increase our recoverability in operations subject to credit risk. The guarantees used may be fidejussórias, reais, legal structures with mitigation power and compensation agreements. Each year, we review our warranty policies to capture changes in the market, in the characteristics of collateralized assets and in asset conditions, these are examples of revised technical parameters.

Credit limits are continuously monitored and changed depending on customer behavior. Thus, the potential loss amounts represent a fraction of the available amount.

XXII.        Assets under management and investment and pension funds managed by the Company

Third-party assets managed by consolidated entities are not presented in the consolidated balance sheet body. Administration fees are included under the heading "Revenue from fees and commissions" in the consolidated income statement. Note 43-b of our Financial Statements contains information about the assets of third parties managed by the Bank.

Investment funds and pension funds managed by consolidated entities are not recorded in the consolidated balance sheet, as their assets are owned by third parties. The fees and commissions obtained during the exercise for the services provided by our entities to these funds (under management and custody services) are recognized under the heading "Revenue from tariffs and commissions" in the consolidated statement of income.

XXIII.        Post-employment benefits

Post-employment benefit plans comprise our commitments to: (i) complement the benefits of the public pension system; and (ii) medical assistance, in cases of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Management Proposal | Ordinary General Meeting - 29 April 2022

Defined contribution plans

Defined contribution plan is the post-employment benefit plan by which we and our subsidiaries as sponsoring entity pay fixed contributions to a pension fund, and you have no legal obligation to pay additional contributions if the fund does not have sufficient assets to honor all benefits relating to services provided during the current period and in previous periods.

Contributions made to this effect are recognized as "Interest and similar expenses" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan that is not a defined contribution plan and is presented in note 21 of our Financial Statements. For this type of plan, the obligation of the sponsoring entity is to provide the benefits agreed with employees, assuming the potential actuarial risk that the benefits will cost more than expected.

For defined benefit plans, the latest version of IAS 19 - Employee Benefits established fundamental changes in the accounting and disclosure of post-employment benefits such as the removal of the corridor mechanism in the register of the obligation of the plans, as well as changes in the criterion of recognition of the interest on the assets of the plans (valuation based on the discount rate of the actuarial obligation).

Additionally, there is full account recognition of liabilities when unrecognized actuarial losses (actuarial deficit) occur, in return for equity account ("Other Comprehensive Results").

Key Definitions

-   The present value of the defined benefit obligation is the present value without the deduction of any plan assets, the expected future payments required to settle the obligation resulting from the employee's service in the current and past periods.

-   Deficit or surplus is: (a) the present value of the defined benefit obligation; (b) the fair value of the plan's assets.

-   The sponsoring entity may recognize the plan assets in the balance sheet when they meet the following characteristics: (i) the fund's assets are sufficient to comply with all benefit obligations to the employees of the plan or sponsor; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for benefits already paid to employees.

-   Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from: (a) adjustments by experience (effects of differences between the actuarial assumptions adopted and what actually occurred); and (b) effects of changes in actuarial assumptions.

Management Proposal | Ordinary General Meeting - 29 April 2022

-   Current service cost is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period.

-   The cost of the service passed, is the change in the present value of the benefit obligation defined by service provided by employees in previous periods, resulting from a change in the plan or reduction in the number of employees covered.

Post-employment benefits are recognized in the result on the interest and similar and similar (net) expense lines.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting entity, at the end of each fiscal year with effect for the subsequent period.

XXIV.        Other long-term employee benefits

Other long-term employee benefits, defined as obligations to early retirement beneficiaries - considered as those who no longer provide services to an entity, but who, without being legally retired, continue to have economic rights in relation to the entity until they acquire the legal status of retirees - bonuses for time for accounting purposes, as the case may be, in the manner previously established for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 21 of our Financial Statements).

XXV.        Shutdown Benefits

Shutdown benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that the implementation of the plan has begun, its main features have been publicly announced, or objective facts relating to its implementation have been disclosed.

XXVI.        Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Security Financing Contribution (COFINS)

The income tax expense is obtained through the sum of income tax, social contribution, pis and cofins. Income Tax and current Social Contribution stem from the application of the respective rates on real profit, and the PIS and COFINS rates applied on the respective calculation basis provided for in the specific legislation, also added to the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate for banks of any kind was raised from 15% to 20% effective march 1, 2020, pursuant to Article 32 of Constitutional Amendment 103, published on November 13, 2019.

Management Proposal | Ordinary General Meeting - 29 April 2022

The IRPJ charge is calculated at the rate of 15%, plus the additional 10%, applied on the profit, after making the adjustments determined by the tax legislation. The CSLL is calculated at the rate of 15% for financial institutions and private insurance legal entities and those of capitalization and 9% for other companies, incident on profit, after considering the adjustments determined by the tax legislation. The CSLL rate for banks of any kind was raised from 15% to 20% effective march 1, 2020, pursuant to Article 32 of Constitutional Amendment 103, published on November 13, 2019.

The expense of corporate income tax - IRPJ is recognized in the consolidated statement of income, except when it results from a transaction recognized directly in shareholders' equity, in which case the tax effect is also recognized in shareholders' equity.

Income tax expense is calculated as the sum of current tax resulting from the application of the appropriate rate to the actual profit for the year (net of any deductions allowed for tax purposes) and the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Currents" are tax amounts to be recovered in the next 12 months.

Tax liabilities includethe value of all tax liabilities (except provisions for taxes), classified as "Currents" - amount payable in relation to income tax on actual income for the year and other taxes in the next 12 months.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recover on differences between the book values of the assets and liabilities and their respective calculation bases, and accumulated tax credits and losses. These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered likely that consolidated entities will have sufficient future taxable profits against which deferred tax assets can be used, and deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in an operation that does not affect either actual profit or accounting profit. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered likely that consolidated entities will have sufficient future taxable profits against which they can be used.

Due to the change in the CSLL rate, the group companies remeasured their tax assets and liabilities deferred at the rates applicable to the period in which the asset stake and the liquidation of the liabilities are estimated.

Management Proposal | Ordinary General Meeting - 29 April 2022

Revenues and expenses recognized directly in shareholders' equity are recorded as temporary differences.

Recognized deferred tax assets and liabilities are revalued on the date of each balance sheet in order to determine whether they still exist, making the appropriate adjustments based on the findings of the analyses carried out.

The expectation of realization of our deferred tax assets is based on projections of future results and based on technical study, as demonstrated in note 23 of our Financial Statements.

The social integration program - PIS and the Contribution to the Financing of Social Security - COFINS are calculated at the combined rate of 4.65% on certain revenues and gross expenses. Financial institutions may deduct certain financial expenses in determining the basis for calculating PIS and COFINS. PIS and COFINS are considered as a profit component (net of certain revenues and expenses); therefore, and according to IAS 12, they are accounted for as income tax.

• IFRIC 23 - Published in June 2017 by iASB, IFRIC 23 - Uncertainty on the Treatment of Income Tax on Profits has mandatory application from January 1, 2019 and aims to clarify procedures for the application of the recognition and measurement requirements established in IAS 12 Taxes on Profit when there is uncertainty as to the treatment to be adopted for taxes on profit.

We performed analyses on the procedures already adopted for the accounting and presentation of income tax in relation to the content of IFRIC 23 and it was possible to conclude that there are no impacts on the related measurements or disclosures.

XXVII        . Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows with the following meanings:

•   Cash flows: cash inflows and outflows and cash equivalents, which are high liquidity financial investments subject to an insignificant risk of changes in value and usually maturing about three months or less from the original acquisition date.

• Operational activities: the main revenue-generating activities of financial institutions and other activities that are not financing or investment activities.

• Investment activities: the acquisition and sale of long-term realisables and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the amount and composition of shareholders' equity and liabilities that are not operating activities.

In preparing the consolidated statement of cash flows, high liquidity financial investments with negligible risk of changes in their values were classified as "Cash and cash equivalents". We classify as cash and cash equivalents the balances recorded in the items "Cash and reserves at the Central Bank of Brazil" and "Loans and other amounts with credit institutions" in the consolidated balance sheet, except for restricted use resources and long-term operations.

Management Proposal | Ordinary General Meeting - 29 April 2022

The interest paid and received corresponds to our operational activities.

10.6. Directors shall describe the relevant items not evidenced in the issuer's financial statements, indicating:

a. assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet, such as:

i. operating market leases, assets and liabilities

As of December 31, 2021, we owned leased properties, mainly used as agencies, based on a standard contract, which can be cancelled at our will and includes the right of renewal option and adjustment clauses, framed in the concept of operational lease. The total future minimum payments for non-cancelable operating market leases as of December 31, 2021 is R$2. 318 million, of which R$716 million in up to 1 year, R$1. 421 million between 1 and 5 years and R$ 181 million over 5 years. Additionally, we have contracts with an indefinite term, in the amount of R$ 801,000 corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in 2021, were r$369 million.

The rental contracts will be adjusted annually, according to current legislation, and the highest percentage is according to the variation of the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate this contract at any time, in accordance with contractual clauses and legislation in force.

ii. portfolios of receivables downloaded on which the entity maintains risks and liabilities, indicating their liabilities

Not applicable, as there are no assets of this nature outside the balance sheet.

iii. future purchase and sale contracts for products or services

Not applicable, as there are no assets of this nature outside the balance sheet.

iv. unfinished construction contracts

Not applicable, as there are no assets of this nature outside the balance sheet.

v. contracts for future financing receipts

Not applicable, as there are no assets of this nature outside the balance sheet.

Management Proposal | Ordinary General Meeting - 29 April 2022

b. other items not evidenced in the financial statements

We offer a number of guarantees for our clients to improve their credit position and allow them to be able to compete. As required, the "Maximum potential value of future payments" represents the listed amounts that could be lost if there was total default of the endorsed parties, without considering possible recoveries of guarantees held or provided, or recoveries on appeal.

There is no relationship between these values and the probable losses on these guarantees.

In fact, the "Maximum potential value of future payments" significantly exceeds the inherent losses.

The following table presents all guarantees as at 31 December 2021, 2020 and 2019.

In millions of Reais	2021	2020	2019

Maximum potential value of future payments

Contingent liabilities
Guarantees and other guarantees	49.392	45.930	41.870
Financial guarantees	33.193	32.447	29.397
Performance guarantees	1.168	990	1.009
Financial letters of credit	14.991	12.408	11.388
Other	41	55	76
Other contingent exposures	4.029	2.352	2.443
Documentation credits	4.029	2.352	2.443
Total contingent liabilities	53.420	48.282	44.313

The investment funds that are under our management and that are not recorded in our balance sheet are detailed in the table below:

In thousands of Reais	2021	2020	2019
Funds under management	2.770	2.716	2.035
Total	2.770	2.716	2.035

Finally, we have in our custody debt securities and third-party securities in the total amount of R$37. 998 million in 2021, R$35,519 million in 2020 and R$27,284 million in 2019.

Management Proposal | Ordinary General Meeting - 29 April 2022

10.7. For each of the items not highlighted in the financial statements indicated in item 10.6., the directors should comment:

a. how such items change or may alter the Company's revenues, expenses, operating income, financial expenses or other items in the Company's financial statements

There are no additional effects to be evidenced other than those presented in Section 10.6 of this document.

b. nature and purpose of the operation

There are no additional effects to be evidenced other than those presented in Section 10.6 of this document.

c. nature and amount of the obligations assumed and the rights generated in favor of the Company as a result of the

There are no additional effects to be evidenced other than those presented in Section 10.6 of this document.

10.8. Directors should indicate and comment on the main elements of the Company's business plan, specifically exploring the following topics:

a. investments, including:

i. quantitative and qualitative description of ongoing investments and planned investments

Our main capital expenditures are composed of investments in information technology. Our information technology platform focuses on its customers and supports our business model. In the years 2021, 2020 and 2019, the total investments in information technology were R$1. 906 million, R$1,432 million and R$1,858 million, respectively.

In 2021, 2020 and 2019, we carried out significant transformations in its operations and technological infrastructure, through the implementation of several modern solutions in the areas of Artificial Intelligence (Machine Learning, AIOPs), Micro Services, BPM, Block Chain, Cyber Insurance, Facial Recognition, MultiCloud, among others. The application of these new technologies has improved our interaction with our customers, allowing us to offer solutions in credit, consortium, payroll credit, insurance, private banking, cards, payments, agribusiness, investments to better meet the needs of customers. We also continue to invest in our physical distribution network (agencies, PABs and PAEs), including: biometric identification for corporate customers, digital purchase and payment in return, among other initiatives.

Within the scope of the physical service (Branches, PABs and PAEs), applying new features, including: biometrics for PJ customers in card transactions, purchase and payment of exchanges for digital treasure, single line administration for a more efficient organization of the service and recognition of preferred customers in the totem of agencies, seeking greater security, agility and customization of services.

Management Proposal | Ordinary General Meeting - 29 April 2022

ii. sources of financing of investments

The sources of financing of the investments mentioned above is mainly the cash flow of operating activities. Ongoing investments consist mainly of investments in technology.

iii. relevant ongoing dwellers and planned disinvestments

The main disinvestment in the last three fiscal years were the sale of CIBRASEC in 2019 and the sale of Super Payments in 2020, as described in item 10.3 b above.

b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that must materially influence the company's productive capacity.

Please refer to the information available in item 10.3 - b, above.

c. new products and services, indicating:

i. description of ongoing research already disclosed

Not applicable.

ii. total amounts spent by the Company in research for the development of new products or services

Not applicable.

iii. projects under development already disclosed

Not applicable.

iv. total amounts spent by the Company in the development of new products or services

Not applicable, as the amounts spent on the development of new products or services are considered in item 10.8.a (i) above.

10.9. Comment on other factors that have materially influenced operational performance and that have not been identified or commented on the other items in this section

The balance of amounts spent on other administrative expenses for 2021 was R$8,291 million, of which R$2,184 million is attributed to technical services and R$2,474 million is attributed to system maintenance expenses.

The composition of the balance of other administrative expenses for the years 2021, 2020 and 2019 is described in the table below:

Management Proposal | Ordinary General Meeting - 29 April 2022

In Thousands of Reais	2021	2020	2019
Property, fixtures and supplies	889,077	743,580	748,196
Technology and systems	2,474,348	2,355,310	2,058,619
Advertising	621,425	654,175	712,855
Communications	353,271	648,856	472,873
Per diems and travel expenses	71,840	68,922	140,016
Taxes other than income tax	202,440	280,098	112,012
Surveillance and cash courier services	597,946	594,953	630,585
Insurance premiums	22,374	16,620	34,778
Specialized and technical services	2,184,139	2,171,460	2,172,567
Technical reports	355,343	319,814	360,990
Other specialized and technical services	1,828,795	1,851,646	1,811,577
Other administrative expenses (1)	873,857	709,504	531,311
Total	8,290,717	8,243,478	7,613,812
(1) In December 31,2021, includes mainly Data Processing Expenses in the balance of R$ 160,716 (2020 – R$ 176,105 and 2019 – R$ 67,724), Services Expenses in the balance of R$ 51,689 (2020 – income of R$ 27,751 and 2019- R$ 87,199), Expenses with Benefit Guarantor Fund – FGB R$ 3,864 (2020 – R$ 8,478 and 2019 – R$ 34,996) and Recovery of Charges and Expenses R$ 378,604 (2020 – R$ 212,850 and 2019 – R$ 92,408).

There is no other information pertaining to this topic that we deem relevant that is not described in the other items in Section 10.

Management Proposal | Ordinary General Meeting - 29 April 2022

EXHIBIT III:
BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR (Pursuant to item II of the sole paragraph of article 9, Annex 9-1-II to CVM Instruction 481)

1. Inform the net profit for the fiscal year

The net profit for the fiscal year 2021 was R$ 14,995,509 thousand in the individual financial statements, and R$ 14,987,716 thousand in the consolidated statement.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on equity that has already been declared

In 2020, the Board of Directors has approved the payment of Interest on Equity to our shareholders in the amount of R$ 3,649 million, and dividends, in the amount of R$ 7,100 million, ad referendum of the ordinary general meeting. These amounts were approved on April 27, 2021, July 27, 2021, October 26, 2021, December 28, 2021 and February 1, 2022, as shown in the table below in summarized form:

2021 fiscal year	Deliberation Date	Gross Amount (in R$ k)	Gross Amount per Share (in R$)			Net amount per Share (in R$)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interim Dividends	04/27/21	2,800,000	0.35744877	0.39319365	0.75064242	0.35744877	0.39319365	0.75064242	06/02/21
Interim Dividends	10/26/21	3,000,000	0.38298083	0.42127891	0.80425974	0.38298083	0.42127891	0.80425974	12/03/21
Interest on Equity declared	02/01/22	1,300,000	0.16595317	0.18254849	0.34850166	0.16595317	0.18254849	0.34850166	03/04/21
Interest on Equity declared	07/27/21	3,400,000	0.43404494	0.47744943	0.91149437	0.36893820	0.40583202	0.77477021	09/03/21
Interest on Equity declared	12/28/21	249,000	0.03178685	0.03496553	0.06675238	0.02701882	0.02972070	0.05673952	02/03/22
	Total	10,749,000	1.37221456	1.50943601	2.88165057	1.30233979	1.43257377	10,749,000

3. Inform the net profit percent for the distributed fiscal year

In the fiscal year 2021, 75.45% of the Company’s net profit was distributed, after allocation to the legal reserve, according to individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Central Bank and CVM standards as demonstrated below.

Description	2021	2020	2019
Net Profit	14,995,509	14,056,148	14,089,180
(-) Legal Reserve	749,775	702,807	704,459
(=) Adjusted Net Income for Dividend purposes (i)	14,245,734	13,353,341	13,384,721
Mandatory Minimum Dividend (25%)	3,561,433	3,338,335	3,346,180
Interest on Equity (JCP)	3,649,000	3,325,000	4,010,000
Anticipated Dividends	7,100,000	512,085	6,790,000
Total (JCP + Dividends) (ii)	10,749,000	3,837,085	10,800,000
Dividend Higher than Mandatory Minimum	7,187,567	0	7,453,820
% net profit for the distributed dividends (ii) / (i)	75.45%	28.74%	80.69%

Management Proposal | Ordinary General Meeting - 29 April 2022

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

In 2021, no dividends based on profit from previous fiscal years were approved.

5. Inform, minus anticipated dividends and interest on net equity that has already been declared:

a. the gross dividend value and interest on net equity, in segregated form, by the action of each kind and class

In 2021, Interest on Equity the amount of R$ 3,649 million and dividends in the amount of R$ 7,100 million, as mentioned in item 2 above, were declared in advance. After deducting these amounts, there were no other declaration of dividends and/or interest on equity referring to net profits for the year 2021.

b. the form and the deadline for payment of dividends and interest on net equity

Not applicable

c. possible incidence of update and interest on the dividends and interest on net equity

Not applicable

d. declaration date for dividend payment and interest on net equity considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on net equity on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. informs the amount of dividends or interest on net equity that has already been declared

b. informs the date of the respective payments

Regarding the year 2021, the Company, through its Board of Directors, approved ad referendum of the annual general shareholders' meeting to be held until April 30, 2022, the proposal of the Executive Board, regarding the declaration of the following earnings:

• Interim Dividends, pursuant to article 37, item II, of the Company's Bylaws, in the amount of BRL 2,800,000,000.00 (two billion, eight hundred million reais) calculated based on the balance sheet as of March 31, 2021, equivalent to R$0.35744877 per common share, R$0.39319365 per preferred share and R$0.75064242 per Unit.

Management Proposal | Ordinary General Meeting - 29 April 2022

Shareholders who were registered in the Company's records at the end of May 7, 2021 were entitled to the aforementioned Interim Dividends approved at the meeting of April 27, 2021. Thus, as of May 10, 2021 (inclusive) , Santander Brasil shares started to be traded “ex-dividends”. Interest on equity was paid on June 2, 2021.

• Interest on Equity, Interest on Equity, pursuant to articles 17, item XVIII and 37, § 2 of the Company's Bylaws, in the gross amount of R$ 3,400,000,000.00, equivalent to R$ 0, 43404493761 per common share, R$ 0.47744943137 per preferred share and R$ 0.91149436899 per Unit, which, after deducting the amount related to the Withholding Income Tax (“IRRF”), in accordance with the legislation in force, imported the net amount equivalent to R$0.36893819697 per common share, R$0.40583201667 per preferred share and R$0.77477021364 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of August 4, 2021 were entitled to the aforementioned interest on equity approved at the meeting of July 27, 2021. Thus, as of August 5, 2021, 2021 (inclusive), the shares of Santander Brasil started to be traded “ex-interest on equity”. Interest on equity was paid on September 3, 2021.

• Interim Dividends, pursuant to article 37, items I and II of the Company's Bylaws, in the amount of R$ 3,000,000,000.00, based on the profit for the year calculated up to the balance sheet of September 30, 2021, equivalent to R$0.38298082731 per common share, R$0.42127891003 per preferred share and R$0.80425973734 per Unit. Shareholders who were registered in the Company's records at the end of November 4, 2021 (inclusive) were entitled to the aforementioned interest on equity and interim dividends approved at the meeting of October 26, 2021. Thus, as of November 5, 2021 (inclusive), the shares of Santander Brasil began to be traded “ex-dividends”. Dividends were paid on December 23, 2021.

• Interest on Equity, pursuant to articles 17, item XVIII and 37, § 2 of the Company's Bylaws, in the gross amount of R$ 249,000,000.00, equivalent to R$ 0.03178684696 per common share, R$ BRL 0.03496553166 per preferred share and BRL 0.06675237862 per Unit, which after deducting the amount related to the Withholding Income Tax (“IRRF”), pursuant to the legislation in force, imported the net amount equivalent to BRL 0.02701881992 per common share, R$0.02972070191 per preferred share and R$0.05673952183 per Unit, with the exception of immune and/or exempt shareholders.

Shareholders who were registered in the Company's records at the end of January 7, 2022 (inclusive) were entitled to the aforementioned interest on equity and interim dividends approved at the meeting of December 28, 2021. Thus, as of January 10, 2022 (inclusive), the shares of Santander Brasil began to be traded “ex-interest on equity”. Interest on equity and dividends were paid on February 3, 2022.

• Interim Dividends in the amount of BRL 1,300,000,000.00 pursuant to Art. 37, items I and II, of the Company's Bylaws, calculated based on the balance sheet as of December 31, 2021, equivalent to BRL 0.16595317205 per common share, BRL 0.18254848926 per preferred share and BRL 0.34850166131 per Unit.

Management Proposal | Ordinary General Meeting - 29 April 2022

Shareholders who were registered in the Company's records at the end of February 10, 2022 (inclusive) were entitled to the aforementioned interim dividends approved at the meeting of February 2, 2022. Thus, as of February 11, 2022 (inclusive), the shares of Santander Brasil began to be traded “ex-dividends”. Dividends were paid on March 4, 2022.

Below is a summary of dividends and interest on equity anticipated in 2021:

2021 fiscal year	Deliberation Date	Gross Amount (in R$ k)	Gross Amount per Share (in R$)			Net amount per Share (in R$)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interim Dividends	04/27/21	2,800,000	0.35744877	0.39319365	0.75064242	0.35744877	0.39319365	0.75064242	06/02/21
Interim Dividends	10/26/21	3,000,000	0.38298083	0.42127891	0.80425974	0.38298083	0.42127891	0.80425974	12/03/21
Interest on Equity declared	02/01/22	1,300,000	0.16595317	0.18254849	0.34850166	0.16595317	0.18254849	0.34850166	03/04/21
Interest on Equity declared	07/27/21	3,400,000	0.43404494	0.47744943	0.91149437	0.36893820	0.40583202	0.77477021	09/03/21
Interest on Equity declared	12/28/21	249,000	0.03178685	0.03496553	0.06675238	0.02701882	0.02972070	0.05673952	02/03/22
	Total	10,749,000	1.37221456	1.50943601	2.88165057	1.30233979	1.43257377	10,749,000

7. Provide comparative table indicating the following values per share of each type and class

a. net profit for the fiscal year and the 3 (three) previous fiscal years

Description	2021	2020	2019
Net Profit (in R$ thousand)	14,995,509	14,056,148	14,089,180

Profit per share (in R$)
Ordinary Share	1.99979	1.87452	1.87893
Preferred Share	1.99979	1.87452	1.87893

Ordinary Share (in thousand)	3,818,695	3,818,695	3,818,695
Preferred Share (in thousand)	3,679,836	3,679,836	3,679,836

b. dividend and interest on equity distributed in three (3) previous fiscal years

2020 fiscal year	Deliberation Date	Gross Amount (in R$ k)	Gross Amount per Share (in R$)			Net amount per Share (in R$)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity declared	04/27/20	890,000	0.11371295	0.12508424	0.23879719	0.09665601	0.10632161	0.20297761	06/26/20
Interest on Equity declared	07/28/20	770,000	0.09837927	0.10821720	0.20659647	0.08362238	0.09198462	0.17560700	09/25/20
Interest on Equity declared	10/26/20	1,000,000	0.12776361	0.14053997	0.26830358	0.10859907	0.11945897	0.22805804	12/23/20
Interest on Equity declared	12/28/20	665,000	0.08496259	0.09345885	0.17842145	0.07221820	0.07944003	0.15165823	02/01/21
Interim Dividends	02/02/21	512,085	0.06542570	0.07196827	0.13739397	0.06542570	0.07196827	0.13739397	03/03/21
	Total	3,837,085	0.49024412	0.53926853	1.02951265	0.42652136	0.46917349	0.89569485

Management Proposal | Ordinary General Meeting - 29 April 2022

2019 fiscal year	Deliberation Date	Gross Amount (in R$ k)	Gross Amount per Share (in R$)			Net amount per Share (in R$)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity declared	03/29/19	1,000,000	0.12758528	0.14034380	0.26792908	0.10844748	0.11929223	0.22773972	0429/19
Interest on Equity declared	06/28/19	1,000,000	0.12763993	0.14040392	0.26804384	0.10849394	0.11934333	0.22783727	07/31/19
Interest on Equity declared	09/30/19	1,000,000	0.12766104	0.14042715	0.26808819	0.10851189	0.11936308	0.22787496	10/30/19
Interest on Equity declared	12/27/19	1,010,000	0.12896733	0.14186406	0.27083139	0.10962223	0.12058445	0.23020668	02/21/20
Interim Dividends	12/27/19	6,790,000	0.86701797	0.95371977	1.82073774	0.86701797	0.95371977	1.82073774	02/21/20
	Total	3,837,085	0.49024412	0.53926853	1.02951265	0.42652136	0.46917349	0.89569485

2018 fiscal year	Deliberation Date	Gross Amount (in R$ k)	Gross Amount per Share (in R$)			Net amount per Share (in R$)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity declared	03/27/18	600,000	0.07633038089	0.08396341898	0.16029379987	0.06488082376	0.07136890613	0.13624972989	26/04/18
Interim Dividends	06/26/18	600,000	0.07649556233	0.08414511856	0.16064068089	0.07649556233	0.08414511856	0.16064068089	27/07/18
Interest on Equity declared	09/28/18	600,000	0.07649851518	0.08414836669	0.16064688187	0.06502373790	0.07152611169	0.13654984959	26/10/18
Interest on Equity declared	12/28/18	2,880,000	0.36741489184	0.40415638103	0.77157127287	0.31230265806	0.34353292387	0.65583558194	26/02/19
Interim Dividends	12/28/18	1,920,000	0.24494326123	0.26943758735	0.51438084858	0.24494326123	0.26943758735	0.51438084858	26/02/19
	Total	6,600,000	0.841682611	0.925850873	1.767533484	0.763646043	0.840010648	1.603656691

8. In case there is allocation of profits to legal reserve

a. identify the amount intended for the legal reserve

Of the net profit for the fiscal year 2021, which totaled the amount of R$ 14,995,509 thousand, the value of R$ 749,775 thousand, equivalent to 5% of the net profits, was allocated in the legal reserve.

b. detail the legal reserve calculation method

Pursuant to Article 193 of the Brazilian Corporate Law, there is a requirement to establish the legal reserve to which 5% of the net income of each fiscal year must be allocated, until the total value of the reserve is equal to 20% of the share capital.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the calculation method for the fixed or minimum dividends

Not applicable.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

Management Proposal | Ordinary General Meeting - 29 April 2022

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the calculation method provided for in the Bylaws

The Company's Bylaws provide that an amount of not less than 25% of net income, minus the allocations for legal reserves and contingencies, shall be available for distribution in the form of dividends or Interest on Equity in any fiscal year.

b. inform whether it is being paid in full

In the fiscal year 2020 the mandatory dividend was fully paid as shown in the worksheet below:

Description	2021	2020	2019
Net Profit	14,995,509	14,056,148	14,089,180
(-) Legal Reserve	749,775	702,807	704,459
(=) Adjusted Net Income for Dividend purposes (i)	14,245,734	13,353,341	13,384,721
Mandatory Minimum Dividend (25%)	3,561,433	3,338,335	3,346,180
Interest on Equity (JCP)	3,649,000	3,325,000	4,010,000
Anticipated Dividends	7,100,000	512,085	6,790,000
Total (JCP + Dividends) (ii)	10,749,000	3,837,085	10,800,000
Dividend Higher than Mandatory Minimum	7,187,567	0	7,453,820

c. inform any amount withheld

There was no minimum mandatory dividend withholding

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

Management Proposal | Ordinary General Meeting - 29 April 2022

12. In case there is an allocation of results for contingency reserve

a. identify the amount intended for the reserve

There was no allocation of results for constituting contingency reserve in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount intended for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

The Company's Bylaws establish that, after deduction of the values intended for legal reserve and the mandatory dividends, is possible to allocate the remaining amounts from the adjusted net profit in the dividend equalization reserve, which may not exceed 50% of the Company’s share capital.

b. identify the amount intended for the reserve

In the profit allocation proposal for the year 2021, the remaining balance of this profit in the amount of R$ 4,796,733 thousand, after allocations to the legal reserve account, dividends and Interest on Equity, was allocated to the reserve account for equalization of dividends.

c. describe how the amount was calculated

It is the remaining profit balance for the fiscal year 2021, after allocations to the legal reserve account, to dividends and Interest on Equity.

Management Proposal | Ordinary General Meeting - 29 April 2022

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no profit retention in the Company, in accordance with the capital budget.

b. provide copy of capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount intended for the reserve

There was no allocation of results for constituting tax incentives reserve in the Company.

b. explain the nature of the allocation

Not applicable.

Management Proposal | Ordinary General Meeting - 29 April 2022

EXHIBIT IV:
ITEM 13 of Annex 24 of CVM Instruction 481

(Pursuant to item II of Article 12 to CVM Instruction 481)

13. Remuneration of the Executives

13.1. Describe the Policy or Practice of Remuneration of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees, and Audit, Risk, Finance and Remuneration Committees.

A.          Board of Directors

All members of our Board of Directors are entitled to a fixed compensation consisting of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board of Directors may also receive an annual variable remuneration for his/her duties performed, upon deliberation of the Remuneration Committee and the Board of Directors, and always within the global limit of the annual remuneration approved at the general meeting ordinary.

It is important to point out that, in the event that a member of the Board of Directors is also a member of our Audit Committee, pursuant to the applicable regulations and the Internal Regulations of the Audit Committee, such member must opt for the remuneration of one of the bodies. With regard to the other Advisory Committees, if one of the members or the Chairman of the Board of Directors becomes part of them, he will be entitled to the remuneration attributed as a member or Chairman of the Board.

B.	Board of Officers

The members of our Executive Board are entitled to: fixed compensation consisting of monthly payments, benefits, social security and variable compensation, always within the global limit of the annual compensation approved at the annual general meeting.

The variable remuneration will be paid considering the different deferral percentages, depending on the level of the variable remuneration received in the year (including the value of the Long-Term Incentive - ILP in the grant year, valued at the grant price), and observing the recovery clauses/ Malus and/or Clawback refund with the possibility of reduction and/or return of up to 100% of the value of the variable remuneration in the premises.

C.	Audit Committee

Our Audit Committee is composed of at least three and a maximum of six members appointed by the Board of Directors, among persons, members or not of the Board of Directors, who meet the legal and regulatory conditions required for the exercise of the position.

Management Proposal | Ordinary General Meeting - 29 April 2022

D.          Compensation, Nomination and Governance, Sustainability, and Risks and Compliance Committees - Advisory Committees.

The Board of Directors approves the fixed monthly compensation of the members of the Advisory Committees, and only those members who do not occupy the executive board will be able to pay this compensation.

The members of the Advisory Committee are not entitled to any other type of compensation or benefit.

a.           Goals of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the worldwide computer network where the document can be consulted.

The Company has a Compensation Policy approved by the Board of Directors meeting held on May 21, 2020.

The Compensation Policy of the Board of Directors seeks to ensure the following premises:

•	To ensure the interests alignments among the shareholders and the public with who the Company relates with, and
•	To promote the good performance of the Company and to ensure the shareholders interests by means a long-term commitment.

The purpose of the Executive Board compensation policy/practice is to support the company´s strategy, aiming to:

•	Promote the Company´s recurrent good performance and to assure the shareholders interest through the long-term compliance of the members of the Executive Board, create long-term value and be compatible with adequate, rigorous risk management and with long-term strategy, values and interests, as well as maintain a solid base capital through a long-term commitment by the members of the Executive Board;
•	To recognize the meritocracy, differentiating the individual contributions of the areas and the Company in the fulfillment of the objectives and in the execution of the strategies of the business, proposed by the Executive Board and approved by the Board of Directors, regardless of ethnicity, race, sex or any personal matter; and
•	To maintain the competitiveness of the compensation paid by the Company in a way that facilitates the attraction and retention of managers.

The compensation of the Audit Committee should be adequate to attract qualified, experienced professionals and recognize for the performance of their duties established in the bylaws.

Management Proposal | Ordinary General Meeting - 29 April 2022

b.	Breakdown compensation, appointing:

•	Description of the elements of compensation and the objectives of each of them

The remuneration of the Board of Directors is composed as follows:

•	Fixed Compensation: The fixed compensation is composed of monthly fees, based on market research data prepared by specialized external consultants, whose maximum overall value is approved annually at an ordinary general meeting. The fixed compensation aims at attracting and retaining professionals with the skills and experience necessary for the function.
•	Annual variable compensation (Programa Próprio Gestão - PPG): If a variable compensation is granted to the Chairman of the Board, the calculation of this variable compensation shall consider the individual performance, performance of the business units and performance of the institution as a whole. It shall consider the form of payment and the different percentages of deferral, according to the variable compensation level received in the year, and observe the Malus and/or Clawback clause with the possibility of reducing and/or returning up to 100% of the variable compensation amount under the estimated hypothesis. The objective of variable compensation is to mobilize and recognize, through meritocracy, the performance in the organization.
•	Benefits: We grant for the Independent Directors and for the Directors without position in Company´s Executive Board or in other company of Santander Group, benefits aligned with the size of the position and market practices, including medical, dental and life insurance. For the Chairman, in addition to these benefits, vehicles and drivers are also available, among others. For the expatriated members of the Board, we can also offer expatriation benefits such as rent payment, children's schools, housing expenses, among others. The benefits aim to attract and retain professionals with the skills and experience necessary for the function.
•	Private Pension Plan: Up to the present moment, the members of the Board of Directors that have not been holding executive positions are not entitled to private pension plan.
•	Share-based compensation: Up to the present moment no share-based compensation has been defined to the members that are part of this body.

The compensation of the Executive Board is composed of a fixed party and another variable, as detailed below:

•	Fixed Compensation: Fixed compensation is composed of the contractual salary of each executive. The salary is linked to the profile of the position held and has the corresponding level range as a reference. The individual salary also contemplates the history of performance and seniority of the occupants and is aligned with market practices, measured periodically through salary surveys done by specialized Advisory firms. The fixed compensation aims at attracting and retaining professionals with the skills and experience necessary for the position.

Management Proposal | Ordinary General Meeting - 29 April 2022

•	Benefits: Aligned with the size of the position occupied and market practices, including Medical Assistance, Dental Care and Life Insurance. For the CEO, in addition to these benefits, a car is also available for locomotion. Since March 2018, the automobile benefit or specific money for locomotion has been terminated for other executives, in alignment with market practices. The benefits aim to attract and retain professionals with the skills and experience necessary for the position.
•	Private Pension Plan: Pension Plans are a financial planning tool, aiming to provide future supplementary income. Currently, the largest plan is SantanderPrevi, a plan that has been closed to new members since July 2018. As of January 2018, the SBPrev Pension Plan was implemented for new employees/administrators and new members. As of March 2018, the SantanderPlus Pension Plan was implemented, which, like the SantanderPrevi and SBPrev plans, provides future supplementary income. This plan is restricted to the group of executives who form part of the “SantanderPlus” Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a counterpart from 100% to 125% made by Santander Brasil, depending on the time in the plan. An executive is entitled to the Plano Gerador de Vantagens Livres – PGBL plan, established by Santander together with Zurich Santander. The pension plan aims to attract and retain professionals with the necessary skills and experience for the position.Variable Compensation: Variable compensation is composed of the annual Variable Income program (Programa Próprio Gestão - PPG) and the Long-Term Incentive Plans (ILP).

(i.1)        Programa Próprio Gestão (PPG)

The objective of the Annual Variable Remuneration (PPG) program is to mobilize and recognize, through meritocracy, the performance in the organization. This program, to which the members of the Executive Board are eligible, takes into account individual performance, measured through the institutional performance evaluation tool (Direção por Objectives - DPO) and includes quantitative and qualitative indicators, the performance of the business unit, measured through the area's DPO, and reflects the area's objectives in the year and in the performance of the institution as a whole.

As of 2016, the variable remuneration started to be calculated according to the following model:

Management Proposal | Ordinary General Meeting - 29 April 2022

For the fiscal year of 2021 the Quantitative Metrics evaluated were as follows:

Category	2021 Goals
Costumers	Governance Strength
Risks	Risk Appettite
Risk Strategy
Capital	Sustainability Capital contribution to the Group
Capital Contribution Plan
Profitability	Financial Results
Net operating revenue
Net Profit
Profitability (ESG)	Group Gender Diversity
Promoting financial inclusion
development of the Green Financing proposal

The Board of Directors, on the recommendation of the Compensation Committee, will carry out a qualitative assessment of each quantitative metric, considering the way in which each objective was achieved and other relevant and context aspects that are not directly reflected in each indicator. This assessment may increase or decrease the result of each metric by up to 25%.

In the specific case of the members of the Executive Board, variable remuneration may also be affected by the results of the global Santander Group.

The annual variable remuneration for statutory directors is paid as follows:

Immediately	30%	In Cash
	30%	In SANB11 with 1 year lock up period
Differed	20%	In Cash in 3 yearly equal installments
	20%	In SANB11 in 3 yearly equal installments

The percentage of deferral will also depend on the level of variable compensation received in the year, being as a minimum criterion the above.

In the case of the Chief Executive Officer, the deferral in this program is at least 50%, with at least 25% each of the items mentioned above.

Management Proposal | Ordinary General Meeting - 29 April 2022

Since 2015, for cases of variable compensation greater than a certain amount established in the policy, the payment of deferred installments from three to five annual installments and equal, maintaining the conditions of lock up.

From the 2016 financial year, the deferral plan of the Executive Committee and other executives chosen by the Executive Committee, began to have the payment of the last installment (in the case of deferral in 3 years) or the last three installments (in the case of deferral in 5 years), subject to the achievement of the three indicators (detailed in the table below) for a period of three years.

Index	Weight
Total shareholders return	33,33%
Capital ratio (CET1)	33,33%
Earnings per share	33,33%

The Plan is also subject to a Malus and/or Clawback clause, that is, our Board of Directors, on the recommendation of the Remuneration Committee (CR), may approve the reduction and/or refund of up to 100% of the value of each participant in cases previously approved by our Compensation Committee.

(i.2) Long-Term Incentive Plans (ILP)

The objective of the ILP is to align the interests of the organization and the interests of the participants, stimulating the retention of professionals in the long term.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date to be entitled to receive.

The calculation of the payment of the plans is based on the percentage of achievement of the indicators applied on the reference value (target), with the Local plans paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a defined reference value in cash, converted into SANB11 units or Grupo Santander shares and options (SAN), normally at the price of the last 15 trading sessions of the month immediately prior to the granting of each plan. At the end of the vesting period, the resulting shares are delivered with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Management Proposal | Ordinary General Meeting - 29 April 2022

(i.2.b) Local Plans

Retention Plans

In specific and punctual situations, both managers and employees may have a retention plan linked to the area or individual with the objective of retaining them, guaranteeing the sustainability of the business and the Bank. Each plan has a specific contract and provides for payment according to the performance and permanence of the individual, observing local and global regulatory resolutions.

(i.2.b) Global Plans

ILP CRDIV Plan

In 2016, a share delivery plan called the Global Long-Term Incentive CRDIV – Grant 2015 was launched. This plan was subject to the achievement of several indicators including the Total Return for the Santander Group Shareholder, the Return on Tangible Assets (ROTE) , Customer Satisfaction, Employee Satisfaction and Corporate Customer Engagement.

The 2015 Global Long-Term Incentive Program provided for the delivery of the shares resulting from the achievement of the program in 2019, with an additional restriction of sale of one year after delivery to a specific group of Identified Collective. For the extended group that is not an identified Collective, there was no additional sales restriction.

The Plan ended in December 2018 with a final achievement of 66.88%. The payment corresponding to the SAN shares was made in cash in March 2019 to the participants of the “Extended Group” (without lock-up – without restriction of disposal) and to the participants of the Identified Collective it was made in March 2020, after the lock-up. up 1 year.

Global Plan ILP – Digital Transformation Award 2019 and 2020

We currently have 2 global plans launched in 2019 and 2020. Eligible executives had an incentive target set in reais. The payment in accordance with the fulfillment of the performance indicators will be calculated in shares and options of Grupo Santander (SAN), after a deferral period of three years, with equivalent settlement in reais.

The remuneration of the Audit Committee is composed of:

• Fixed Remuneration: twelve monthly installments, according to the amounts set annually by the Board of Directors.

• Benefits: medical and dental assistance and life insurance are provided.

Management Proposal | Ordinary General Meeting - 29 April 2022

• Pension: Audit Committee members are not eligible for private pension.

o        (ii) For the last 3 fiscal years, what is the proportion of each element in the total

The estimated proportion of each element in the total remuneration is as follows:

Board of Directors	2019	2020	2021
Fixed compensation	97.54%	98.33%	93.01%
Benefits	2.46%	1.67%	6.99%

Executive Board (Officers)	2019	2020	2021
Fixed compensation	24.14%	26.23%	22.35%
Benefits	2.23%	2.44%	2.08%
Social Security	13.80%	14.96%	16.58%
Variable Compensation	29.91%	28.19%	29.50%
Share-based compensation	29.91%	28.18%	29.50%

Audit Committee	2019	2020	2021
Fixed compensation	99.79%	99.90%	99.95%
Benefits	0.21%	0.10%	0.05%

Fiscal Council	2019	2020	2021
Fixed compensation	100.00%	100.00%	100.00%
Benefits	0.00%	0.00%	0.00%

* As provided for in the Company's Bylaws, the Fiscal Council is a non-permanent operating body. It was installed at the Company's Annual General Meeting held on April 26, 2019, April 30, 2020 and April 30, 2021.

(iii)   Calculation methodology and adjustment of each of the compensation elements

•	Fixed Compensation: There is no automatic methodology for adjustment. Market research is conducted annually to assess the competitiveness of compensation of directors and members of the Audit Committee. If any relevant difference is identified in relation to the market, the Remuneration Committee assesses the need to propose adjustments to the Board of Directors.

•	Variable Compensation: There is no automatic methodology for adjustment. Market research is conducted annually to assess the competitiveness of the compensation of the Board of Directors/Board of Directors. If any relevant difference is identified in relation to the market, the Compensation Committee assesses the need to propose adjustments to the Board of Directors. It does not apply to members of the Audit Committee.

Management Proposal | Ordinary General Meeting - 29 April 2022

•	Benefits: There is no automatic methodology for adjustment. Market research is conducted annually to assess the competitiveness of compensation, including benefits, of the Directors, Directors and members of the Audit Committee. If any relevant difference is identified in relation to the market, the Remuneration Committee assesses the need to propose adjustments to the Board of Directors.

•	Social Security: Does not apply to the Directors and members of the Audit Committee. For the Officers, as defined in the plan regulations. See item 13.10 of the Reference Form.

•	Share-based compensation: Does not apply to The Board members and members of the Audit Committee. For the Directors, as defined in the regulations of each plan. See item 13.4 of the Reference Form.

(iv)	Reasons that justify the composition of the compensation

The proposed compensation considers the experience of the members of the Board of Directors, the Executive Board and the Audit Committee, the need to retain talent in a competitive market and the promotion of the good performance of the organization and alignment with the strategy of the shareholders, and with respect to the members of the Executive Board, through a long-term commitment.

(v)	The existence of members with no compensation on the part of the issuer and the reason for that

There are two unpaid members on the Board of Directors, representatives of Santander Spain. They receive remuneration from the Parent Company for their executive duties in it.

There are no unpaid members on the Executive Board.

There are no unpaid members on the Audit Committee.

c.           Main performance indicators taken into consideration in the determination of each compensation element

The maximum definition of values is approved by the ordinary general meeting considering our results in the last fiscal year and the expected results for the current fiscal year, including, but not limited to, net income.

For the members of the Executive Board, the following are also considered:

•	Fixed Compensation: no linked indicator.
•	Variable Compensation: is based on the Company's results indicators, results of the areas and individual performance.

Management Proposal | Ordinary General Meeting - 29 April 2022

For the year 2021 the Quantitative Metrics evaluated were as follows:

Category	2021 Goals
Costumers	Governance Strength
Risks	Risk Appettite
Risk Strategy
Capital	Sustainability Capital contribution to the Group
Capital Contribution Plan
Profitability	Financial Results
Net operating revenue
Net Profit
Profitability (ESG)	Group Gender Diversity
Promoting financial inclusion
development of the Green Financing proposal

Quantitative factors are considered in the individual's assessment, which depend on their area of activity, as well as qualitative factors (behaviors aligned with our culture).

•	Benefits: no linked indicator.
•	Social Security: no linked indicator.
•	Share-based compensation: ILP Plan, as described in item

13.4 of the Reference Form.

d.           How the compensation is structured in order to reflect the evolution of the performance indicators

The compensation of the members of the Board of Directors is defined considering the responsibility and seniority of the members.

For the Executive Board, the Board of Directors evaluates the fulfillment of the established objectives and the budget, with the purpose of verifying whether the results justify the distribution of funds up to the proposed limits.

The compensation of the members of the Audit Committee is defined annually by the ordinary general meeting and is not directly linked to short- and medium-term performance.

e.           How the compensation policy or practice aligns with the interests of issuer in the short, medium and long term

The compensation policy aligns with our interests, as it establishes premises compatible with risk management so as not to encourage behaviors that increase exposure to risk above the levels considered prudent in the short, medium and long-term strategies adopted by us, disclosing concepts, criteria and responsibilities related to the forms of fixed and variable remuneration, encouraging the high performance of these, always aligned with our interests and our shareholders.

Management Proposal | Ordinary General Meeting - 29 April 2022

Our compensation policy offers executive board members programs such as the Programa Próprio Gestão (PPG), ILP Plans (global and local) and deferral program in order to align the interests of the Company and executives. On the one hand, we seek the growth and sustainable profitability of our business and, on the other hand, the recognition of the contribution of executives to our development.

f.            Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

The compensation of the members of the Board of Directors and the members of the Audit Committee is not supported by subsidiaries, subsidiaries or our direct or indirect controllers. However, the members of the Board of Directors who also perform executive functions of Santander Spain, our indirect controller, or in other companies controlled by Santander Spain are compensated, as a result of such functions, directly by those companies, in accordance with the activities carried out by them.

The compensation of the members of the Executive Board is not borne by subsidiaries, subsidiaries or our direct or indirect controllers. However, the results of subsidiaries and affiliates influence our consolidated results, and consequently, the variable compensation of the members of the Executive Board.

g.           Existence of any compensation or benefit bound to the occurrence of a certain shareholding event, such as the disposal of the share control of issuer

There is no compensation or benefit linked to the occurrence of corporate event.

h.   Practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and board of executive officers, indicating:

i.    the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

It is up to the General Meeting to set the annual overall compensation for distribution among our directors. Subsequently, it will be up to the Board of Directors, with the help of our Compensation Committee, to distribute the amount, individually, to each member of the Board itself and the Executive Board, which will include the allocation of all benefits.

Management Proposal | Ordinary General Meeting - 29 April 2022

ii.  criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

The criteria and methodology used to set individual compensation are aligned with the practices adopted by the market, measured periodically through salary surveys conducted by specialized Advisory firms, and the performance history and seniority of the occupants.

All members of the Board of Directors are entitled to a fixed compensation composed of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board of Directors may also receive a variable annual compensation for his duties performed, upon resolution of the Compensation Committee and the Board of Directors, and always within the overall limit of the annual remuneration approved at the Ordinary General Meeting.

In addition, it is the function of our Compensation Committee:

(i)	analyze the compensation policy of directors in relation to market practices, with a view to identifying significant discrepancies in relation to similar companies; And
(ii)	ensure that the management compensation policy is permanently compatible with the risk management policy, with the goals and our current and expected financial situation.

iii.  how often and how the board of directors assesses the adequacy of the issuer's remuneration policy

The Compensation Committee is responsible for reviewing the Compensation Policy annually, recommending to the Board of Directors its correction or improvement, when necessary.

13.2 - Total remuneration of the board of directors, statutory board and supervisory board

Total remuneration foreseen for the current Fiscal Year 2022 - Annual amounts
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total Number of Members	9	50	5	6	70
Number of Remunerated Numbers	6	50	5	3	64
Annual Fixed Remuneration					-
Salary or Compensation	17.000.000,00	15.000.000,00	3.700.000,00	550.000,00	136.250.000,00
Direct and Indirect Benefits	400.000,00	7.400.000,00	300.000,00	-	8.300.000,00
Participation in Committees					-
Other		62.000.000,00			62.000.000,00
Outros INSS	3.825.000,00	35.075.000,00	832.500,00	123.750,00	39.856.250,00
Other INSS					-
Variable Remuneration	-	-	-	-	-
Bonus	-	149.000.000,00	-	-	149.000.000,00
Participation in Income					-
Attendance at Meetings					-
Commissions					-
Other INSS					-
Other					-
Post-Employment					-
Extinction of Job	-	149.000.000,00	-	-	149.000.000,00
Total remuneration	21.425.000,00	517.475.000,00	4.832.500,00	673.750,00	544.406.250,00

Without taxes	17.600.000,00	482.400.000,00	4.000.000,00	550.000,00	504.550.000,00

Management Proposal | Ordinary General Meeting - 29 April 2022

Total Remuneration for the Fiscal Year ended in 12/31/2021 - Annual amounts
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total Number of Members	12	50	5	6	73
Number of Remunerated Numbers	5,6	45,2	3,6	3	57,3
Annual Fixed Remuneration					-
Salary or Compensation	5.526.500,00	76.828.861,70	3.192.333,33	449.703,00	85.997.398,03
Direct and Indirect Benefits	415.072,93	7.142.244,15	1.459,20	-	7.558.776,29
Participation in Committees					-
Other		57.007.756,70			57.007.756,70
Outros INSS	1.243.462,50	23.432.802,82	718.275,00	101.183,18	25.495.723,49
Other INSS					-
Variable Remuneration	-	-	-	-	-
Bonus	-	101.401.104,23	-	-	101.401.104,23
Participation in Income					-
Attendance at Meetings					-
Commissions					-
Other INSS					-
Other					-
Post-Employment					-
Extinction of Job	-	101.401.104,23	-	-	101.401.104,23
Total remuneration	7.185.035,43	367.213.873,83	3.912.067,53	550.886,18	378.861.862,97

Without taxes	5.941.572,93	343.781.071,02	3.193.792,53	449.703,00	353.366.139,48

Management Proposal | Ordinary General Meeting - 29 April 2022

Total Remuneration for the Fiscal Year ended in 12/31/2020 - Annual amounts
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total Number of Members	9	45	4	6	64
Number of Remunerated Numbers	5.25	39	3.58	3	50.83
Annual Fixed Remuneration					-
Salary or Compensation	5,259,500.00	66,454,658.86	2,915,000.00	418,800.00	75,047,958.86
Direct and Indirect Benefits	89,360.64	6,169,101.15	2,918.40	-	6,261,380.19
Participation in Committees					-
Other	-	37,907,905.95	-	-	37,907,905.95
Outros INSS	1,183,387.50	21,412,353.32	655,875.00	94,230.00	23,345,845.82
Other INSS					-
Variable Remuneration	-	-	-	-	-
Bonus	-	71,403,961.00	-	-	71,403,961.00
Participation in Income					-
Attendance at Meetings					-
Commissions					-
Other INSS					-
Other					-
Post-Employment					-
Extinction of Job	-	71,403,961.00	-	-	71,403,961.00
Total remuneration	6,532,248.14	274,751,941.28	3,573,793.40	513,030.00	285,371,012.82

Without taxes	5,348,860.64	253,339,587.96	2,917,918.40	418,800.00	262,025,167.00

Total remuneration for the Fiscal Year on 12/31/2019 - Annual amounts -
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total Number of Members	9,9	41,7	4,0	2,5	58,1
Number of Remunerated Numbers	4,8	40,9	4,0	1,3	51,0
Annual Fixed Remuneration
Salary or Compensation	4.769.000,00	65.675.735,42	3.160.000,00	166.110,00	73.770.845,42
Direct and Indirect Benefits	120.081,88	6.058.872,43	6.507,44	-	6.185.461,75
Participation in Committees	-	-	-	-	-
Other	-	37.547.886,47	-	-	37.547.886,47
Outros INSS	1.073.025,00	20.031.099,30	711.000,00	37.374,75	21.852.499,05
Other INSS					-
Variable Remuneration	-	-	-	-	-
Bonus	-	81.373.612,34	-	-	81.373.612,34
Participation in Income	-	-	-	-	-
Attendance at Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other INSS	-	-	-	-	-
Other	-	-	-	-	-
Post-Employment	-	-	-	-	-
Extinction of Job	-	81.373.612,34	-	-	81.373.612,34
Total remuneration	5.962.106,88	292.060.818,30	3.877.507,44	203.484,75	302.103.917,37
Without taxes	4.889.081,88	272.029.718,99	3.166.507,44	166.110,00	280.251.418,31

Management Proposal | Ordinary General Meeting - 29 April 2022

13.3. In relation to the variable remuneration in the last 3 fiscal years and expected remuneration for the current fiscal year of the Board of Directors and Statutory Board

The following tables show the variable remuneration of the members of the Company's management bodies in the fiscal years 2019, 2020 and 2021, as well as that foreseen for the fiscal year 2022.

2019	Board of Directors	Board of Executive Officers	Audit Committee	Total	Board of Directors
A. Body: b. Total number of members	9.9	41.7	4.0	2.5	58.1
c. No. of Members compensated	4.8	40.9	4.0	1.3	51.0
d. in relation to the Bonus
i. minimum amount provided for in the compensation plan	-	-	-	-	-
ii. maximum amount provided for in the compensation plan	-	9,000,000.00	-	-	9,000,000.00
iii. amount payable under the compensation plan, in case the goals are met	-	5,000,000.00	-	-	5,000,000.00
iv. Amount actually acknowledged in the income of the social exercise	-	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	220,000,000.00	-	-	220,000,000.00
iii. amount payable under the compensation plan, in case the goals are met	-	200,000,000.00	-	-	200,000,000.00
iv. Amount actually acknowledged in the income of the social exercise	-	162,747,224.67	-	-	162,747,224.67

Note: The number of members of each Body corresponds to the annual average calculated monthly.

Management Proposal | Ordinary General Meeting - 29 April 2022

2020	Board of Directors	Board of Executive Officers	Audit Committee	Total	Board of Directors
A. Body: b. Total number of members	9	45.0	4.0	6.0	64
c. No. of Members compensated	5.25	39.0	3.58	3.0	50.83
d. in relation to the Bonus
i. minimum amount provided for in the compensation plan	-	-	-	-	-
ii. maximum amount provided for in the compensation plan	-	9,000,000.00	-	-	9,000,000.00
iii. amount payable under the compensation plan, in case the goals are met	-	5,000,000.00	-	-	5,000,000.00
iv. Amount actually acknowledged in the income of the social exercise	-	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	220,000,000.00	-	-	220,000,000.00
iii. amount payable under the compensation plan, in case the goals are met	-	200,000,000.00	-	-	200,000,000.00
iv. Amount actually acknowledged in the income of the social exercise	-	142,807,922.00	-	-	142,807,922.00

Note: The number of members of each Body corresponds to the annual average calculated monthly.

2021	Board of Directors	Board of Executive Officers	Audit Committee	Total	Board of Directors
A. Body: b. Total number of members	12,0	50,0	5,0	6,0	73,0
c. No. of Members compensated	5,6	45,2	3,6	3,0	57,3
d. in relation to the Bonus
i. minimum amount provided for in the compensation plan	-	-	-	-	-
ii. maximum amount provided for in the compensation plan	-	9.000.000,00	-	-	9.000.000,00
iii. amount payable under the compensation plan, in case the goals are met	-	5.000.000,00	-	-	5.000.000,00
iv. Amount actually acknowledged in the income of the social exercise	-	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	220.000.000,00	-	-	220.000.000,00
iii. amount payable under the compensation plan, in case the goals are met	-	200.000.000,00	-	-	200.000.000,00
iv. Amount actually acknowledged in the income of the social exercise	-	202.802.208,46	-	-	202.802.208,46

Management Proposal | Ordinary General Meeting - 29 April 2022

2022 (foreseen)	Board of Directors	Board of Executive Officers	Audit Committee	Total	Board of Directors
A. Body: b. Total number of members	9,0	50,0	5,0	6,0	70,0
c. No. of Members compensated	6,0	50,0	5,0	3,0	64,0
d. in relation to the Bonus
i. minimum amount provided for in the compensation plan	-	-	-	-	-
ii. maximum amount provided for in the compensation plan	-	9.000.000,00	-	-	9.000.000,00
iii. amount payable under the compensation plan, in case the goals are met	-	5.000.000,00	-	-	5.000.000,00
iv. Amount actually acknowledged in the income of the social exercise	-	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	298.000.000,00	-	-	298.000.000,00
iii. amount payable under the compensation plan, in case the goals are met	-	220.000.000,00	-	-	220.000.000,00
iv. Amount actually acknowledged in the income of the social exercise	-	0	-	-	0

Management Proposal | Ordinary General Meeting - 29 April 2022

13.4. Compensation plan based on the actions of the Board of Directors and the Statutory Board, in force in the last fiscal year and estimated for the current fiscal year.

a. general terms and conditions

We currently have three long-term compensation plans linked to stock market price performance: the Local Long-Term Incentive Plan, the Global Long-Term Incentive Plan and the Deferral Plan.

Managers and non-management employees appointed by our Board of Directors are eligible for these plans. The Plans have a duration of three years, promoting the commitment of those eligible to long-term results.

(i)	Local Long-Term Incentive Plan

Retention Plans

In specific and punctual situations, both managers and employees may have a retention plan linked to the area or individual with the objective of retaining them, guaranteeing the sustainability of the business and the Bank. Each plan has a specific contract and provides for payment according to the performance and permanence of the individual, observing local and global regulatory resolutions.

(ii)	Global Long-Term Incentive Plans

(ii.1) Global Plans - ILP CRDIV and Digital Transformation Award (DTA) 2019 and 2020

Please consult the text on the ILP CRDIV and ILP DTA Plans available in item 13.1, D, above.

(ii.2) Deferral Programs

Deferral Programs are applied to Statutory Directors, executives with Management positions and other eligible employees. As part of the Deferral program, participants receive part of the variable compensation over a period of three or five years.

Deferral Programs are renewed and updated each year. As of December 2021, we had six plans in place: one for each fiscal year 2016, 2017, 2018, 2019, 2020, and 2021.

(iii) Deferral Program

Deferral plans are divided into three programs:

• Identified Collective: Statutory Directors and Executives. Statutory Directors and Executives who assume significant risks for us and are responsible for the control areas. Deferred compensation is paid 50% in cash and 50% in shares (Units SANB11).

Management Proposal | Ordinary General Meeting - 29 April 2022

• Other Employees: Superintendence level employees and other employees with variable remuneration above a stipulated minimum amount are eligible. Deferred compensation is paid 50% in cash and 50% in shares (Units SANB11).

b. primary purposes of the plans

The main objectives of the plans are:

•        Align our interests and those of the participants with a view, on the one hand, to the growth and profitability of our businesses and, on the other hand, to recognize the contribution of participants to the development of our activities;

•        Enable us to retain participants in our staff, offering them, as an additional advantage, the opportunity to become or increase their participation as our shareholders; and

•        Promoting our good performance and the interests of our shareholders through a long-term commitment on the part of the participants..

c. how does the plans contribute to objectives

The plans contribute to the objectives set out above ensuring quality achievement and long-term commitment since these plans are subject to Malus and/or/ Clawback clauses.

d. how the plans are inserted in the compensation policy of the issuer

The plans are a key part of our compensation strategy because they act as efficient instruments for recognizing and retaining executive board members in the short, medium and long term, in addition to aligning the interests of executives with our interests.

e. how the plans align the interests of managers and issuer in the short, medium and long terms

The plans align the interests of the Members of the Board of Executive Officers and to ours in the short, medium and long term, since the options are only exercised and the actions received if our strategic objectives are consistently achieved during the duration of the respective cycles of the Plans.

Management Proposal | Ordinary General Meeting - 29 April 2022

f.	Maximum number of shares covered

Stock-based Compensation Plan planned for the current fiscal year (2022)
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	-	-	-	-	-	-	-	-		-	-	-	-	54.771	63.031	487.501	659.792	1.503.511

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Stock-based Compensation Plan planned for the fiscal year ended December 31, 2021
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	-	-	-	-	-	-	-	-		-	-	-	68.091	106.831	406.974	743.652	903.915	1.503.511

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Stock-based Compensation Plan planned for the fiscal year ended December 31, 2020
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	-	-	61.653	-	-	-	-	-		-	-	73.759	122.061	454.039	550.811	887.949	760.732	-

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Stock-based Compensation Plan planned for the fiscal year ended December 31, 2019
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	54.809	-	115.730	-	-	-	-	-	-	364.858	-	254.185	310.730	674.296	720.624	-	-	-

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Management Proposal | Ordinary General Meeting - 29 April 2022

g) maximum number of options to be granted

Stock-based Compensation Plan planned for the current fiscal year (2022)
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	-	-	-	-	-	-	-	-		-	-	-	-	54.771	63.031	487.501	659.792	1.503.511

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Stock-based Compensation Plan planned for the fiscal year ended December 31, 2021
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	-	-	-	-	-	-	-	-		-	-	-	68.091	106.831	406.974	743.652	903.915	1.503.511

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Stock-based Compensation Plan planned for the fiscal year ended December 31, 2020
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	-	-	61.653	-	-	-	-	-		-	-	73.759	122.061	454.039	550.811	887.949	760.732	-

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Stock-based Compensation Plan planned for the fiscal year ended December 31, 2019
	Board of Directors									Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	ILP Global CRDIV 2015	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle
Maximum number of Shares	54.809	-	115.730	-	-	-	-	-	-	364.858	-	254.185	310.730	674.296	720.624	-	-	-

* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum amount of Units per year, increasing in proportion to the Company distributing dividends and/or interest on equity to its shareholders, in the amount equivalent to dividends and interest on equity that the participant would be entitled to if the Company had the Units.

Management Proposal | Ordinary General Meeting - 29 April 2022

h. conditions for the acquisition of shares

(i)	Global Programs

Please refer to the text on the ILP CRDIV and ILP DTA Plans available in item 13.1, D, above.

(ii)	Deferral Programs

Deferral - 6th Cycle (2015) 7th Cycle (2016), 8th Cycle (2017), 9th Cycle (2018), 10th Cycle (2019),11th Cycle (2020) anda 12th Cycle (2021): The Plan is part of the current regulatory environment applicable to us, notified in the light of CMN Resolution No. 3921, of November 25, 2010 ("Resolution No. 3921/10"), which obliges financial institutions to comply with certain requirements for deferred payment in the future of the portion of the Variable Compensation owing to their managers and other employees, taking into account sustainable long-term financial bases and adjustments of future payments according to the risks assumed and variations in the cost of capital.

i. criteria for setting the price of acquisition or exercise

(i)	Global Programs

The cycles last for three years, covering three social exercises, promoting a commitment of the Executive Directors to the long-term results.

(ii) Deferral Programs (6th, 7th, 8th, 9th, 10th,11th and 12th cycles)

The total amount of Units referenced is settled in three or five installments and equally allocated for the three or five fiscal years subsequent to the base year.

j. Criteria for setting the time for exercise

(i)	Global Programs

In the Global Plan - ILP CRDIV there is a restriction on the transfer of shares for one year after they have been received. In other global plans there is no restriction on the transfer of shares after they have been received.

(ii)	Deferral Programs

6th, 7th, 8th, 9th, 10th,11th and 12th Deferral Cycles: Administrators belonging to the Identified Collective mentioned above may not dispose of units received in this plan for a period of one year from the date of receipt of each lot of Units.

Management Proposal | Ordinary General Meeting - 29 April 2022

k.       Form of settlement

(i)	Global Programs

Payroll bonus

(ii)	Deferral Programs

6th, 7th, 8th, 9th, 10th and 11th Deferral Cycles: it is performed directly in Units (deferred portion in Units)

l. l. Lock-up on the transfer of shares

(i)	Global Programs

The Global Plan – ILP CRDIV was paid in payroll respecting the lock-up period initially defined.

(ii)	Deferral Programs

6th, 7th, 8th, 9th, 10th, 11th and 12th Deferral Cycles: Administrators belonging to the Identified Collective mentioned above may not dispose of units received in this plan for a period of one year from the date of receipt of each lot of Units.

m. criteria and events that, when verified, cause the suspension, change or cancellation of the plan

(i)	Global Programs

The plan may be amended for legal or regulatory reasons.

(ii)	Deferral Programs

The Plans may be extinguished, suspended or amended, at any time, by the Board of Directors, and in the case of suspension or extinction the rights of participants who already have bonus installments referenced in Units to be received, in the following provisions, must be respected:

•              To preserve the objectives of the plan, the total amount of Units must be adjusted to more or less when it occurs: split, grouping or bonus of shares, merger, incorporation, division, other procedures of such nature and relevant meaning; and

•              The Human Resources Board, under the supervision of the Executive Committee, will execute the aforementioned quantitative adjustments using the methodologies used by B3 to make similar adjustments in its stock markets.

Management Proposal | Ordinary General Meeting - 29 April 2022

(ii.1)	Deferral – 6th, 7th, 8th, 9th, 10th, 11th and 12th Cycles:

The Plan is subject to the Malus and/or Clawback clauses, that is, the Company's Board of Directors, on the recommendation of the Compensation Committee, may approve the reduction and/or return of up to 100% of the value of each participant in the hypotheses previously approved by Internal Governance.

n. effects of the exit of the manager from the bodies of the issuer over his/her rights set in the share-based compensation plan

(i)	Global Programs

In case of retirement, due to dismissal without cause, removal, permanent disability or death, the right to surrender the shares will remain as if none of these circumstances had occurred, except for the following changes:

•              In the event of death, that right shall be passed on to the successors of the beneficiary;

•              The number of shares to be delivered will be the result of multiplying the maximum number of shares established by the quotient resulting from the division between the number of days elapsed between the date of launch of the plan and the date on which the death, retirement, pre-retirement, dismissal, retirement or other circumstance that determines the application of this rule, both including by the number of days of validity of the plan; And

•              In case of resignation, the participant loses the right to the plan.

(ii)	Deferral Programs

The plan will have its validity extinguished, in advance and in full right, losing the participant the right to participate in the plan and to receive future installments, in the event of dismissal by resignation request, resignation, due to dismissal for just cause pursuant to Article 482 of the Consolidation of Labor Laws or removal of statutory office by unilateral decision of the Company.

In the event of termination of a participant for termination of the employment contract due to acts performed by us, pursuant to Article 483 of the Consolidation of Labor Laws, due to dismissal without cause, due to retirement or in the event of death, the participant will receive at the time of making payments to the other participants of the respective cycle, the amount of the bonus portion referenced in Units applicable to that participant. In the event of death, the delivery will be made to the successors of the participant. In the case of permanent disability of the participant, as evidenced by two medical reports (public and private institution), the participant will receive, at the time of making payments to the other participants of the respective cycle, the amount of the portion of the bonus referenced in Units applicable to that participant.

Management Proposal | Ordinary General Meeting - 29 April 2022

In the event of suspension of the employment contract due to illness or accident at work, the participant will receive, at the time of making the payments to the other participants of the respective cycle, the amount of the portion of the bonus referenced in Units applicable to that participant.

Management Proposal | Ordinary General Meeting - 29 April 2022

13.5. In relation to the share-based compensation recognized in the income statement for the last 3 fiscal years and that forecast for the current fiscal year, the Board of Directors and the Board of Officers:

The following tables shows the current expected remuneration for the base year 2022:

	Board of Directors
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	9,0
Number of compensated members	6,0
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	0	0	0	0	0	0	0
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	none	2017	2020	2021	2022	2023	2024	2025	2026	2027
Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

Management Proposal | Ordinary General Meeting - 29 April 2022

	Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	50
Number of compensated members	50
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	0	0	54.771	63.031	487.501	659.792	1.503.511
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	none	2017	2020	2021	2022	2023	2024	2025	2026	2027

Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

The following tables shows the current expected remuneration for the base year 2021:

	Board of Directors
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	9,0
Number of compensated members	6,0
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	0	0	0	0	0	0	0
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	none	2017	2020	2021	2022	2023	2024	2025	2026	2027
Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

Management Proposal | Ordinary General Meeting - 29 April 2022

	Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	50
Number of compensated members	50
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	0	0	54.771	63.031	487.501	659.792	1.503.511
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	none	2017	2020	2021	2022	2023	2024	2025	2026	2027
Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

The following tables shows the current expected remuneration for the base year 2020:

	Board of Directors
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	12,0
Number of compensated members	5,6
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	0	0	0	0	0	0	0
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	none	2017	2020	2021	2022	2023	2024	2025	2026	2027
Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

Management Proposal | Ordinary General Meeting - 29 April 2022

	Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	50,0
Number of compensated members	45,2
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	0	68.091	106.831	406.974	743.652	903.915	1.503.511
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	none	2017	2020	2021	2022	2023	2024	2025	2026	2027
Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

The following tables shows the current expected remuneration for the base year 2019:

	Board of Directors
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	9,00
Number of compensated members	4,75
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	61.653	0	0	0	0	0	0
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	não há	2017	2020	2021	2022	2023	2024	2025	2026	2027
Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

Management Proposal | Ordinary General Meeting - 29 April 2022

	Board of Executive Officers
	ILP Global CRDIV 2015	DEFERRAL 4th Cycle	DEFERRAL 5th Cycle	DEFERRAL 6th Cycle	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle

Number of members	45,0
Number of compensated members	39,0
Granting shares purchase options
Grant date	2019	2014	2015	2016	2017	2018	2019	2020	2021	2022
Quantity of options granted	0	0	0	73.759	122.061	454.039	550.811	887.949	760.732	0
Deadline for options to become exercisable	2020	2015	2016	2017	2018	2019	2020	2021	2022	2023
Maximum term to exercise the options	none	2017	2020	2021	2022	2023	2024	2025	2026	2027
Lock-up period for the transfer of shares	None
Weighted average exercise price:	None
(a) The options open at the beginning of the financial year	None
(b) The options lost during the fiscal year	None
(c) the options exercised during the financial year	None
(d) the options expired during the financial year	None
Fair value of options on the date of grant	None **
Potential dilution in the case of the exercise of all options granted
** Global plans grant shares and not purchase options. In this way, there is no fair value.
Maximum dilution.

Management Proposal | Ordinary General Meeting - 29 April 2022

13.6. Regarding the outstanding options of the Board of Directors and Statutory Board at the end of last fiscal year:

As of December 31, 2021, the members of the Company's Board of Directors and Board of Executive Officers had no outstanding options.

13.7. In relation to options exercised and shares delivered regarding the stock-based remuneration for the Board of Directors and Statutory Board in the last three (3) fiscal years:

(i)        Global ILP Program

The Plan ended in December 2018 with a final achievement of 66.88%. The payment corresponding to the SAN shares was made in cash in March 2019 to the participants of the “Extended Group” (without lock-up – without restriction of disposal) and to the participants of the Identified Collective it was made in March 2020, after the lock-up. up 1 year.

Shares delivered - fiscal year ended December 31, 2020
	Board of Directors	Executive Board
	Crdiv Global ILP
No. Of members	9.00	45.0
No. Of paid members	5.25	39.0
Options exercised
Number of shares	-	-
Weighted average exercise price	-	-
Difference between the exercise amount and the market value of the shares relating to the options exercised	-	-
Actions delivered
Number of shares delivered	-	360,663
Weighted average purchase price	-	17.47
Difference between acquisition value and market value of acquired shares	-	1.09

• Global Plan ILP – Digital Transformation Award 2019 and 2020

We currently have 2 global plans launched in 2019 and 2020. Eligible executives had an incentive target set in reais. The payment in accordance with the fulfillment of the performance indicators will be calculated in shares and options of Grupo Santander (SAN), after a deferral period of three years, with equivalent settlement in reais.

Management Proposal | Ordinary General Meeting - 29 April 2022

For the year ended December 31, 2021, we incurred expenses of BRL 4.3 million related to the Global Long-Term Incentive Program, compared to total expenses of BRL 0.9 million in 2020.

(ii) Local Program

Long-Term Incentive Plans (ILP)

Long-term incentive plans may be granted in accordance with the strategy of new companies in the group or specific up-and-coming businesses. Each plan will have a specific design of indicators and operation, and the grant may be local or global. Each program will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global normative resolutions.

Retention Plans

In specific and punctual situations, both managers and employees may have a retention plan linked to the area or individual with the objective of retaining them, guaranteeing the sustainability of the business and the Bank. Each plan has a specific contract and provides for payment according to the performance and permanence of the individual, observing local and global regulatory resolutions.

13.8. Brief description of information needed to comprehend the data disclosed in items 13.5 to 13.7, such as the explanation of shares and options value pricing method

A. Global Program

a. pricing model

The pricing model is based on the Local Volatility model or Dupire model, which allows the simultaneous calibration of all listed European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

b. Data and assumptions used in the pricing model, including weighted average share price, exercise price, expected volatility, option life, expected dividends, and risk-free interest rate

• The weighted average share price (and exercise price) is €3,104 based on the 15-day weighted average between 01/07/2022 and 27/01/2022

• The expected volatility used was 33.80

• Options expire on 01/02/2030

Management Proposal | Ordinary General Meeting - 29 April 2022

• Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)

• The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

c. Method used and assumptions made to incorporate the expected effects of early exercise

Not applicable, as the model does not allow for early exercise.

d. Method of determining expected volatility

Estimated based on historical volatility for the respective term.

e. If any other feature of the option was incorporated in the measurement of its fair value

Not applicable, as no other feature of the option was incorporated in the measurement of its fair value.

B. Local Program

Not applicable for the Local Long-Term Incentive and Deferral Plans, since their purpose is the payment, in Units, of part of the Variable Remuneration owed by the Company to the participants, under the terms of its remuneration policy.

13.9. Inform the number of shares or shares directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or units issued by the issuer, their direct or indirect controllers, their subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Board or the Audit Committee.

Company Name: Banco Santander (Brasil) S.A.
Board of Directors
Final Amount
Securities/ Derivatives	Characteristics of the securities	Amount	% participation
			Same Species/ Class	Total
Shares	Ordinary	2	0.00%	0
Shares	Preferred	-	0.00%	0
Shares	Units	757,630	0.00%	0

Management Proposal | Ordinary General Meeting - 29 April 2022

Company Name: Banco Santander (Brasil) S.A.
Board of Executive Officers
Final Balance
Securities/ Derivatives	Characteristics of the securities	Amount	% participation
			Same Species/ Class	Total
Shares	Ordinary	235	0.00%	0
Shares	Preferred	235	0.00%	0
Shares	Units	3,906,001	0.00%	0

Base date: 31.12.2021

(*) includes the balance for the equivalent persons.

13.10. Pension Plans in force, granted to members of the board and executive officers.

Currently, the largest plan is SantanderPrevi, a plan that has been closed to new members since July 2018. As of January 2018, the SBPrev Pension Plan was implemented for new employees/administrators and new members.

Participation in the SBPrev Pension Plan is optional and the monthly contribution of the participant will be the equivalent of 2% of the Salary* (limited to 13 UPs = R$ 7,577.83) + 2% to 9% (to be chosen) of the salary minus 13 UPs

A contribution amount made by the Company itself (called matching or counterparty) will be added to this amount, which varies from 100% to 150%, depending on the length of participation in the plan.

As of March 2018, the SantanderPlus Pension Plan was implemented, which, like SantanderPrevi, provides future supplementary income. This plan is restricted to the group of executives who form part of the “SantanderPlus” Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a counterpart from 100% to 125% made by Santander Brasil, depending on the time in the plan.

An executive participates in a Free Benefits Generating Plan – PGBL, established by the Company with Zurich Santander, in which the company assumes the Cost of the Basic Company Account, with the contribution amount defined as a percentage of the Applicable Salary portion.

The table below shows the amounts contributed to the supplementary pension plans in 2021.

Management Proposal | Ordinary General Meeting - 29 April 2022

	TOTAL
	Board of Directors	Board of Officers
Number of members	1	44
Name of plan	Plano de Aposentadoria da Santanderprevi + SBPREV	Plano de Aposentadoria da Santanderprevi + SBPREV
Number of administrators who qualify for retirement	n/a	n/a
Conditions for early retirement	n/a	n/a
Accumulated amount of contributions accrued up to the end of the last fiscal year, less the portion related to contributions made directly by the administrators	o	205,195,360
Accumulated total amount of contributions made during the last fiscal year, less the portion related to contributions made directly by the administrators	0	58,404,372
Possibility of early redemption and conditions	n/a	n/a

The accumulated amount as of December 31, 2021 comprises the balance of the amounts added even if redeemed to that date.

Management Proposal | Ordinary General Meeting - 29 April 2022

13.11. Maximum, minimum and medium individual compensation of the board of directors, the executive board and the audit committee.

•                 Annual figures

	Board of Executive Officers			Board of Directors			Fiscal Council
	31/12/2021	31/12/2020	31/12/2019	31/12/2021	31/12/2020	31/12/2019	31/12/2021	31/12/2020	31/12/2019
Number of members	50,0	45,0	41,7	12,0	9,0	9,9	6,0	6,0	2,5
Number of paid members	45,2	39,0	40,9	5,6	4,8	4,8	3,0	3,0	1,3
Value of highest remuneration (BRL)	59.029.586,25	46.953.181,92	45.325.345,00	2.129.585,07	1.802.918,40	1.752.022,72	142.710,00	139.600,00	55.370,00
Value of the lowest remuneration (BRL)	2.098.466,40	1.791.418,04	1.843.405,07	762.000,00	762.000,00	769.131,80	142.710,00	139.600,00	-
Average remuneration value (BRL)	7.674.778,20	6.495.753,59	6.647.842,60	1.064.162,32	1.037.445,25	1.012.232,27	142.710,00	139.600,00	132.888,00
Taxes of highest remuneration (BRL)	3.856.725,00	3.856.725,00	3.443.755,01	478.500,00	405.000,00	393.300,00	32.109,75	31.410,00	12.458,25
Taxes over the lowest remuneration (BRL)	231.900,49	231.900,49	231.900,49	171.450,00	171.450,00	167.400,00	32.109,75	31.410,00	0,00

Board of Directors / Board of Executive Officers / Fiscal Council
31/12/2021

(i)  The amount of the lowest individual remuneration shall not be considered to members who have not exercised their duties within 12 months of the fiscal year in question; And

(ii) The amounts do not consider social charges.

31/12/2020

(i)  The amount of the lowest individual remuneration shall not be considered to members who have not exercised their duties within 12 months of the fiscal year in question; And

(ii)  The amounts do not consider social charges.

31/12/2019

(i)  The amount of the lowest individual remuneration shall not be considered to members who have not exercised their duties within 12 months of the fiscal year in question; And

(ii) The amounts do not consider social charges.

Management Proposal | Ordinary General Meeting - 29 April 2022

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement, indicating the financial consequences to the issuer

Most of the directors have entered into a garden leave agreement with us, which stipulates that the executives will undertake, for a period of three months after leaving the company, not to perform any professional activity in any other company or financial institution, upon payment by us of a counterpart. This obligation will apply whenever the executive's dismissal is voluntary and, in the event of involuntary dismissal, the payment of such consideration will be at our discretion. The counterpart corresponds to up to 180 days of the executive's fixed monthly salary, as compensation.

We have a D&O (Directors & Officers) Civil Liability insurance policy, renewed annually, with the aim of guaranteeing its directors and officers the payment of indemnities arising from claims that require the repair of damages caused to third parties or to us as a result of the exercise of its functions. The total amount of insurance premiums paid in 2021 was BRL 1,661,237.90 and the amount corresponding to 2022 is not yet fixed.

Pursuant to the approval of our board of directors at the meeting held on December 23, 2009, we indemnify our directors, executive officers and members of the Audit Committee in actions related to the positions held by them, exclusively for procedural or administrative costs and attorneys' fees. , except in cases of gross negligence or willful misconduct and/or abuse of power and/or in disagreement with the Bylaws and our internal rules. This indemnification letter was also issued to the members of the Audit Committee and the compensation committee and reflects the terms of the D&O Civil Liability insurance policy mentioned in the previous paragraph.

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of removal from office or retirement.

13.13. In relation to the last three (3) fiscal years, indicate the total remuneration percentage of each body recognized in the income of the issuer in reference to members of the board of directors, executive board or fiscal committee who are related parties to direct or indirect controllers, as defined by the accounting standards that treat this issue.

In the years 2019, 2020 and 2021, no payments were made to members of the Board of Directors or Executive Board who were parties related to our controlling shareholders, direct or indirect.

Management Proposal | Ordinary General Meeting - 29 April 2022

13.14. Relation to the last three (3) fiscal years, indicate the values recognized in the income of the issuer as remuneration to the members of the board of directors, statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting or assistance services rendered

Not applicable, as there is no value recorded in the result as compensation earned by the members of the Board of Directors of the Company, Board of Executive Officers or Fiscal Council in the last three fiscal years other than as a result of the position they held.

13.15. In relation to the last 3 fiscal years, indicate the recognized values in the income of controllers, directly or indirectly, of companies under common control and controlled by issuer, such as remuneration of members of the board of directors, of the statutory board, or of the fiscal committee of the issuer, grouped by body, specifying within which meaning those values were attributed to those individuals

Our members of the Board of Directors who perform executive functions at Santander Spain, our indirect controlling shareholder, as well as our other directors and officers, do not receive remuneration abroad corresponding to the functions performed in Brazil.

In 2019, three non-executive members of the Company's Board of Directors performed executive functions at Santander Spain, our indirect controlling shareholder, and received remuneration in the amount of EUR 13,021,681 for these functions.

In 2020, four non-executive members of the Company's Board of Directors performed executive functions at Santander Spain, our indirect controlling shareholder, and received remuneration in the amount of EUR 10,034,509 for these functions.

In 2021, four non-executive members of the Board of Directors and one member of the Statutory Board of Directors of the Company performed executive functions at Santander Spain, our indirect controlling shareholder, and received remuneration in the amount of EUR 19,981,775 for these functions.

Fiscal Year 2019	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	13.021.681 EUR	0	0	13.021.681 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2020	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	10,034,509 EUR	0	0	10,034,509 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

Management Proposal | Ordinary General Meeting - 29 April 2022

Fiscal Year 2021	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	19.981.775 EUR	0	0	19.981.775 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed relevant by the issuer

There is no other information pertaining to this topic that the Company deems relevant that are not described in the other items in Section 13.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 25, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer